Exhibit 99.3

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2008, 2007 and 2006

and for the years ended

December 31, 2008, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

MBIA Insurance Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of MBIA Insurance Corporation and subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company has adopted SFAS No. 157, “Fair Value Measurements” in 2008. As discussed in Note 1 to the consolidated financial statements, in 2008, credit rating downgrades caused a significant reduction in insurance activities and, in February 2009, the Company received regulatory approvals to establish a separate U.S. public finance financial guarantee insurance company.

/s/ PricewaterhouseCoopers LLP

New York, NY

March 2, 2009

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands except per share amounts)

	December 31, 2008	December 31, 2007
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $5,805,960 and $8,424,735)	$5,614,186	$8,670,836
Investments pledged as collateral, at fair value (amortized cost $1,530,036 and $452,440)	1,567,371	454,398
Investments held-to-maturity, at amortized cost (which approximates fair value)	1,214,569	1,327,892
Short-term investments, at fair value (amortized cost $1,448,545 and $1,162,082)	1,447,343	1,162,082
Other investments	45,280	29,378

Total investments	9,888,749	11,644,586
Cash and cash equivalents	1,066,793	121,266
Securities purchased under agreements to resell	3,343,947	345,620
Accrued investment income	117,918	145,250
Deferred acquisition costs	560,632	472,516
Prepaid reinsurance premiums	216,609	318,740
Reinsurance recoverable on paid and unpaid losses	173,548	82,041
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $116,344 and $108,579)	101,116	99,576
Receivable for investments sold	10,594	1,073
Derivative assets	746,936	837,228
Current income taxes	325,691	163,862
Deferred income taxes, net	1,348,575	850,542
Other assets	1,086,266	267,007

Total assets	$19,064,312	$15,426,245

Liabilities and Shareholders’ Equity
Liabilities:
Deferred premium revenue	$3,424,402	$3,107,833
Loss and loss adjustment expense reserves	1,557,884	1,346,423
Securities sold under agreements to repurchase	1,343,947	345,620
Variable interest entity notes	1,791,597	1,355,792
Short-term debt	—	13,383
Long-term debt	952,655	—
Deferred fee revenue	42,585	12,807
Payable for investments purchased	34	35,766
Derivative liabilities	6,219,290	4,491,746
Other liabilities	384,444	173,418

Total liabilities	15,716,838	10,882,788

Commitments and contingencies (See Note 20)
Shareholders’ Equity:
Series A non-cumulative perpetual preferred stock, par value $1,000 per share, liquidation value $100,000 per share; authorized - 4,000.08, issued and outstanding - 2,759.08	27,598	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	2,183,672	1,704,922
Retained earnings	1,255,107	2,609,820
Accumulated other comprehensive income (loss), (net of deferred income tax of ($61,895) and $104,586)	(133,903)	213,715

Total shareholders’ equity	3,347,474	4,543,457

Total liabilities and shareholders’ equity	$19,064,312	$15,426,245

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Years ended December 31
	2008	2007	2006
Revenues:
Gross premiums written	$1,370,454	$857,170	$832,634
Ceded premiums	(25,111)	(81,367)	(91,287)

Net premiums written	1,345,343	775,803	741,347
Increase in deferred premium revenue	(465,158)	(35,929)	30,838

Premiums earned (net of ceded premiums of $120,991, $118,931 and $133,219)	880,185	739,874	772,185
Net investment income	582,680	571,207	575,863
Fees and reimbursements	9,221	19,896	32,776

Realized gains (losses) and other settlements on insured derivatives	(397,370)	116,196	80,780
Unrealized gains (losses) on insured derivatives	(1,822,679)	(3,726,782)	(4,980)

Net change in fair value of insured derivatives	(2,220,049)	(3,610,586)	75,800
Net realized gains (losses)	(35,230)	52,541	4,730
Net gains (losses) on financial instruments at fair value and foreign exchange	208,518	121,197	5,885
Net gains on extinguishment of debt	38,927	—	—
Other	137	44	1,608

Total revenues	(535,611)	(2,105,827)	1,468,847

Expenses:
Losses and loss adjustment	1,318,001	900,345	80,889
Amortization of deferred acquisition costs	74,805	66,873	66,012
Operating	207,507	133,788	155,901
Interest	190,222	81,810	76,490

Total expenses	1,790,535	1,182,816	379,292

Income (loss) before income taxes	(2,326,146)	(3,288,643)	1,089,555
Provision (benefit) for income taxes	(971,478)	(1,233,829)	290,650

Income (loss) from continuing operations	(1,354,668)	(2,054,814)	798,905
Equity in net income (loss) of subsidiaries	(45)	62	(21)
Net income from discontinued operations, net of tax	—	—	1,540
Gain on sale of discontinued operations, net	—	—	844

Net income (loss)	$(1,354,713)	$(2,054,752)	$801,268

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2008

(In thousands except per share amounts)

	Common Stock		Preferred Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Shares	Amount
Balance, January 1, 2006	100,000	$15,000	$—	$1,672,310	$5,202,304	$190,286	$7,079,900

Comprehensive income:
Net income	—	—	—	—	801,268	—	801,268
Other comprehensive loss:
Change in unrealized appreciation of investments net of change in deferred income taxes of $(27,639)	—	—	—	—	—	(38,294)	(38,294)
Change in foreign currency translation net of change in deferred income taxes of $2,316	—	—	—	—	—	35,904	35,904

Other comprehensive loss							(2,390)

Comprehensive income							798,878

Dividends declared (per common share $8,390.00)	—	—	—	—	(839,000)	—	(839,000)
Variable interest entities	—	—	—	52	—	—	52
Share-based compensation, net of change in deferred income taxes of $(3,594)	—	—	—	18,562	—	—	18,562

Balance, December 31, 2006	100,000	$15,000	$—	$1,690,924	$5,164,572	$187,896	$7,058,392

Comprehensive loss:
Net loss	—	—	—	—	(2,054,752)	—	(2,054,752)
Other comprehensive income:
Change in unrealized appreciation of investments net of change in deferred income taxes of $868	—	—	—	—	—	1,705	1,705
Change in foreign currency translation net of change in deferred income taxes of $2,503	—	—	—	—	—	24,114	24,114

Other comprehensive income							25,819

Comprehensive loss							(2,028,933)

Dividends declared (per common share $5,000.00)	—	—	—	—	(500,000)	—	(500,000)
Share-based compensation, net of change in deferred income taxes of $(7,062)	—	—	—	13,998	—	—	13,998

Balance, December 31, 2007	100,000	$15,000	$—	$1,704,922	$2,609,820	$213,715	$4,543,457

Comprehensive loss:
Net loss	—	—	—	—	(1,354,713)	—	(1,354,713)
Other comprehensive loss:
Change in unrealized appreciation of investments net of change in deferred income taxes of $(155,577)	—	—	—	—	—	(401,860)	(401,860)
Change in foreign currency translation net of change in deferred income taxes of $(10,905)	—	—	—	—	—	54,242	54,242

Other comprehensive loss							(347,618)

Comprehensive loss							(1,702,331)

Issuance of perpetual preferred shares (2,759.08 shares)	—	—	27,598	—	—	—	27,598
Capital contribution from MBIA Inc.	—	—	—	486,500	—	—	486,500
Share-based compensation, net of change in deferred income taxes of $(14,959)	—	—	—	(7,750)	—	—	(7,750)

Balance, December 31, 2008	100,000	$15,000	$27,598	$2,183,672	$1,255,107	$(133,903)	$3,347,474

	2008	2007	2006
Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes	$(313,061)	$19,399	$(11,244)
Reclassification adjustment, net of taxes	(88,799)	(17,694)	(27,050)

Change in net unrealized appreciation, net of taxes	$(401,860)	$1,705	$(38,294)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31
	2008	2007	2006
Cash flows from operating activities of continuing operations:
Net income (loss)	$(1,354,713)	$(2,054,752)	$801,268
Income from discontinued operations, net of tax	—	—	(1,540)
Gain on sale of discontinued operations, net of tax	—	—	(844)

Net income (loss) from continuing operations	(1,354,713)	(2,054,752)	798,884
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of bond discount (premiums), net	26,546	15,371	20,385
Decrease (increase) in accrued investment income	27,332	(8,229)	(8,156)
Increase in deferred acquisition costs	(88,116)	(22,960)	(22,445)
Increase (decrease) in deferred premium revenue	316,569	7,528	(47,301)
Decrease in prepaid reinsurance premiums	102,131	37,995	43,283
Increase (decrease) in loss and loss adjustment expense reserves	211,461	809,386	(184,465)
(Increase) decrease in reinsurance recoverable on paid and unpaid losses	(91,507)	(35,100)	12,024
(Increase) decrease in salvage and subrogation	(350,781)	72,408	(45,380)
Receivable from reinsurers on insured derivative contracts	(110,421)	—	—
Payable to reinsurers on recoveries	114,702	—	—
Depreciation	9,011	8,754	9,782
Increase (decrease) in deferred fee revenue	29,778	1,014	(3,981)
Increase (decrease) in accrued expenses	106,985	(7,245)	(10,405)
Net realized (gains) losses on sale of investments	26,328	(52,541)	(4,730)
Realized losses on other than temporarily impaired investments	8,902	—	—
Unrealized losses on insured derivatives	1,822,679	3,726,782	4,980
Net gains on financial instruments at fair value and foreign exchange	(208,518)	(121,197)	(5,885)
Net gains on extinguishment of debt	(38,927)	—	—
Current income tax (benefit) provision	(176,788)	(141,783)	15,017
Deferred income tax benefit	(341,001)	(1,258,303)	(38,027)
Share-based compensation	7,209	6,936	14,968
Other, operating	(29,151)	(6,613)	9,473

Total adjustments to net income (loss)	1,374,423	3,032,203	(240,863)

Net cash provided by operating activities of continuing operations	19,710	977,451	558,021

Cash flows from investing activities of continuing operations:
Purchase of fixed-maturity securities	(4,067,629)	(2,712,891)	(3,336,788)
Decrease in payable for investments purchased	(35,732)	(230,295)	(52,292)
Sale and redemption of fixed-maturity securities	6,068,132	2,659,758	3,301,045
(Decrease) increase in receivable for investments sold	(9,521)	11,030	(8,553)
(Purchase) redemption of held-to-maturity investments	(66,677)	72,699	(121,980)
(Purchase) sale of short-term investments, net	(584,307)	(172,923)	169,565
(Purchase) sale of other investments, net	(21,153)	(25,731)	264,799
Capital expenditures	(10,558)	(9,839)	(9,828)
Disposals of capital assets	—	3	—
Other, investing	1,748	1,796	2,828

Net cash provided (used) by investing activities of continuing operations	1,274,303	(406,393)	208,796

Cash flows from financing activities of continuing operations:
Issuance of variable interest entity notes	—	—	300,000
Principal paydown of variable interest entity notes	(138,472)	(94,182)	(134,122)
Securities purchased under agreements to resell, net	(2,000,000)	—	—
Other borrowings and deposits	(1,093)	(2,799)	(7,222)
Capital issuance costs	(13,424)	(6,626)	(2,209)
Net proceeds from issuance of perpetual preferred shares	387,598	—	—
Proceeds from issuance of long-term debt	991,133	—	—
Repayment for retirement of long-term debt	(47,345)	—	—
Repayment for retirement of short-term debt	(13,383)	(27,515)	(17,847)
Capital contribution from MBIA Inc.	486,500	—	—
Dividends paid	—	(500,000)	(839,000)

Net cash used by financing activities of continuing operations	(348,486)	(631,122)	(700,400)

Discontinued operations:
Net cash used by operating activities	—	—	(340)

Net cash used by discontinued operations	—	—	(340)

Net increase (decrease) in cash and cash equivalents	945,527	(60,064)	66,077
Cash and cash equivalents - beginning of year	121,266	181,330	115,253

Cash and cash equivalents - end of year	$1,066,793	$121,266	$181,330

Supplemental cash flow disclosures:
Income taxes paid (refunded)	$(479,191)	$169,107	$286,189
Interest paid:
Other borrowings and deposits	$1,876	$3,331	$2,841
Variable interest entity notes	$55,634	$74,251	$58,394
Non cash items:
Share-based compensation	$7,209	$6,936	$14,968

The accompanying notes are an integral part of the consolidated financial statements.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 1: Business and Organization

MBIA Insurance Corporation is a wholly owned subsidiary of MBIA Inc. (“MBIA”). The guarantees of MBIA Insurance Corporation and its subsidiaries, (“MBIA Corp.”) insure municipal bonds, asset-backed and mortgage-backed securities (“ABS” and “MBS”, respectively), investor-owned utility bonds, bonds backed by publicly or privately funded public-purpose projects, bonds issued by sovereign and sub-sovereign entities, and bonds backed by other revenue sources such as corporate franchise revenues. Insured ABSs include collateral consisting of a variety of consumer loans, corporate loans and bonds, trade and export receivables, aircraft, equipment and real property leases and insured MBSs include collateral consisting of residential and commercial mortgages. Additionally, MBIA Corp. has insured credit default swaps (“CDSs”) on structured pools of corporate obligations, residential mortgage-backed securities (“RMBS”), and commercial real estate backed securities and loans. The financial guarantees issued by MBIA Corp. provide unconditional and irrevocable guarantees of the payment of the principal of, and interest or other amounts owing on, insured obligations when due. The obligations are generally not subject to acceleration, except that MBIA Corp. may have the right, at its discretion, to accelerate insured obligations upon default or otherwise. Certain investment agreement contracts written by MBIA Inc. and insured by MBIA Corp. are terminable upon ratings downgrades, and if MBIA Inc. were to have insufficient assets to pay the termination payments, MBIA Corp. would make such payments.

MBIA Corp. writes business both in the United States (“U.S.”) and outside of the U.S. Business outside of the U.S. is generally written through MBIA UK Insurance Limited (“MBIA UK”), a financial guarantee insurance company licensed in the United Kingdom. MBIA Corp. also owns MBIA Assurance S.A. (“MBIA Assurance”), a French insurance company. On December 28, 2007, MBIA Assurance was restructured with MBIA UK (by way of dissolution or winding-up without liquidation) and governed by the terms of article 1844-5 of the French Civil Code. The restructuring involved (i) the transfer of all of MBIA Assurance’s assets and liabilities to MBIA UK; (ii) the simultaneous transfer of the portfolio of MBIA Assurance’s financial guarantees to MBIA UK; and (iii) the dissolution without liquidation of MBIA Assurance. Consequently, all previously insured MBIA Assurance policies are now insured by MBIA UK. MBIA UK writes financial guarantee insurance in the member countries of the European Union and other regions outside the United States. In February 2007, MBIA Corp. incorporated a new subsidiary, MBIA México, S.A. de C.V. (“MBIA Mexico”), through which it writes financial guarantee insurance in Mexico. These subsidiaries principally provide insurance for public infrastructure financings, structured finance transactions and certain obligations of financial institutions in the international markets. Pursuant to a reinsurance agreement with MBIA Insurance Corporation, a substantial amount of the risk insured by MBIA Mexico and MBIA UK is reinsured by MBIA Corp.

MBIA Corp. also manages books of business through two other subsidiaries, MBIA Insurance Corp. of Illinois (“MBIA Illinois”), acquired in December 1989, and Capital Markets Assurance Corporation (“CMAC”), acquired in February 1998 when MBIA Inc. merged with CapMAC Holdings, Inc. (“CapMAC”). The net book of business of these two subsidiaries is 100% reinsured by MBIA Insurance Corporation.

MBIA Corp.’s business has historically relied upon the triple-A credit ratings of MBIA Insurance Corporation. The loss of those ratings in the second quarter of 2008 resulted in a dramatic reduction in MBIA Corp.’s insurance activities. As of December 31, 2008, MBIA Insurance Corporation was rated AA with a negative outlook by Standard & Poor’s Corporation (“S&P”) and Baa1 with a developing outlook by Moody’s Investors Service, Inc. (“Moody’s”).

On February 25, 2008, MBIA Corp. announced that it ceased insuring new credit derivative contracts except in transactions related to the reduction of existing derivative exposure. In addition, MBIA Corp. announced that it suspended the writing of all new structured finance business for approximately six months. Currently, the global structured finance market is generating very little new business, and it is uncertain how or when MBIA Corp. may re-engage this market. The municipal bond market has also seen a drop in the demand for bond insurance, but MBIA Corp. expects to compete for this business in the future. While MBIA Corp. has written almost no traditional direct insurance business in the second half of 2008, MBIA Corp. provided reinsurance for a portfolio of U.S. public finance bonds originally insured by Financial Guaranty Insurance Company (“FGIC”) with total assumed par of $181 billion. Refer to “Note 14: Reinsurance” for further details of this transaction.

In February 2008, MBIA Inc. announced its intention to reorganize its insurance operations in a manner that would provide public finance and structured finance insurance from separate operating entities. In February 2009, after receiving the required regulatory approvals, MBIA Inc. restructured its principal insurance subsidiary, MBIA Insurance Corporation, and established a separate U.S. public finance financial guarantee insurance company using MBIA Insurance Corp. of Illinois (“MBIA Illinois”), an existing public finance financial guarantee insurance company previously wholly owned by MBIA Insurance Corporation. Refer to “Note 21: Subsequent Events” for information about this reorganization.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Liquidity

Liquidity risk arises in MBIA Corp.’s operations when claims on insured exposures result in payment obligations, when operating cash inflows fall primarily due to depressed writings of new insurance or lower investment income, or when assets experience credit defaults or significant declines in fair value. Prior to 2008, loss payments were immaterial relative to the significant operating cash flows of this business.

MBIA Corp.’s financial guarantee insurance business model is built upon the premise of “pay-as-you-go” cash flows. Its financial guarantee contracts and CDS contracts cannot be accelerated (absent an insolvency or payment default of MBIA Corp.), thereby mitigating liquidity risk. However, when a default or impairment of an insured obligation occurs, MBIA Corp. encounters liquidity risk resulting from its irrevocable pledge to pay principal and interest, or other amounts owing on insured obligations, when due. Additionally, MBIA Corp. requires cash for the payment of operating expenses, as well as principal and interest related to its surplus notes and preferred stock issuance. Finally, MBIA Corp. also provides secured lending to other MBIA Inc. subsidiaries to support their business operations and liquidity position. These lending arrangements reduce the liquidity position of MBIA Corp.

Beginning in the fourth quarter of 2007 and throughout 2008, MBIA Corp. has made a significant amount of payments associated with insured second-lien RMBS securitizations, as well as settlement payments relating to CDS contracts referencing ABS collateralized debt obligations (“CDOs”). Among MBIA Corp.’s outstanding insured portfolio, these types of payments exhibit the highest degree of volatility and, therefore, pose material liquidity risk. The level of future loss payments on second-lien RMBS, CDO-squared, and ABS CDO transactions is dependent upon the performance trends of the underlying collateral supporting these insured transactions.

In order to monitor liquidity risk and maintain appropriate liquidity resources for payments associated with MBIA Corp.’s residential mortgage related exposures, MBIA Corp. employs a stress scenario-based liquidity model using the same “Roll Rate Default Methodology” as it uses in its loss reserving. Using this methodology, MBIA Corp. estimates the level of payments that would be required to be made under low probability stress-level default assumptions of the underlying collateral taking into account MBIA Corp.’s obligation to cover such defaults under MBIA Corp.’s insurance policies. These estimated payments, together with all other significant operating, financing and investing cash flows are forecasted over the next 24-month period on a monthly basis and then annually thereafter to the final maturity of the longest dated outstanding insured obligation. The stress-loss scenarios and cash flow forecasts are frequently updated to account for changes in risk factors and to reconcile differences between forecasted and actual payments.

In addition to MBIA Corp.’s residential mortgage stress scenario, MBIA Corp. also monitors liquidity risk using a Monte Carlo estimation of potential stress-level claims for all insured principal and interest payments due in the next 12-month period at a 99.99% confidence interval. These probabilistically determined payments are then compared to MBIA Corp.’s invested assets to ensure adequate coverage of worst-case loss scenario measurements. This theoretic liquidity model supplements the scenario-based liquidity model described above providing MBIA Corp. with a robust set of liquidity metrics with which to monitor its risk position.

MBIA Corp. manages its investment portfolio in a conservative manner to maintain cash and liquid securities in an amount in excess of all stress scenario payment requirements. To the extent MBIA Corp.’s liquidity resources fall short of its target liquidity cushion under the stress-loss scenario testing, MBIA Corp. will seek to increase its cash holdings position, primarily through the sale of high-quality bonds held in its investment portfolio.

Note 2: Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. As additional information becomes available or actual amounts become determinable, the recorded estimates are revised and reflected in operating results. Actual results could differ from those estimates.

Certain amounts have been reclassified in prior years’ financial statements to conform to the current presentation. This includes the reclassification of premiums from MBIA Corp.’s insured derivatives portfolio from “Scheduled premiums earned”, “Refunding premiums earned”, “Premiums earned” and “Fees and reimbursements” to “Realized gains (losses) and other settlements on insured derivatives” and the reclassification of unrealized gains and losses on MBIA Corp.’s insured derivatives portfolio from “Net gains (losses) on financial instruments at fair value and foreign exchange” to

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

“Unrealized gains (losses) on insured derivatives”, both of which had no effect on total revenues and total expenses as previously reported. Additionally, “Gross premiums written”, “Ceded premiums written” and “Net premiums written” exclude premiums from MBIA Corp.’s insured derivatives portfolio. Amounts reclassified in prior years’ financial statements also include the reclassification of net interest income and expense and net realized gains and losses related to non-hedging derivative instruments from “Net investment income”, “Interest expense”, and “Net realized gains (losses)”, respectively, to “Net gains (losses) on financial instruments at fair value and foreign exchange.”

Consolidation

The consolidated financial statements include the accounts of MBIA Insurance Corporation, its wholly owned subsidiaries and all other entities in which MBIA Corp. has a controlling financial interest. All material intercompany balances and transactions have been eliminated. MBIA Corp. determines whether it has a controlling financial interest in an entity by first evaluating whether an entity is a voting interest entity, a variable interest entity (“VIE”) or a qualifying special-purpose entity (“QSPE”).

Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable an entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin No. (“ARB”) 51, “Consolidated Financial Statements,” as amended. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, MBIA Corp. consolidates voting interest entities in which it has a majority voting interest.

VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. (“FIN”) 46(R), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51,” MBIA Corp. consolidates all VIEs in which it is the primary beneficiary.

QSPEs are passive entities accounted for in accordance with Statement of Financial Accounting Standards No. (“SFAS”) 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS 140 sets forth the criteria an entity must satisfy to be a QSPE. These criteria include the types of assets a QSPE may hold, limits on asset sales, the use of derivatives and financial guarantees, and the level of discretion a servicer may exercise in attempting to collect receivables. In accordance with SFAS 140 and FIN 46(R), MBIA Corp. does not consolidate QSPEs.

Investments

MBIA Corp. classifies its fixed-maturity investments as either available-for-sale or held-to-maturity, as defined by SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available-for-sale investments are reported in the consolidated balance sheets at fair value, with unrealized gains and losses, net of deferred taxes, reflected in accumulated other comprehensive income (loss) in shareholders’ equity. Bond discounts and premiums are amortized using the effective yield method over the remaining term of the securities. For bonds purchased at a price above par value that also have call features, premiums are amortized to the call date that produces the lowest yield. For MBSs and ABSs, discounts and premiums are adjusted quarterly for the effects of actual and expected prepayments on a retrospective basis. For pre-refunded bonds, the remaining term is determined based on the contractual refunding date. Investment income is recorded as earned. Realized gains or losses on the sale of investments are determined by utilizing the first-in, first-out method to identify the investments sold and are included as a separate component of revenues.

Held-to-maturity investments consist mainly of debt securities, loans, lease receivables and trade receivables for which MBIA Corp. has the ability and intent to hold such investments to maturity. These investments are reported in the consolidated balance sheets at amortized cost. Discounts and premiums are amortized using the effective yield method over the remaining term of the assets. Investment income is recorded as earned.

Short-term investments are carried at fair value, and include all fixed-maturity securities with a remaining effective term to maturity of less than one year, commercial paper and money market securities.

Other investments include MBIA Corp.’s investment in equity securities. In accordance with SFAS 115, MBIA Corp. records its share of the unrealized gains and losses on equity investments, net of applicable deferred income taxes, in accumulated other comprehensive income (loss) in shareholders’ equity when it does not have a controlling financial interest in or exert significant influence over an entity (generally a voting interest of less than 20%).

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

When MBIA Corp. does not have a controlling financial interest in an entity but exerts significant influence over the entity’s operating and financial policies (generally a voting interest of 20% to 50%) and has an investment in common stock or substance common stock, MBIA Corp. accounts for its investments in accordance with the equity method of accounting prescribed by Accounting Principles Board Opinion No. (“APB”) 18, “The Equity Method of Accounting for Investments in Common Stock.” The carrying amounts of equity method investments are initially recorded at cost and adjusted to recognize MBIA Corp.’s share of the profits or losses, net of any intercompany gains and losses, of the investees subsequent to the purchase date. Such profits and losses are recorded within net investment income in the consolidated statements of operations. Dividends are applied as a reduction of the carrying amount of equity method investments.

At each balance sheet date, MBIA evaluates its investments for which fair value is less than amortized cost to determine whether the decline in value is other than temporary. An investment is considered for a potential other-than-temporary impairment if it meets any of the following criteria:

•

The security’s current fair value is less than current book value by a magnitude of 5% or greater, and the fair value has been less than book value by at least 5% for a period of greater than twelve months; or

•	the security’s fair value is less than current book value by a magnitude of 20% or greater.

If any of the above criteria are met, further analysis is performed to determine whether the impairment is other than temporary. In assessing whether a decline in value is other than temporary, MBIA Corp. considers several factors, including but not limited to (a) the magnitude and duration of the decline, (b) the reasons for the decline, such as general interest rate or credit spread movements, credit rating downgrades, issuer-specific changes in credit spreads, and the financial condition of the issuer, and (c) any guarantees associated with a security such as those provided by investment-grade financial guarantee insurance companies. The recoverability of amortized cost for ABSs and CDOs is assessed using discounted cash flow modeling and the recoverability of amortized cost for corporate obligations is assessed using issuer-specific credit analyses. Based on this assessment, if MBIA Corp. believes that either (a) the investment’s fair value will not recover to an amount equal to its amortized cost or (b) MBIA Corp. does not have the ability and intent to hold the investment to maturity or until the fair value recovers to an amount at least equal to amortized cost, it will consider the decline in value to be other than temporary. If MBIA Corp. determines that a decline in the value of an investment is other than temporary, the investment is written down to its fair value and a realized loss is recorded in its statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and demand deposits with banks with original maturities of less than 90 days.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized transactions and are recorded at contract value plus accrued interest, subject to the provisions of SFAS 140.

These transactions are entered into with MBIA Investment Management Corp. (“IMC”), a wholly owned subsidiary of MBIA Inc., in connection with IMC’s collateralized municipal investment agreement activity. It is MBIA Corp.’s policy to take possession of securities used to collateralize such transactions. MBIA Corp. minimizes the credit risk that IMC might be unable to fulfill its contractual obligations by monitoring IMC’s credit exposure and collateral value and requiring additional collateral to be deposited with MBIA Corp. when deemed necessary.

SFAS 140 also requires MBIA Corp. to reclassify financial assets pledged as collateral under certain agreements and to report those assets at fair value as a separate line item on the balance sheet with a corresponding adjustment to other comprehensive income (loss). As of December 31, 2008 and 2007, the fair values of financial assets pledged as collateral under these agreements were $1.6 billion and $454 million, respectively.

Policy Acquisition Costs

Policy acquisition costs include those expenses that relate primarily to, and vary with, the acquisition of new insurance business. MBIA Corp. periodically conducts a study to determine which operating costs have been incurred to acquire new insurance business and qualify for deferral. For business produced directly by MBIA Corp., such costs include compensation of employees involved in underwriting and policy issuance functions, certain rating agency fees, state premium taxes and certain other underwriting expenses, reduced by ceding commission income on premiums ceded to reinsurers. Policy acquisition costs also include ceding commissions paid by MBIA Corp. in connection with assuming business from other financial guarantors. Policy acquisition costs, net of ceding commissions received, related to non-derivative insured financial guarantee transactions are deferred and amortized over the period in which the related premiums are earned. Policy acquisition costs related to insured derivative transactions are expensed as incurred.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

MBIA Corp. will recognize a premium deficiency if the sum of expected loss and loss adjustment expenses (“LAE”) and unamortized policy acquisition costs exceed the related unearned premiums. If MBIA Corp. were to have a premium deficiency that is greater than unamortized acquisition costs, the unamortized acquisition costs would be reduced by a charge to expense, and a liability (if necessary) would be established for any remaining deficiency. As of December 31, 2008, there have been no premium deficiencies. Although GAAP permits the inclusion of anticipated investment income when determining a premium deficiency, it is currently not being included in MBIA Corp.’s evaluation.

Goodwill

Goodwill represents the excess of the cost of acquiring a business enterprise over the fair value of the net assets acquired. Under SFAS 142, “Goodwill and Other Intangible Assets,” goodwill is tested for impairment at least annually. An impairment loss is triggered if the estimated fair value of an operating segment is less than its carrying value.

MBIA Corp. performed its annual impairment testing of goodwill as of January 1, 2009 and January 1, 2008. On both dates, the fair value of MBIA Corp. exceeded its carrying value indicating that goodwill was not impaired. In performing this evaluation, MBIA Corp. determined that the best measure of its fair value was book value adjusted for the after-tax effects of net deferred premium revenue less deferred acquisition costs, the present value of installment premiums and a provision for losses to arrive at adjusted book value. Adjusted book value is a common measure used by security analysts to assess the value of financial guarantee companies.

Property and Equipment

Property and equipment consists of land, buildings, leasehold improvements, furniture, fixtures and computer equipment and software. All property and equipment is recorded at cost and, except for land, is depreciated over the appropriate useful life of the asset using the straight-line method. Leasehold improvements are amortized over the useful life of the improvement or the remaining term of the lease, whichever is shorter. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and any gain or loss on disposition is recognized as a component of net realized gains (losses). Maintenance and repairs are charged to current earnings as incurred.

Property, leasehold improvements and equipment are tested for potential impairment whenever events or changes in circumstances suggest that an asset’s or asset group’s carrying value may not be fully recoverable in accordance with SFAS 144, “Accounting for the Impairment of Disposal of Long-Lived Assets.” An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or group of assets is less than the corresponding carrying value.

The useful lives of each class of assets are as follows:

Buildings and site improvements	2-31 years
Leasehold improvements	2-10 years
Furniture and fixtures	5-10 years
Computer equipment and software	3-10 years

Derivatives

Under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” all derivative instruments are required to be recognized on the balance sheet as either assets or liabilities depending on the rights or obligations under the contract and are required to be measured at fair value. The recognition of changes in the fair value of a derivative within the statement of operations will depend on the intended use of the derivative. If the derivative does not qualify as part of a hedging relationship or is not designated as such, the gain or loss on the derivative is recognized in the statement of operations. For derivatives that qualify for hedge accounting, the gain or loss is either recognized in income along with an offsetting adjustment made to the hedged item, or the effective portion of the gain or loss is deferred in other comprehensive income (loss), net of tax, and reclassified into income in the same period(s) that the hedged item affects income. To qualify for hedge accounting, the derivative must qualify as a fair value hedge, a cash flow hedge, or a foreign currency hedge.

The nature of MBIA Corp.’s business activities requires the management of various financial and market risks, including those related to changes in interest rates and foreign currency exchange rates. MBIA Corp. uses derivative instruments to mitigate or eliminate certain of those risks. MBIA Corp. designates derivatives as fair value hedges, cash flow hedges and foreign currency hedges.

A fair value hedge represents the hedging of an exposure to changes in the fair value of an asset, liability, or unrecognized firm commitment that is attributable to a particular risk. A cash flow hedge represents the hedging of an exposure to the variability in expected future cash flows that is attributable to a particular risk. A derivative instrument

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

or a non-derivative financial instrument that results in a foreign currency transaction gain or loss arising under SFAS 52, “Foreign Currency Translation,” can be designated as hedging changes in the fair value of an unrecognized firm commitment, or a specific portion, attributable to foreign currency exchange rates.

For a qualifying fair value hedge, gains and losses on the hedging instrument are recognized in income, and gains and losses (change in fair value) on the hedged item attributable to the hedged risk are recorded as an adjustment to the carrying amount of the hedged item and recognized in income. For a qualifying cash flow hedge, the effective portion of the gain or loss on a derivative designated as a cash flow hedge is reported in other comprehensive income (loss), net of tax, and the ineffective portion is reported in earnings. The effective portions of the gain or loss of the derivative deferred in accumulated other comprehensive income (loss), net of tax, is then reclassified into income in the same period or periods during which the hedged forecasted transaction affects income.

If circumstances or events arise that require the termination and settlement of a derivative contract prior to maturity, any resulting gain or loss will be recognized immediately in earnings. For qualifying fair value hedges, if the hedge relationship is terminated, the derivative fair value adjustment is reported as part of the basis of the hedged item and is amortized to earnings as a yield adjustment. For qualifying cash flow hedges, if the hedge relationship is terminated, the derivative fair value adjustment recorded in other comprehensive income (loss) is recognized in earnings at the time the hedged cash flows are recognized, consistent with the original hedge strategy. If the underlying hedged item of a hedge relationship ceases to exist, all changes in the fair value of the derivative are recognized in earnings each period until the derivative matures or terminates.

Certain of MBIA Corp.’s financial guarantees that meet the definition of a derivative are subject to a financial guarantee scope exception, as defined in SFAS 133. This scope exception provides that financial guarantee contracts are not subject to SFAS 133 only if:

•

They provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations under a non-derivative contract, either at pre-specified payment dates or accelerated payment dates, as a result of the occurrence of an event of default (as defined in the financial obligation covered by the guarantee contract) or notice of acceleration being made to the debtor by the creditor;

•	payment under the financial guarantee contract is made only if the debtor’s obligation to make payments as a result of conditions as described above is past due; and

•

the guaranteed party is, as a precondition in the contract (or in the back-to-back arrangement, if applicable) for receiving payment of any claim under the guarantee, exposed to the risk of nonpayment both at inception of the financial guarantee contract and throughout its term either through direct legal ownership of the guaranteed obligation or through a back-to-back arrangement with another party that is required by the back-to-back arrangement to maintain direct ownership of the guaranteed obligation.

Financial guarantee contracts which have any of the following would not qualify for the financial guarantee scope exception:

•	Payments are required based on changes in the creditworthiness of a referenced credit, rather than failure of that debtor to pay when due (i.e., default);

•	the “guaranteed party” is not actually exposed to loss (that is, it neither owns the referenced asset nor is itself a guarantor of that asset) throughout the term of the contract; or

•	the compensation to be paid under the contract could exceed the amount of loss actually incurred by the guaranteed party.

Approximately 82% of MBIA Corp.’s financial guarantee contracts qualify for the scope exception defined above and, therefore, are accounted for in accordance with SFAS 60, “Accounting and Reporting by Insurance Enterprises.” The remaining contracts do not meet the scope exception, primarily because the guaranteed party is not exposed to the risk of nonpayment both at inception of the financial guarantee contract and throughout its term. These contracts are accounted for as derivatives and reported on MBIA Corp.’s balance sheet as either assets or liabilities, depending on the rights or obligations under the contract, at fair value. MBIA Corp. refers to these contracts as insured CDS contracts.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Contracts that do not in their entirety meet the definition of a derivative instrument, such as bonds, insurance policies and leases, may contain embedded derivative instruments, which are implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument. The effect of including or embedding a derivative instrument in another contract, referred to as the host contract, is that some or all of the cash flows or other exchanges that otherwise would be required by the host contract, whether unconditional or contingent upon the occurrence of a specified event, will be modified based on one or more underlying references.

Refer to “Note 7: Derivative Instruments” for a further discussion of MBIA Corp.’s use of derivatives and their impact on the MBIA Corp.’s financial statements and “Note 4: Fair Value of Financial Instruments” for derivative valuation techniques and fair value disclosures.

Fair Value Measurements – Definition and Hierarchy

MBIA Corp. adopted the provisions of SFAS 157, “Fair Value Measurements” excluding non-financial assets and liabilities per FASB Staff Position No. (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157,” beginning January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, MBIA Corp. uses various valuation approaches, including both market and income approaches. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available and reliable. Observable inputs are those MBIA Corp. believes that market participants would use in pricing the asset or liability developed based on market data. Unobservable inputs are those that reflect MBIA Corp.’s beliefs about the assumptions market participants would use in pricing the asset or liability developed based on the best information available. The hierarchy is broken down into three levels based on the observability and reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that MBIA Corp. has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail any degree of judgment. Assets utilizing Level 1 inputs generally include U.S. Treasuries, foreign government bonds and certain corporate obligations that are highly liquid and actively traded.

•

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 assets include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, securities which are priced using observable inputs and derivative contracts whose values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Assets and liabilities utilizing Level 2 inputs include: U.S. government and agency MBSs; most over-the-counter (“OTC”) derivatives; corporate and municipal bonds; and certain MBSs or ABSs.

•

Level 3—Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Assets and liabilities utilizing Level 3 inputs include certain MBS, ABS and CDO securities where observable pricing information was not able to be obtained for a significant portion of the underlying assets; and complex OTC derivatives (including certain foreign currency options; long-dated options and swaps; and certain credit derivatives) and insured derivatives that require significant management judgment and estimation in the valuation.

The level of activity in a market contributes to the determination of whether an input is observable. An active market is one in which transactions for an asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis. In determining whether a market is active or inactive, MBIA Corp. considers the following traits to be indicative of an active market:

•	Transactions are frequent and observable;

•	prices in the market are current;

•	price quotes among dealers do not vary significantly over time; and

•	sufficient information relevant to valuation is publicly available.

The availability of observable inputs can vary from product to product and period to period and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by MBIA Corp. in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, MBIA Corp.’s own assumptions are set to reflect those that it believes market participants would use in pricing the asset or liability at the measurement date. MBIA Corp. uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. MBIA Corp. has also taken into account its own nonperformance risk and that of its counterparties when measuring fair value.

Refer to “Note 4: Fair Value of Financial Instruments” for additional fair value disclosures.

Loss and Loss Adjustment Expenses

LAE reserves are established by MBIA Corp.’s Loss Reserve Committee, which consists of members of senior management. This estimate requires the use of judgment and estimates with respect to the occurrence, timing and amount of a loss on an insured obligation. Loss and LAE reserves relate only to MBIA Corp.’s non-derivative financial guarantees.

MBIA Corp. establishes two types of loss and LAE reserves: an unallocated loss reserve and case basis reserves. The unallocated loss reserve is established with respect to MBIA Corp.’s entire non-derivative insured portfolio. MBIA Corp.’s unallocated loss reserve represents MBIA Corp.’s estimate of losses that have occurred or are probable to occur as a result of credit deterioration in MBIA Corp.’s insured portfolio but which have not yet been specifically identified and applied to specific insured obligations. Case basis reserves represent MBIA Corp.’s estimate of probable losses on specifically identified credits that have defaulted or are expected to default.

Unallocated Loss Reserve

The unallocated loss reserve is increased on a quarterly basis using a formula that applies a “loss factor” to MBIA Corp.’s scheduled net earned premium for the respective quarter, both of which are defined and set forth below. This increase in the unallocated reserve is included in MBIA Corp.’s provision for loss and loss adjustment expenses as reported on MBIA Corp.’s consolidated statements of operations. Scheduled net earned premium represents total quarterly premium earnings, net of reinsurance, from all policies in force less the portion of quarterly premium earnings that have been accelerated as a result of the refunding or defeasance of insured obligations. Total earned premium as reported on MBIA Corp.’s consolidated statements of operations includes both scheduled net earned premium and premium earnings that have been accelerated, net of reinsurance. Once a policy is originated, the amount of scheduled net earned premium recorded in earnings will be included in MBIA Corp.’s calculation of its unallocated loss reserve. When an insured obligation is refunded, defeased or matures, MBIA Corp. does not reverse the unallocated loss reserve previously generated from the scheduled net earned premium on such obligation as MBIA Corp.’s unallocated loss reserve is not specific to any individual obligation.

Each quarter MBIA Corp. calculates its provision for the unallocated loss reserve as a fixed percent of scheduled net earned premium of the insurance operations. Prior to the first quarter of 2008, scheduled net earned premium of the insurance operations included premiums from both its non-derivative insured portfolio and its insured derivative portfolio. Effective January 1, 2008, premiums from insured derivative contracts are no longer included as part of scheduled net earned premium but are rather reported as part of “Realized gains (losses) and other settlements on insured derivatives.” As a result, MBIA Corp. increased its loss factor to 14.5% from 12% in order to maintain a loss and LAE provision consistent with that calculated using historical scheduled net earned premium.

On an annual basis, the Loss Reserve Committee evaluates the appropriateness of the fixed percent loss factor. In performing this evaluation, the Loss Reserve Committee considers the composition of MBIA Corp.’s insured portfolio by public finance sector, structured asset class, remaining maturity and credit quality, along with the latest industry data, including historical default and recovery experience for the relevant sectors of the fixed-income market. In addition, MBIA Corp. considers its own historical loss activity and how those losses developed over time. The Loss Reserve Committee reviews the results of its annual evaluation over a period of several years to determine whether any long-term trends are developing that indicate the loss factor should be increased or decreased. Therefore, case basis reserves established in any year may be above or below the loss factor without requiring an increase or decrease to the loss factor. However, if a

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

catastrophic or unusually large loss occurred in a single year or if the Loss Reserve Committee determined that any change to one or more of the variables that influence the loss factor is likely to have an impact on the level of probable losses in its insured portfolio, the Loss Reserve Committee will increase or decrease the loss factor accordingly, which will result in an increase or decrease in MBIA Corp.’s provision for loss and LAE. Alternatively, the Loss Reserve Committee may establish additional reserves for sectors within MBIA Corp.’s insured portfolio that it believes have a significantly higher risk of loss relative to the insured portfolio taken as a whole and not increase the loss factor.

Several variables are considered by the Loss Reserve Committee when evaluating the adequacy of the loss factor over an extended period of time. For example, as external and internal statistical data are applied to the various sectors of MBIA Corp.’s insured portfolio, a shift in business written toward sectors with high default rates would likely increase the loss factor, while a shift toward sectors with low default rates would likely decrease the loss factor. Additionally, increases in statistical default rates relative to MBIA Corp.’s insured portfolio and in MBIA Corp.’s actual loss experience or decreases in statistical recovery rates and in MBIA Corp.’s actual recovery experience would likely increase MBIA Corp.’s loss factor. Conversely, decreases in statistical default rates relative to MBIA Corp.’s insured portfolio and in MBIA Corp.’s actual loss experience or increases in statistical recovery rates and in MBIA Corp.’s actual recovery experience would likely decrease MBIA Corp.’s loss factor.

When a case basis reserve is established, MBIA Corp. reclassifies the estimated amount from its unallocated loss reserve in an amount equal to the specific case basis loss reserve. Therefore, the amount of available unallocated loss reserve at the end of each period is reduced by the actual case basis reserves established in the same period. Such reclassification has no effect on MBIA Corp.’s statement of operations as the unallocated loss reserve and specific case basis reserves, gross of recoveries from reinsurers, are reported as liabilities within “Loss and loss adjustment expense reserves” on MBIA Corp.’s balance sheet. In the event that case basis reserves develop at a significantly faster or slower rate than anticipated by applying the loss factor to net scheduled earned premium, MBIA Corp. will perform a qualitative evaluation with respect to the adequacy of the remaining unallocated loss reserve. In performing this evaluation, MBIA Corp. considers the anticipated amounts of future transfers to existing case basis reserves, as well as the likeliness those policies for which case basis reserves have not been established will require case basis reserves at a faster or slower rate than initially expected.

If, after establishing case basis reserves for the period, MBIA Corp. determines that the remaining unallocated loss reserve is not sufficient to cover its estimate of losses not yet specifically identified in its insured portfolio, additional unallocated loss reserves will be accrued at such time which, as a result, will reduce MBIA Corp.’s earnings for the period. Conversely, if MBIA Corp. determines that the remaining unallocated loss reserve is in excess of the amount needed to cover its estimate of unidentified losses, MBIA Corp. will reverse the excess at such time which, as a result, will increase MBIA Corp.’s earnings for the period.

Case Basis Reserve

MBIA Corp. establishes new case basis reserves with respect to a specific insurance policy when the Loss Reserve Committee determines that (i) a claim has been made or is probable in the future with respect to such policy based on specific credit events that have occurred and (ii) the amount of the ultimate loss that MBIA Corp. will incur under such policy can be reasonably estimated. The amount of the case basis reserve with respect to any policy is based on the net present value of the expected ultimate losses and loss adjustment expense payments that MBIA Corp. expects to pay with respect to such policy, net of expected recoveries under salvage and subrogation rights. As of December 31, 2008, the amount of the expected loss, net of expected recoveries, was present valued using a discount rate equal to the yield-to-maturity of MBIA Insurance Corporation’s fixed-income investment portfolio, excluding investments in money market funds and including intercompany loans under repurchase agreements. As of December 31, 2007 and 2006, the discount rate was equal to the yield-to-maturity of the consolidated fixed-income portfolio of MBIA Corp.’s insurance subsidiaries at the end of the preceding fiscal quarter. The change in the discount rate was made to better align the discount rate with (a) the entity establishing loss reserves and, (b) the current yield profile of the investment portfolio. MBIA Corp. believes the investment portfolio yield is an appropriate rate of return for present valuing its reserves as it reflects the rate of return on the assets supporting future claim payments by MBIA Corp. The discount rate used as of December 31, 2008, 2007 and 2006 was 5.03%, 5.06% and 5.10%, respectively. Once a case basis reserve is established for an insured obligation, MBIA Corp. continues to record premium revenue to the extent premiums have been or are expected to be collected on that obligation.

Case basis reserves are established in the same manner for policies with respect to which an insured event (i.e., a payment default on the insured obligation) has already occurred and for those policies where MBIA Corp. expects that an insured event will occur in the future based upon credit deterioration which has already occurred and has been identified. This reserving methodology is different from case basis reserves that are established by traditional property and casualty insurance companies, which determine case basis reserves only upon the occurrence of an insured event when reported. MBIA Corp. does not establish case basis reserves for all payments due under an insured obligation but rather only those that MBIA Corp. believes the issuer of the insured obligation will be unable to make. Case basis reserves cover the amount of principal and interest owed that MBIA Corp. expects to pay on its insured obligations and the costs of settlement and other loss mitigation expenses, net of expected recoveries. Expected recoveries reduce the amount of case basis reserves established by MBIA Corp. When MBIA Corp. becomes entitled to the underlying collateral of an insured credit under salvage and subrogation rights as a result of a claim payment, it records salvage and subrogation as an asset. Such amounts are included in MBIA Corp.’s balance sheet within “Other assets.”

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

A number of variables are taken into account in establishing specific case basis reserves for individual policies that depend primarily on the nature of the underlying insured obligation. These variables include the nature and creditworthiness of the underlying issuer of the insured obligation, whether the obligation is secured or unsecured and the expected recovery rates on the insured obligation, the projected cash flow or market value of any assets that support the insured obligation and the historical and projected loss rates on such assets. Factors that may affect the actual ultimate realized losses for any policy include economic conditions and trends, changes in interest rates, rates of inflation, changes in borrower behavior, and the default rate and salvage values of specific collateral.

MBIA Corp.’s loss reserving policy, described above, is based on guidance provided in SFAS 60, SFAS 5, “Accounting for Contingencies” and analogies to Emerging Issues Task Force (“EITF”) 85-20, “Recognition of Fees for Guaranteeing a Loan.” SFAS 60 requires that, for short-duration contracts, a liability for unpaid claim costs relating to insurance contracts, including estimates of costs relating to incurred but not reported claims, be accrued when insured events occur. Additionally, SFAS 5 requires that a loss be recognized where it is probable that one or more future events will occur confirming that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

Although SFAS 60 provides guidance to insurance enterprises, MBIA Corp. does not believe SFAS 60 comprehensively addresses the unique attributes of financial guarantee insurance contracts, as the standard was developed prior to the maturity of the financial guarantee industry. SFAS 60 provides guidance with respect to insurance contracts that are either short-duration or long-duration in nature. Financial guarantee contracts typically have attributes of both and, therefore, are difficult to classify as either. For instance, financial guarantee contracts are reported for regulatory purposes as property and casualty insurance, normally considered short-duration, but have elements of long-duration contracts in that they are irrevocable and extend over a period that may be in excess of 30 years.

MBIA Corp. believes its loss reserving policy reflects the requirements of applicable accounting literature, as well as the fact that financial guarantee losses occur over time as a result of credit deterioration, operational difficulties of the insured obligor or fraud, which may not be specifically detected when they occur but which can be generally estimated across a portfolio of insured obligations based on the credit quality and nature of the portfolio and historical default data. MBIA Corp. does, however, recognize premium revenue and policy acquisition costs in a manner consistent with the guidance provided in SFAS 60 for short-duration contracts.

The accounting for non-derivative financial guarantee loss reserves changed when MBIA Corp. adopted SFAS 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60,” on its effective date, January 1, 2009. Under SFAS 163, MBIA Corp. will recognize and measure claim liabilities based on the present value of expected net payments using a risk-free rate in excess of the unearned premium revenue. Refer to “Note 3: Recent Accounting Pronouncements” for additional information on the adoption of SFAS 163.

Premium Revenue Recognition

Upfront premiums are earned in proportion to the expiration of the related principal balance of an insured obligation. Therefore, for transactions in which the premium is received upfront, premium earnings are greater in the earlier periods when there is a higher amount of principal outstanding. The upfront premiums are apportioned to individual sinking fund payments of a bond issue according to an amortization schedule. After the premiums are allocated to each scheduled sinking fund payment, they are earned on a straight-line basis over the period of that sinking fund payment. Accordingly, deferred premium revenue represents the portion of premiums written that is applicable to the unexpired risk of insured bonds and notes. When an MBIA Corp.-insured obligation is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining deferred premium revenue is earned at that time since there is no longer risk to MBIA Corp. Installment premiums are earned on a straight-line basis over each installment period, generally one year or less. As the outstanding principal of an installment-based policy is paid down by the issuer of an MBIA Corp.-insured obligation, less premium is collected and recognized by MBIA Corp. MBIA Corp. may receive premiums upon the early termination of installment-based policies, which are earned when received. Both upfront and installment premium recognition methods recognize premiums over the term of an insurance policy in proportion to the remaining outstanding principal balance of the insured obligation. Premium revenue recognition is changing as a result of the adoption of SFAS 163. Refer to “Note 3: Recent Accounting Pronouncements” for additional information on the adoption of SFAS 163.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Premiums ceded to reinsurers reduce the amount of earned premium MBIA Corp. will recognize from its insurance policies. For both upfront and installment policies, ceded premium expense is recognized in earnings in proportion to and at the same time the related premium revenue is recognized. Ceding commission income is recognized in earnings at the time the related premium is recognized.

Fee and Reimbursement Revenue Recognition

MBIA Corp. collects insurance related fees for services performed in connection with certain transactions. In addition, MBIA Corp. may be entitled to reimbursement of third-party insurance expenses that it incurs in connection with certain transactions. Depending upon the type of fee received and whether it is related to an insurance policy, the fee is either earned when it is received or deferred and earned over the life of the related transaction. Work, waiver and consent, termination, administrative and management fees are earned when the related services are completed and the fee is received. Structuring and commitment fees are earned on a straight-line basis over the life of the related insurance policy. Expense reimbursements are recognized when received.

Stock-Based Compensation

MBIA Corp. participates in MBIA Inc.’s long-term incentive plans. MBIA Inc. follows the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” as revised by SFAS 123(R), “Share-Based Payment.” Under the modified prospective transition method selected by MBIA Corp. under the provisions of SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” all equity-based awards granted to employees and existing awards modified on or after January 1, 2003 are accounted for at fair value with compensation expense recorded in net income. Refer to “Note 17: Employee Benefits” for a further discussion regarding the methodology utilized in recognizing employee stock compensation expense.

Foreign Currency Translation

Financial statement accounts expressed in foreign currencies are translated into U.S. dollars in accordance with SFAS 52. Under SFAS 52, functional currency assets and liabilities denominated in foreign currencies are translated into U.S. dollars generally using rates of exchange prevailing at the balance sheet date. Operating results are translated at average rates of exchange prevailing during the year. Unrealized gains or losses, net of deferred taxes, resulting from translation of the financial statements of a non-U.S. operation, when the functional currency is other than U.S. dollars, are included in accumulated other comprehensive income (loss) in shareholders’ equity. Foreign currency remeasurement gains and losses resulting from transactions in non-functional currencies are recorded in current earnings. Exchange gains and losses resulting from foreign currency transactions are recorded in current earnings.

Income Taxes

MBIA Corp. is included in the consolidated tax return of MBIA Inc. The tax provision for MBIA Corp. for financial reporting purposes is determined on a stand-alone basis.

Deferred income taxes are recorded with respect to the temporary differences between the tax bases of assets and liabilities and the reported amounts in MBIA Corp.’s financial statements that will result in deductible or taxable amounts in future years when the reported amounts of assets and liabilities are recovered or settled. Such temporary differences relate principally to premium revenue recognition, deferred acquisition costs, unrealized appreciation or depreciation of investments and derivatives, and MBIA Corp.’s statutory contingency reserve. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority.

The Internal Revenue Code permits companies writing financial guarantee insurance to deduct from taxable income amounts added to the statutory contingency reserve, subject to certain limitations. The tax benefits obtained from such deductions must be invested in non-interest-bearing U.S. Government tax and loss bonds. MBIA Corp. records purchases of tax and loss bonds as payments of federal income taxes. The amounts deducted must be restored to taxable income when the contingency reserve is released, at which time MBIA Corp. may present the tax and loss bonds for redemption to satisfy the additional tax liability.

Refer to “Note 11: Income taxes” for additional information about MBIA Corp.’s income taxes.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 3: Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In January 2009, the FASB issued FSP EITF 99-20-1 “Amendments to the Impairment Guidance of EITF Issue No. 99-20” which amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred with that of SFAS 115. The adoption of FSP EITF 99-20-1 did not have a material effect on MBIA Corp’s consolidated balance sheets, results of operations or cash flows.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities,” which requires enhanced disclosures about transfers of financial assets and involvement with variable interest entities. MBIA Corp. adopted FSP FAS 140-4 and FIN 46(R)-8 for financial statements prepared as of December 31, 2008. Since FSP FAS 140-4 and FIN 46(R)-8 only requires additional disclosures concerning transfers of financial assets and interests in variable interest entities, adoption of FSP FAS 140-4 and FIN 46(R)-8 did not affect MBIA Corp.’s consolidated balance sheets, results of operations or cash flows. Refer to “Note 8: Variable Interest Entities” for disclosures required by FSP FAS 140-4 and FIN 46(R)-8.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active: An Amendment of FASB Statement No. 157.” FSP FAS 157-3 clarifies the application of SFAS 157 in an inactive market and provides an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is not active. The provisions are effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not affect MBIA Corp’s consolidated balance sheets, results of operations or cash flows.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” FSP FAS 133-1 and FIN 45-4 requires enhanced disclosures about credit derivatives and guarantees and amends FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” to exclude derivative instruments accounted for at fair value under SFAS 133. MBIA Corp. adopted FSP FAS 133-1 and FIN 45-4 for financial statements prepared as of December 31, 2008. Since FSP FAS 133-1 and FIN 45-4 only requires additional disclosures concerning credit derivatives and guarantees, adoption of FSP FAS 133-1 and FIN 45-4 did not affect MBIA Corp’s consolidated balance sheets, results of operations or cash flows. Refer to “Note 7: Derivative Instruments” for disclosures required by FSP FAS 133-1 and FIN 45-4.

MBIA Corp. adopted the provisions of SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” effective January 1, 2008. SFAS 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. MBIA Corp. did not elect the fair value option under SFAS 159 for any eligible financial instruments.

MBIA Corp. adopted the provisions of SFAS 157, excluding non-financial assets and liabilities per FSP FAS 157-2 beginning January 1, 2008. SFAS 157 defines fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. In February 2008, the FASB issued FSP FAS 157-2, which delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). A transition adjustment to opening retained earnings was not required. Refer to “Note 4: Fair Value of Financial Instruments” for MBIA Corp.’s disclosures relating to fair value, including the impact of incorporating MBIA Corp.’s nonperformance risk, as required by SFAS 157, in its valuation of insured credit derivatives.

In April 2007, the FASB issued FSP FIN 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007 and is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. MBIA Corp. adopted the provisions of the FSP beginning January 1, 2008 and elected not to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under a master netting agreement against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. MBIA Corp. may reevaluate in the future its election to not offset the fair value amounts recognized for derivative contracts executed with the same counterparty under a master netting agreement.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Recent Accounting Developments

In May 2008, the FASB issued SFAS 163 which requires financial guarantee insurance (and reinsurance) contracts issued by reporting entities considered insurance enterprises under SFAS 60 to recognize and measure premium revenue based on the amount of insurance protection provided and the period in which it is provided and to recognize and measure claim liabilities based on the present value of expected net cash outflows to be paid, using a risk-free rate, in excess of the unearned premium revenue. SFAS 163 does not apply to financial guarantee insurance contracts accounted for as derivative instruments within the scope of SFAS 133. SFAS 163 is effective for MBIA Corp. prospectively as of January 1, 2009, except for the presentation and disclosure requirements related to claim liabilities effective for financial statements prepared on or after September 30, 2008, as presented and disclosed in “Note 10: Loss and Loss Adjustment Expense Reserves.” The cumulative effect of initially applying SFAS 163 will be recognized as an adjustment to the opening balance of retained earnings for the fiscal year beginning January 1, 2009. MBIA Corp. expects the adoption of SFAS 163 to have a material impact on MBIA Corp.’s consolidated balance sheets and results of operations. However, the amount is not known or reasonably estimable at this time as MBIA Corp. is currently evaluating the required changes to its accounting processes and systems, which are significant.

In March 2008, the FASB issued SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS 161 expands the disclosure requirements about an entity’s derivative instruments and hedging activities. The disclosure provisions of SFAS 161 apply to all entities with derivative instruments subject to SFAS 133 and its related interpretations. The provisions also apply to related hedged items, bifurcated derivatives, and non-derivative instruments that are designated and qualify as hedging instruments. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. MBIA Corp. will adopt the disclosure provisions of SFAS 161 on January 1, 2009. Since SFAS 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS 161 will not affect MBIA Corp.’s consolidated balance sheets, results of operations or cash flows.

In February 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” FSP FAS 140-3 requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with or in contemplation of the initial transfer to be evaluated as a linked transaction under SFAS 140 unless certain criteria are met. FSP FAS 140-3 was effective for MBIA Corp. beginning January 1, 2009, and will be applied to new transactions entered into after the date of adoption. Early adoption is prohibited. MBIA Corp. does not expect the adoption of FSP FAS 140-3 will have a material impact on MBIA Corp.’s consolidated balance sheets, results of operations or cash flows.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements,” an amendment of ARB 51. SFAS 160 requires reporting entities to present noncontrolling (minority) interest as equity (as opposed to liability or mezzanine equity) and provides guidance on the accounting for transactions between an entity and noncontrolling interests. The presentation and disclosure requirements are to be applied retrospectively. SFAS 160 is effective January 1, 2009 for MBIA Corp. and earlier adoption is prohibited. MBIA Corp. does not expect the adoption of SFAS 160 will have a material impact on MBIA Corp.’s consolidated balance sheets, results of operations or cash flows.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 4: Fair Value of Financial Instruments

Financial Instruments

The following table presents the carrying value and fair value of financial instruments reported on MBIA Corp.’s consolidated balance sheets as of December 31, 2008 and December 31, 2007.

	As December 31, 2008		As of December 31, 2007
In thousands	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Fixed-maturity securities held as available-for-sale, at fair value	$8,628,900	$8,628,900	$10,287,316	$10,287,316
Investments held-to-maturity, at amortized cost	1,214,569	1,214,569	1,327,892	1,327,892
Other investments	45,280	45,280	29,378	29,378
Cash and cash equivalents	1,066,793	1,066,793	121,266	121,266
Securities purchased under agreements to resell	3,343,947	3,343,947	345,620	345,620
Receivable for investments sold	10,594	10,594	1,073	1,073
Derivative assets	746,936	746,936	837,228	837,228
Put options	—	—	110,000	110,000

Liabilities:
Securities sold under agreements to repurchase	1,343,947	1,343,947	345,620	345,620
Variable interest entity notes	1,791,597	1,791,597	1,355,792	1,355,792
Short-term debt	—	—	13,383	13,383
Long-term debt	952,655	523,960	—	—
Payable for investments purchased	34	34	35,766	35,766
Derivative liabilities	6,219,290	6,219,290	4,491,746	4,491,746

Financial Guarantees:
Gross	4,982,286	6,078,034	4,454,256	8,870,179
Ceded	390,157	407,421	400,781	852,877

Valuation Techniques

The valuation techniques for fair valuing financial instruments included in the preceding table are described below. MBIA Corp.’s assets and liabilities recorded at fair value have been categorized according to the fair value hierarchy prescribed by SFAS 157 within the following “Fair Value Measurements” section. Refer to “Note 2: Significant Accounting Policies” for a description of the fair value hierarchy.

Fixed-Maturity Securities Held As Available-for-Sale

U.S. Treasury and government agency - U.S. Treasury securities are liquid and have quoted market prices. Fair value of U.S. Treasuries is based on live trading feeds. U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy. Government agency securities include debentures and other agency mortgage pass-through certificates as well as to-be-announced (“TBA”) securities. TBA securities are liquid and have quoted market prices based on live data feeds. Fair value of mortgage pass-through certificates is obtained via a simulation model, which considers different rate scenarios and historical activity to calculate a spread to the comparable TBA security. Government agency securities use market-based and observable inputs. As such, these securities are classified as Level 2 of the fair value hierarchy.

Foreign governments - The fair value of foreign government obligations are generally based on observable inputs in active markets. When quoted prices are not available, fair value is determined based on a valuation model that has as inputs interest rate yield curves, cross-currency basis index spreads, and country credit spreads for structures similar to the bond in terms of issuer, maturity and seniority. These bonds are generally categorized in Level 2 of the fair value hierarchy. Bonds that contain significant inputs that are not observable are categorized as Level 3 while bonds that have quoted prices in an active market are classified as Level 1.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Corporate obligations - The fair value of corporate bonds is obtained using recently executed transactions or market price quotations where observable. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name CDS spreads and diversity scores as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy. Corporate obligations may be classified as Level 1 if quoted prices in an active market are available.

Mortgage-backed securities and asset-backed securities - MBSs and ABSs are valued based on recently executed prices. When position-specific external price data is not observable, the valuation is based on prices of comparable securities. In the absence of market prices, MBSs and ABSs are valued as a function of cash flow models with observable market-based inputs (e.g. yield curves, spreads, prepayments and volatilities). MBSs and ABSs are categorized in Level 3 if significant inputs are unobservable, otherwise they are categorized in Level 2 of the fair value hierarchy.

State and municipal bonds - The fair value of state and municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or CDS spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3.

Investments Held-To-Maturity

The held-to-maturity investments consist of floating rate fixed-maturity assets. The carrying value of the floating rate investments approximates their fair value.

Other Investments

Other investments include MBIA Corp.’s interest in equity securities (including exchange-traded closed-end funds) and money market mutual funds. Fair value of other investments is determined by using quoted prices, live trades, or valuation models that use market-based and observable inputs. Other investments are categorized in Level 1 or Level 2 of the fair value hierarchy.

Other investments also include premium tax credit investments that are carried at amortized cost. The carrying value of these investments approximates fair value.

Cash and Cash Equivalents, Receivable for Investments Sold, Short-term Debt and Payable for Investments Purchased

The carrying amounts of these items are reasonable estimates of their fair values as they are short-term in nature.

Securities Purchased Under Agreements to Resell

The fair value of securities purchased under agreements to resell are determined based on the underlying securities received or cash loans that back the repurchase agreements and depending on the observability of significant inputs, are categorized in Level 2 or 3 of the fair value hierarchy.

Put Options

As of December 31, 2007, MBIA Corp. had access to Money Market Committed Preferred Custodial Trust (“CPCT”) securities issued in multiple trusts. MBIA Corp. could put the perpetual preferred stock to the trust on any auction date in exchange for the assets of the trusts. The put option, recorded at fair value, was internally valued using LIBOR/swap rates and MBIA Corp.’s credit spread. As all significant inputs were market-based and observable, the put option was categorized in Level 2 of the fair value hierarchy. The put option was exercised in December 2008. Refer to “Note 18: Preferred Stock” for additional information about MBIA Corp.’s put option.

Securities Sold Under Agreements to Repurchase

The fair value of securities sold under agreements to repurchase are determined based on the underlying securities provided that back the repurchase agreements and depending on the observability of significant inputs, are categorized in Level 2 or 3 of the fair value hierarchy.

Variable Interest Entity Notes

VIE notes consist of fixed and floating rate securities and related accrued interest. The carrying value of floating rate securities is a reasonable estimate of fair value due to the term of the applicable interest rates. The collateral in the underlying trust entities serves to sufficiently mitigate the nonperformance risk of MBIA Corp. The fair value of fixed rate securities is estimated based on quoted market prices for the same securities.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Long-term Debt

Long-term debt consists of long-term notes, debentures and surplus notes. The fair value of long-term debt is estimated based on quoted market prices for the same or similar securities.

Derivatives

The derivative contracts that MBIA Corp. insures cannot be legally traded and generally do not have observable market prices. In the cases with no active price quote, MBIA Corp. uses a combination of internal and third-party models to estimate the fair value of these contracts. Most insured CDSs are valued using an enhanced Binomial Expansion Technique (“BET”) model (originally developed by Moody’s). Significant inputs include collateral spreads, diversity scores and recovery rates. For a limited number of other insured derivatives, MBIA Corp. uses industry standard models as well as proprietary models such as Black-Scholes option models and dual-default models, depending on the type and structure of the contract. All of these derivatives are categorized as Level 3 of the fair value hierarchy as a significant percentage of their value is derived from unobservable inputs. For insured swaps (other than CDSs), MBIA Corp. uses internally and vendor developed models with market-based inputs (e.g. interest rate, foreign exchange rate, spreads), and are classified as Level 2 within the fair value hierarchy. Effective January 1, 2008, MBIA Corp. updated its methodology to include the impact of its own credit standing and the credit standing of its reinsurers.

Insured Derivatives

The majority of the MBIA Corp.’s derivative exposure lies in credit derivative instruments insured by MBIA Corp. Prior to 2008, MBIA Corp. insured CDSs entered into by LaCrosse Financial Products LLC (“LaCrosse”), an entity that is consolidated into MBIA Corp.’s GAAP financial statements under the FIN 46(R) criteria. In February 2008, MBIA Corp. stopped insuring such derivative instruments except in transactions reducing its existing insured derivative exposure.

In most cases, MBIA Corp.’s insured credit derivatives are measured at fair value as they do not qualify for the financial guarantee scope exception under SFAS 133. Because they are highly customized there is generally no observable market for these derivatives, and as a result MBIA Corp. estimates their value in a hypothetical market based on internal and third-party models simulating what a bond insurer would charge to guarantee the transaction. This pricing would be based on expected loss of the exposure calculated using the value of the underlying collateral within the transaction structure.

Description of MBIA Corp.’s Insured Credit Derivatives

The majority of MBIA Corp.’s insured credit derivatives referenced structured pools of cash securities and CDSs. MBIA Corp. generally insured the most senior liabilities of such transactions, and at transaction closing MBIA Corp.’s exposure generally had more subordination than needed to achieve triple-A ratings from credit rating agencies (referred to as “Super Triple-A” exposure). The collateral backing MBIA Corp.’s insured derivatives was cash securities and CDSs referencing primarily corporate, asset-backed, residential mortgage-backed, commercial mortgage-backed (“CMBS”), commercial real estate loans, and CDO securities.

A portion of MBIA Corp.’s insured CDS contracts require that MBIA make payments for losses of the principal outstanding under the contracts when losses on the underlying referenced collateral exceed a predetermined deductible. The total notional amount and MBIA’s maximum payment obligation under these contracts as of December 31, 2008 was $81.2 billion. The underlying referenced collateral for contracts executed in this manner largely consist of investment grade corporate debt CDOs, structured CMBS pools and, to a lesser extent, multi-sector CDO-squared transactions.

MBIA Corp. has guarantees under principal protection fund programs, which are also accounted for as derivatives. Under these programs, MBIA Corp. guaranteed the return of principal to investors and is protected by a daily portfolio rebalancing obligation that is designed to minimize the risk of loss to MBIA Corp. As of December 31, 2008, the maximum amount of future payments that MBIA Corp. would be required to make under these guarantees was $90 million, but MBIA Corp. has not made any payments to date relating to these guarantees. The unrealized gains (losses) on these derivatives for the years ended 2006, 2007 and 2008 were zero, reflecting the extremely remote likelihood that MBIA Corp. will incur a loss.

Considerations Regarding an Observable Market for MBIA Corp.’s Insured Derivatives

In determining fair value, MBIA Corp.’s valuation approach always uses observable market prices when available and reliable. Market prices are generally available for traded securities and market standard CDSs but are less available or accurate for highly customized CDSs. Most of the derivative contracts MBIA Corp. insures are the latter as they are non-traded structured credit derivative transactions. In contrast, typical market CDSs are standardized, liquid instruments that reference tradable securities such as corporate bonds that themselves have observable prices. These market standard CDSs also involve collateral posting, and upon a default of the underlying reference obligation, can be settled in cash.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

MBIA Corp.’s insured CDS contracts do not contain typical CDS market standard features as they have been designed to replicate its financial guarantee insurance policies. MBIA Corp.’s insured CDS instruments provide protection on a pool of securities or CDSs with either a stated deductible or subordination beneath the MBIA Corp.-insured tranche. MBIA Corp. is not required to post collateral in any circumstances. At default of an underlying reference obligation, payment is only due after the aggregate amount of such losses exceed the deductible or subordination in the transaction. Some contracts also provide for further deferrals of payment at MBIA Corp.’s option. There is usually no requirement for fair value termination payments except for termination events related to MBIA Corp.’s failure to pay or insolvency and, in some cases, other fair value termination payments for events within MBIA Corp.’s control, such as the sale of all or substantially all of the assets of MBIA Corp. An additional difference between MBIA Corp.’s CDS and typical market standard contracts is that MBIA Corp.’s contract, like its financial guarantee contracts, cannot be accelerated by the counterparty in the ordinary course of business, unless MBIA Corp. elects to do so. Similar to MBIA Corp.’s financial guarantee insurance, all insured CDS policies are unconditional and irrevocable and cannot be transferred to most other capital market participants unless they are also licensed to write financial guarantee insurance policies. Note that since insured CDS contracts are accounted for as derivatives under SFAS 133, MBIA Corp. did not defer the charges associated with underwriting the CDS policies and they were expensed at origination.

MBIA Corp.’s payment obligations are structured to prevent large one-time claims upon an event of default of underlying reference obligations and to allow for payments over time (i.e. “pay-as-you-go” basis) or at final maturity. However, the size of payments will ultimately depend on the timing and magnitude of losses. There are three types of payment provisions:

(i)	timely interest and ultimate principal;

(ii)	ultimate principal only at final maturity; and

(iii)	payments upon settlement of individual referenced collateral losses in excess of policy-specific deductibles and subordination. The deductible or loss threshold is the amount of losses experienced with respect to the underlying or referenced collateral that would be required to occur before a claim against an MBIA Corp. insurance policy can be made.

MBIA Corp. had transferred some of the risk of loss on these contracts using reinsurance to other financial guarantee insurance and reinsurance companies. The fair value of the transfer under the reinsurance contract with the reinsurers is accounted for as a derivative asset. These derivative assets are valued consistently with MBIA Corp.’s SFAS 157 valuation policies as described in “Note 2: Significant Accounting Policies.”

Valuation Modeling of MBIA Corp. Insured Derivatives

As a result of these significant differences between market standard CDS contracts and the CDS contracts insured by MBIA Corp., MBIA Corp. believes there are no relevant third-party exit value market observations for its insured structured credit derivative contracts, and therefore no principal market as described in SFAS 157. In the absence of a principal market, MBIA Corp. values these insured credit derivatives in a hypothetical market where market participants are assumed to be other comparably-rated primary financial guarantors. Since there are no observable transactions in the financial guarantee market that could be used to value MBIA Corp.’s transactions, MBIA Corp. generally uses internal and third-party models, depending on the type and structure of the contract, to estimate the fair value of its insured derivatives.

MBIA Corp.’s primary model for insured CDSs simulates what a bond insurer would charge to guarantee a transaction at the measurement date, based on the market-implied default risk of the underlying collateral and the remaining structural protection in a deductible or subordination. This approach assumes that bond insurers would be willing to accept these contracts from MBIA Corp. at a price equal to what they could issue them for in the current market. While the premium charged by financial guarantors is not a direct input into MBIA Corp.’s model, the model estimates such premium and this premium increases as the probability of loss increases, driven by various factors including rising credit spreads, negative credit migration, lower recovery rates, lower diversity score and erosion of deductible or subordination.

1. Valuation Model Overview

Approximately 99.6% of the balance sheet fair value of insurance derivatives as of December 31, 2008 is valued using the BET, which is a probabilistic approach to calculate expected loss on MBIA Corp.’s exposure based on market variables for underlying referenced collateral. The BET was originally developed by Moody’s to estimate a probability distribution of losses on a diverse pool of assets. MBIA Corp. has made modifications to this technique in an effort to incorporate more market information and provide more flexibility in handling pools of dissimilar assets: a) MBIA Corp. uses market credit spreads to determine default probability instead of using historical loss experience, and b) for collateral pools where the spread distribution is characterized by extremes, MBIA Corp. models each segment of the pool individually instead of using an overall pool average.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

There are three steps within BET modeling to arrive at fair value for a structured transaction: pool loss estimation, loss allocation to separate tranches of the capital structure and calculation of the change in value.

•	The pool loss estimation is calculated by reference to the following (described in further detail under “Model Inputs” below):

•	Credit spreads of the underlying collateral. These are based on actual spreads or spreads on similar collateral with similar ratings, or in some cases are benchmarked;

•	diversity score of the collateral pool as an indication of correlation of collateral defaults; and

•	recovery rate for all defaulted collateral.

•	Losses are allocated to specific tranches of the transaction according to their subordination level within the capital structure.

•

For example, if the expected total collateral pool loss is 4% and the transaction has an equity tranche and three progressively more senior C, B, and A tranches with corresponding underlying subordination levels of 0%, 3%, 5% and 10%, then the 4% loss will have the greatest impact on the equity tranche. It will have a lower, but significant impact on the C tranche and a lesser impact on the B tranche. MBIA Corp. usually insures the Super Triple-A tranche with lowest exposure to collateral losses due to the underlying subordination provided by all junior tranches.

•

At any point in time, the unrealized gain or loss on a transaction is the difference between the original price of the risk (the original market-implied expected loss) and the current price of the risk based on the assumed market-implied expected losses derived from the model.

Additional structural assumptions of the model worth noting are listed below:

•	Default probability is determined by three factors: credit spread, recovery rate after default and the time period under risk;

•	defaults are modeled spaced out evenly over time;

•	collateral is generally considered on an average basis rather than modeled separately; and

•

correlation is modeled using a diversity score, which is calculated based on rules regarding industry or sector concentrations. Recovery rates are based on historical averages and updated based on market evidence.

MBIA Corp. reviews the model results on a quarterly basis to assess the appropriateness of the assumptions and results in light of current market activity and conditions. This review is performed by internal staff with relevant expertise. If live market spreads are observable for similar transactions, those spreads are an integral part of the analysis. For example, new insured transactions that resemble existing (previously insured) transactions would be considered, as would negotiated settlements of existing transactions. However, this data has been scarce or non-existent in recent periods. As a result, MBIA Corp.’s recent reviews have focused more on internal consistency and relativity, as well as the reasonableness of modeled results given current market conditions.

2. Model Strengths and Weaknesses

The primary strengths of this CDS valuation model are:

1)	The model takes account of transaction structure and key drivers of market value. The transaction structure includes par insured, weighted average life, level of deductible or subordination and composition of collateral.

2)	The model is a well-documented, consistent approach to marking positions that minimizes the level of subjectivity. Model structure, inputs and operation are well-documented both by Moody’s and by MBIA Corp.’s internal controls, creating a strong controls process in execution of the model. MBIA Corp. has also developed a hierarchy for usage of various market-based spread inputs that reduces the level of subjectivity, especially during periods of high illiquidity.

3)	The model uses market inputs with the most relevant being credit spreads for underlying referenced collateral, assumed recovery rates specific to the type and rating of referenced collateral, and the diversity score of the entire collateral pool. These are key parameters affecting the fair value of the transaction and all inputs are market-based whenever available and reliable.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The primary weaknesses of this insured CDS model are:

1)	There is no longer a market in which to test and verify the fair values generated by MBIA Corp.’s model, and at December 31, 2008, the model inputs were also either unobservable or highly illiquid, adversely impacting their reliability.

2)	There are diverse approaches to estimating fair value of such transactions among other financial guarantee insurance companies.

3)	Results may be affected by averaging of spreads and use of a single diversity factor, rather than using specific spreads for each piece of underlying collateral and collateral-specific correlation assumptions. While more specific data could improve the reliability of the results, it is not currently available and neither is a model that could produce more reliable results in the absence of that data.

3. Model Inputs

Specific detail regarding these model inputs are listed below:

a. Credit spreads

The average spread of collateral is a key input as MBIA Corp. assumes credit spreads reflect the market’s assessment of default probability for each piece of collateral. Spreads are obtained from market data sources published by third parties (e.g. dealer spread tables for assets most closely resembling collateral within MBIA Corp.’s transactions) as well as collateral-specific spreads on the underlying reference obligations provided by trustees or market sources. Also, when these sources are not available, MBIA Corp. benchmarks spreads for collateral against market spreads, including in some cases, assumed relationships between the two spreads. This data is reviewed on an ongoing basis for reasonableness and applicability to MBIA Corp.’s derivative portfolio.

The actual calculation of pool average spread varies depending on whether MBIA Corp. is able to use collateral-specific credit spreads or generic spreads as an input.

•

If collateral-specific spreads are available, the spread for each individual piece of collateral is identified and a weighted average is calculated by weighting each spread by the corresponding par exposure.

•

If collateral-specific credit spreads are not available, MBIA Corp. uses generic spread tables based on asset class and average rating of the collateral pool. Average credit rating for the collateral is calculated from the weighted average rating factor (“WARF”) for the collateral portfolio and then mapped to an appropriate spread. WARF is based on a 10,000 point scale designed by Moody’s where lower numbers indicate better credit quality. Ratings are not spaced equally on this scale because the difference in default probability at higher rating quality is much less than at lower rating levels. MBIA Corp. obtains WARF from the most recent trustee’s report or MBIA Corp. calculates it based on the collateral credit ratings. For a WARF calculation, MBIA Corp. identifies the credit ratings of all collateral (using, in order of preference as available, Moody’s, S&P or Fitch ratings), then converts those credit ratings into a rating factor on the WARF scale, averages those factors (weighted by par) to create a portfolio WARF, and then maps the portfolio WARF back into an average credit rating for the pool. MBIA Corp. then applies this pool rating to a market spread table or index appropriate for the collateral type to determine the generic spread for the pool, which becomes the market-implied default input into the BET model.

•	If there is a high dispersion of ratings within a collateral pool, the collateral is segmented into different rating buckets and each bucket is used in calculating the overall average.

•

When spreads are not available on either a collateral-specific basis or ratings-based generic basis, MBIA Corp. uses its hierarchy of spread sources (see below) to identify the most appropriate spread for that asset class to be used in the model.

MBIA Corp. uses the spread hierarchy listed below in determining which source of spread information to use, with the rule being to use CDS spreads where available and cash security spreads as the next alternative. Cash spreads reflect trading activity in funded fixed-income instruments while CDS spreads reflect trading levels for non-funded derivative instruments. While both markets are driven partly by an assessment of the credit quality of the referenced security, there are factors which create significant differences: CDS spreads can be driven by speculative activity since the CDS market facilitates both long and short positions without ownership of the underlying security, allowing for significant leverage.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Spread Hierarchy:

1)	Actual collateral-specific credit spreads. If up-to-date and reliable market-based spreads are available, they are used.

2)	Sector-specific spreads (JP Morgan and Merrill Lynch spread tables by asset class and rating).

3)	Corporate spreads (Bloomberg and Risk Metrics spread tables based on rating).

4)	Benchmark from most relevant spread source (for example, if no specific spreads are available and corporate spreads are not directly relevant, an assumed relationship is used between corporate spreads or sector-specific spreads and collateral spreads). Benchmarking can also be based on a combination of market spread data and fundamental credit assumptions.

For example, if current market-based spreads are not available then MBIA Corp. applies either sector-specific spreads from spread tables provided by dealers or corporate cash spread tables. The sector-specific spread applied depends on the nature of the underlying collateral. Transactions with corporate collateral use the corporate spread table. Transactions with asset-backed collateral use one or more of the dealer asset-backed tables. If there are no observable market spreads for the specific collateral, and sector-specific and corporate spread tables are not appropriate to estimate the spread for a specific type of collateral, MBIA Corp. uses the fourth alternative in its hierarchy. An example is tranched corporate collateral, where MBIA Corp. applies corporate spreads as an input with an adjustment for its tranched exposure.

As of December 31, 2008, actual collateral credit spreads were used in one transaction. Sector-specific spreads were used in 22% of the transactions. Corporate spreads were used in 32% of the transactions and spreads benchmarked from the most relevant spread source (number 4 above) were used for 45% of the transactions. When determining the percentages above, there were some transactions where MBIA incorporated multiple levels within the hierarchy. For example, for some transactions MBIA Corp. used actual collateral-specific credit spreads (number 1 above) in combination with a calculated spread based on an assumed relationship (number 4 above). In those cases, MBIA Corp. classified the transaction as being benchmarked from the most relevant spread source (number 4 above) even though the majority of the average spread was from actual collateral-specific spreads. WARF-sourced credit spread was used for 95% of the transactions.

Over time the data inputs change as new sources become available, existing sources are discontinued or are no longer considered to be reliable or the most appropriate. It is always MBIA Corp.’s objective to move to higher levels on the hierarchy, but MBIA Corp. sometimes moves to lower priority inputs because of discontinued data sources or because MBIA Corp. considers higher priority inputs no longer representative of market spreads. This occurs when transaction volume changes such that a previously used spread index is no longer viewed to reflect current market levels, as was the case for CMBS collateral in insured CDSs during 2008. Refer to section “Input Adjustments for Insured CMBS Derivatives in the Current Market” below.

b. Diversity Scores

The diversity score is a measure to estimate the diversification in a portfolio. The diversity score estimates the number of uncorrelated assets that are assumed to have the same loss distribution as the actual portfolio of correlated assets. For example, if a portfolio of 100 assets had a diversity score of 50, this means that the 100 correlated assets are assumed to have the same loss distribution as 50 uncorrelated assets. A lower diversity score represents higher assumed correlation, increasing the chances of a large number of defaults, and thereby increasing the risk of loss in the senior tranche. A lower diversity score will generally have a negative impact on the valuation for MBIA Corp.’s senior tranche. The calculation methodology for a diversity score includes the extent to which a portfolio is diversified by industry or asset class, which is either calculated internally or reported by the trustee on a regular basis. Diversity scores are calculated at transaction origination, and adjusted as the collateral pool changes over time. MBIA Corp.’s internal modeling of the diversity score is based on Moody’s methodology but uses MBIA Corp.’s internal assumptions on default correlation, including variables such as collateral rating and amount, asset type and remaining life.

c. Recovery Rate

The recovery rate represents the percentage of par expected to be recovered after an asset defaults, indicating the severity of a potential loss. MBIA Corp. generally uses rating agency recovery assumptions which may be adjusted to account for differences between the characteristics and performance of the collateral used by the rating agencies and the actual collateral in MBIA Corp.-insured transactions. MBIA Corp. may also adjust rating agency assumptions based on the performance of the collateral manager and on empirical market data. For example, in the first quarter of 2008, new S&P research used a lower recovery rate for securities backed by Alternative A-paper and subprime real estate collateral and in the same period trading spreads widened materially for these assets, so MBIA Corp. adjusted the recovery rates in its mortgage-backed collateral by approximately 10 percentage points. MBIA Corp. did this even though the collateral backing its transactions is on average a better credit quality than the assets used in S&P’s research. Also in the fourth quarter of 2008 MBIA Corp. began using a distribution of potential recovery rates instead of a single point estimate.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

d. Input Adjustments for Insured CMBS Derivatives in the Current Market

Approximately $47 billion gross par of MBIA Corp.’s insured derivative transactions include substantial amounts of CMBS and commercial mortgage collateral. In prior years, MBIA Corp. had used spreads drawn from CMBX indices and CMBS spread tables as pricing input on the underlying referenced collateral in these transactions. In 2008 as the financial markets became illiquid, MBIA Corp. saw a significant disconnect between cumulative loss expectations of market analysts on underlying commercial mortgages, which were based on the continuation of low default and loss rates, and loss expectations implied by the CMBX indices and CMBS spread tables. CMBS collateral in MBIA Corp.’s insured credit derivatives has performed in line with the market analysts’ assessments and continue to be rated triple-A by Moody’s or S&P.

In addition, due to financial market uncertainty this past year, transaction volume in CMBS and trading activity in the CMBX were both dramatically lower than in prior periods. MBIA Corp. also considered that the implied loss rates within the CMBX index were much higher than that forecast by fundamental researchers and MBIA Corp.’s internal analysis. Also, the implied illiquidity premium on the index was very high and the model assumed that all of this would influence monoline pricing. This has not been the case in other periods of market illiquidity (because monoline insurers have “buy and hold” portfolios, spread changes that reflect illiquidity versus changes in perceived credit fundamentals are not typically fully reflected in pricing). As a result of these issues, MBIA Corp. concluded that the CMBX indices and the CMBS spread tables were unreliable model inputs for the purpose of estimating fair value in MBIA Corp.’s hypothetical market among monoline insurers.

In the first quarter of 2008, MBIA Corp. modified the spread used for these transactions to reflect a combination of market spread pricing and third-party fundamental analysis of CMBS credit. MBIA Corp.’s revised spread input is a CMBX index analog that combines expectations for CMBS credit performance (as forecasted by the average of three investment banks’ research departments) together with the illiquidity premium implied by the CMBX indices. The illiquidity premium MBIA Corp. uses is the senior triple-A tranche spread of the CMBX index that matches the origination vintage of collateral in each transaction. For example, collateral originated in the second half of 2006 uses the triple-A tranche spread of the CMBX series 1 as the illiquidity premium. The sum of the illiquidity premium plus the derived credit spread based on the average cumulative net loss estimates of three investment bank’s research department is used as a CMBX analog index.

Over time, as market data and research changes, MBIA Corp. also updates its techniques to reflect the change in data and estimates. This was required in 2008 regarding MBIA Corp.’s assumption for average life in the CMBX analog index. MBIA Corp.’s preferred approach is to use an average life that is known to be consistent with the Cumulative Net Loss assumptions, but published research on loss assumptions does not disclose underlying corresponding average life. Initially MBIA Corp. had used tranche duration for average life, also as published by third-party independent market research considering this appropriate as it was produced by research based on a wide variety of market transactions. During the third quarter of 2008 as credit spreads continued to widen to unprecedented levels, it became clear that these tranche duration assumptions were not compatible with the expectations of future losses that most market participants would use. MBIA Corp. determined that an internally developed tranche weighted average life based on its own transactions would be more consistent with the characteristics of its portfolio. MBIA Corp. believes this change results in a measurement more representative of fair value in the current market.

e. Nonperformance Risk Adjustment

In compliance with the requirements of SFAS 157, effective January 1, 2008, MBIA Corp. updated its valuation methodology for insured credit derivative liabilities to incorporate MBIA Corp.’s own nonperformance risk and the nonperformance risk of its reinsurers. MBIA Corp. calculated this adjustment by discounting the estimated market value loss on insured CDSs at MBIA Corp.’s and the reinsurers’ CDS spreads at December 31, 2008. The calculation resulted in a pre-tax $13.2 billion reduction in the fair value of the derivative liability. Nonperformance risk is a fair value concept and does not contradict MBIA Corp.’s internal view, based on fundamental credit analysis of its economic condition, that MBIA Corp. will be able to pay all claims when due.

MBIA Corp. believes that it is important to consistently apply its valuation techniques. However, MBIA Corp. may consider making changes in the valuation technique if the change results in a measurement that is equally or more representative of fair value under current circumstances. Prior to the third quarter of 2008, the difference between the MBIA Corp. nonperformance credit adjusted value of certain portions of the derivative liability related to collateral defaults in excess of subordination and the unadjusted value of those same portions of the derivative liability was immaterial relative to MBIA Corp.’s unrealized gains (losses) on insured derivatives reported on MBIA Corp.’s statement of operations. As a result, MBIA Corp. made no nonperformance risk adjustment for this portion of the derivative liability. During the third quarter of 2008, the magnitude of the difference between the MBIA Corp. nonperformance credit adjusted value of this portion of the derivative liability and the unadjusted value of the same portion of the derivative liability was material relative to MBIA Corp.’s unrealized gains (losses) on insured derivatives reported on MBIA Corp.’s statement of operations. MBIA Corp.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

recognized that losses related to collateral defaults that exceeded the attachment point in certain transactions could be paid over time as opposed to immediately at MBIA Corp.’s option. Therefore, MBIA Corp. adjusted its estimate of nonperformance risk to reflect the longer exposure period for this portion of the liability. The formula MBIA Corp. used was the same as what it uses to adjust other unrealized losses for counterparty risk. It takes into account the upfront and annual cost of buying CDS protection in MBIA Corp.’s name in the marketplace as well as the average life of the transactions where the losses occurred.

Financial Guarantees

Gross Financial Guarantees – MBIA Corp. estimates the fair value of its gross financial guarantee liability using a discounted cash flow model with significant inputs that include (i) an assumption of expected loss on financial guarantee policies for which case basis reserves have not been established, (ii) the amount of loss expected on financial guarantee policies for which case basis reserves have been established, (iii) the cost of capital reserves required to support the financial guarantee liability, and (iv) the discount rate set at MBIA Insurance Corporation’s cost of capital, as measured by the yield on its surplus notes. The discount rate incorporates the nonperformance risk of MBIA Corp. and has been applied to the estimated fair values as of December 31, 2008 and 2007 to facilitate comparability. As MBIA Corp.’s gross financial guarantee liability represents its obligation to pay claims under its insurance policies, MBIA Corp.’s calculation of fair value does not consider future installment premium receipts or returns on invested upfront premiums as inputs.

The carrying value of MBIA Corp.’s gross financial guarantee liability consists of deferred premium revenue and loss and LAE reserves as reported on MBIA Corp.’s consolidated balance sheets.

Ceded Financial Guarantees – MBIA Corp. estimates the fair value of its ceded financial guarantee liability by calculating the portion of the gross financial guarantee liability that has been ceded to reinsurers. The carrying value of MBIA Corp.’s ceded financial guarantee liability consists of prepaid reinsurance premiums and reinsurance recoverable on unpaid losses as reported on MBIA Corp.’s consolidated balance sheets.

Fair Value Measurements

The following fair value hierarchy table presents information about MBIA Corp.’s assets (including short-term investments) and liabilities measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements at Reporting Date Using
In thousands	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments:
Fixed-maturity securities:
U.S. Treasury and government agency	$746,412	$537,242	$209,170	$—
Foreign governments	777,324	369,171	304,001	104,152
Corporate obligations	1,225,868	—	1,094,248	131,620
Mortgage-backed	1,244,204	—	1,025,613	218,591
Asset-backed	533,600	—	76,107	457,493
State and municipal bonds	3,116,319	—	3,067,611	48,708
Other investments	1,027,706	1,003,095	24,611	—
Securities purchased under agreements to resell	3,343,947	—	2,795,177	548,770
Derivative assets	746,936	—	—	746,936
Other assets:
Put options	—	—	—	—

Total assets	$12,762,316	$1,909,508	$8,596,538	$2,256,270

Liabilities:
Securities sold with agreements to repurchase	$1,343,947	$—	$795,177	$548,770
Derivative liabilities	6,219,290	—	4,659	6,214,631

Total liabilities	$7,563,237	$—	$799,836	$6,763,401

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Level 3 Analysis

Level 3 assets were $2.3 billion as of December 31, 2008, and represented approximately 18% of total assets measured at fair value. Level 3 liabilities were $6.8 billion as of December 31, 2008, and represented approximately 89% of total liabilities measured at fair value.

The following tables present information about changes in Level 3 assets (including short-term investments) and liabilities measured at fair value on a recurring basis for the year ended December 31, 2008:

In thousands	Balance, beginning of year	Realized gains / (losses)	Unrealized gains / (losses) included in earnings	Unrealized gains / (losses) included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net (1)	Ending balance	Change in unrealized gains (losses) for the period included in earnings for assets still held at December 31, 2008
Assets:
Foreign governments	$36,917	$(4,438)	$—	$86	$(6,307)	$20,578	$57,316	$104,152	$—
Corporate obligations	164,111	(8,934)	—	(4,367)	—	(26,536)	7,346	131,620	—
Mortgage-backed securities	59,083	1,369	—	(6,246)	(2)	263,269	(98,882)	218,591	—
Asset-backed securities	12,038	—	—	(9,830)	(153)	456,244	(806)	457,493	—
State and municipal	—	—	—	(621)	—	49,329	—	48,708	—
Securities purchased under agreements to resell	—	—	—	—	—	548,770	—	548,770	—

Total assets	$272,149	$(12,003)	$—	$(20,978)	$(6,462)	$1,311,654	$(35,026)	$1,509,334	$—

In thousands	Balance, beginning of year	Realized (gains) / losses	Unrealized (gains) / losses included in earnings	Unrealized (gains) / losses included in OCI	Foreign exchange	Purchases, issuances and settlements, net	Transfers in (out) of Level 3, net (1)	Ending balance	Change in unrealized gains (losses) for the period included in earnings for liabilities still held at December 31, 2008
Liabilities:
Securities sold under agreements to repurchase	$—	$—	$—	$—	$—	$548,770	$—	$548,770	$—
Derivative contracts, net	3,653,216	(135,898)	1,818,022	(2)	(420)	132,777	—	5,467,695	(1,818,094)

Total liabilities	$3,653,216	$(135,898)	$1,818,022	$(2)	$(420)	$681,547	$—	$6,016,465	$(1,818,094)

(1)	Transferred in and out at the end of the period

Transfers into and out of Level 3 were $109 million and $144 million for the year ended December 31, 2008, respectively. These transfers were principally for available-for-sale securities where inputs, which are significant to their valuation, became unobservable or observable during the year. Foreign governments and MBS constituted the majority of the affected instruments. The net unrealized gain/(loss) related to the transfers into and out of Level 3 as of December 31, 2008 were $33 million and $(33) million, respectively.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Gains and losses (realized and unrealized) included in earnings pertaining to Level 3 assets and liabilities for the year ended December 31, 2008 are reported on the consolidated statements of operations as follows:

In thousands	Unrealized gains (losses) on insured derivatives	Net realized gains (losses)	Net gains (losses) on financial instruments at fair value and foreign exchange
Total gains (losses) included in earnings for the period	$(1,818,022)	$124,314	$—

Change in unrealized gains (losses) for the period included in earnings for assets and liabilities still held at December 31, 2008	$(1,818,094)	$—	$—

Note 5: Investments

MBIA Corp.’s fixed-maturity portfolio consists of high-quality (average rating double-A) taxable and tax-exempt investments of diversified maturities. Other investments primarily comprise equity investments. The following tables present the amortized cost and fair value of available-for-sale fixed-maturity and other investments included in the consolidated investment portfolio of MBIA Corp. as of December 31, 2008 and 2007:

	As of December 31, 2008
In thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed-maturity investments:
Taxable bonds:
U.S. Treasury and government agency	$703,257	$43,460	$(305)	$746,412
Foreign governments	747,053	39,696	(9,425)	777,324
Corporate obligations	1,248,162	29,824	(52,118)	1,225,868
Mortgage-backed	1,229,419	22,383	(7,598)	1,244,204
Asset-backed	537,633	8,564	(12,596)	533,601

Total	4,465,524	143,927	(82,042)	4,527,409
Tax-exempt bonds:
State and municipal	3,333,846	20,209	(237,736)	3,116,319

Total fixed-maturity investments	7,799,370	164,136	(319,778)	7,643,728

Other investments	1,031,539	73	(3,907)	1,027,705

Total available-for-sale investments	$8,830,909	$164,209	$(323,685)	$8,671,433

	As of December 31, 2007
In thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed-maturity investments:
Taxable bonds:
U.S. Treasury and government agency	$355,688	$8,617	$(648)	$363,657
Foreign governments	736,168	13,717	(2,742)	747,143
Corporate obligations	1,405,627	75,753	(6,067)	1,475,313
Mortgage-backed	1,258,285	12,645	(9,816)	1,261,114
Asset-backed	150,888	9,907	(166)	160,629

Total	3,906,656	120,639	(19,439)	4,007,856
Tax-exempt bonds:
State and municipal	5,805,102	151,520	(8,829)	5,947,793

Total fixed-maturity investments	9,711,758	272,159	(28,268)	9,955,649
Other investments	356,931	—	—	356,931

Total available-for-sale investments	$10,068,689	$272,159	$(28,268)	$10,312,580

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Fixed-maturity investments carried at fair value of $14 million and $13 million as of December 31, 2008 and 2007, respectively, were on deposit with various regulatory authorities to comply with insurance laws.

The following table presents the distribution by contractual maturity of available-for-sale fixed-maturity investments at amortized cost and fair value as of December 31, 2008. Contractual maturity may differ from expected maturity because borrowers may have the right to call or prepay obligations.

In thousands	Amortized Cost	Fair Value
Due in one year or less	$455,599	$453,316
Due after one year through five years	1,829,708	1,854,054
Due after five years through ten years	844,606	854,881
Due after ten years through fifteen years	453,380	447,451
Due after fifteen years	2,449,025	2,256,221
Mortgage-backed	1,229,419	1,244,204
Asset-backed	537,633	533,601

Total fixed-maturity investments	$7,799,370	$7,643,728

Investments that are held-to-maturity are reported on MBIA Corp.’s balance sheet at amortized cost. These investments, which relate to MBIA Corp.’s consolidated VIEs, consist of floating and fixed rate securities. As of December 31, 2008, the amortized cost and fair value of held-to-maturity investments totaled $1.2 billion and as of December 31, 2007, the amortized cost and fair value of held-to-maturity investments totaled $1.3 billion. As of December 31, 2008 and 2007, there were no unrecognized gross gains or unrecognized gross losses on these investments as amortized cost was equal to fair value. The following table presents the distribution of held-to-maturity investments by contractual maturity at amortized cost as of December 31, 2008.

In thousands	Amortized Cost
Due in one year or less	$—
Due after one year through five years	1,766
Due after five years through ten years	979
Due after ten years through fifteen years	—
Due after fifteen years	1,100,000
Mortgage-backed	114,569

Total held-to-maturity investments	$1,217,314

Included in the preceding tables are investments that have been insured by MBIA Corp. (“MBIA Insured Investments”). As of December 31, 2008, MBIA Insured Investments at fair value represented $468 million or 5% of MBIA Corp.’s total portfolio. Without giving effect to the MBIA guarantee of the MBIA Insured Investments, the underlying ratings (those given to an investment without the benefit of MBIA Corp.’s guarantee) of the MBIA Insured Investments as of December 31, 2008 are reflected in the following table. Amounts represent the fair value of such investments including the benefit of MBIA Corp.’s guarantee. The ratings in the following table are the lower underlying rating assigned by S&P or Moody’s when an underlying rating exists from either rating agency, or when an external underlying rating is not available, the underlying rating is based on MBIA Corp.’s best estimate of the rating of such investment.

Underlying Ratings Scale In thousands	Fair Value
Aaa	$5
Aa	9,656
A	141,858
Baa	152,043
Below Investment Grade	164,876

Total	$468,438

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following tables present the gross unrealized losses included in accumulated other comprehensive income (loss) as of December 31, 2008 and 2007 related to available-for-sale fixed-maturity and other investments. The tables segregate investments that have been in a continuous unrealized loss position for less than twelve months from those that have been in a continuous unrealized loss position for twelve months or longer.

	As of December 31, 2008
	Less than 12 Months		12 Months or Longer		Total
In thousands	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed-maturity investments:
Taxable bonds:
U.S. Treasury and government agency	$26,049	$(225)	$7,978	$(80)	$34,027	$(305)
Foreign governments	81,840	(9,413)	1,236	(12)	83,076	(9,425)
Corporate	505,885	(24,688)	160,307	(27,430)	666,192	(52,118)
Mortgage-backed	43,042	(791)	111,305	(6,807)	154,347	(7,598)
Asset-backed	40,904	(9,323)	15,924	(3,273)	56,828	(12,596)

Total	697,720	(44,440)	296,750	(37,602)	994,470	(82,042)
Tax-exempt bonds:
State and municipal obligations	2,126,514	(229,643)	170,529	(8,093)	2,297,043	(237,736)

Total fixed-maturity investments	2,824,234	(274,083)	467,279	(45,695)	3,291,513	(319,778)
Other investments	41,018	(3,907)	—	—	41,018	(3,907)

Total	$2,865,252	$(277,990)	$467,279	$(45,695)	$3,332,531	$(323,685)

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

	As of December 31, 2007
	Less than 12 Months		12 Months or Longer		Total
In thousands	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed-maturity investments:
Taxable bonds:
U.S. Treasury and government agency	$—	$—	$47,434	$(648)	$47,434	$(648)
Foreign governments	66,516	(914)	108,459	(1,828)	174,975	(2,742)
Corporate	104,550	(1,844)	123,943	(4,223)	228,493	(6,067)
Mortgage-backed	19,710	(447)	583,067	(9,369)	602,777	(9,816)
Asset-backed	11,336	(41)	17,088	(125)	28,424	(166)

Total	202,112	(3,246)	879,991	(16,193)	1,082,103	(19,439)
Tax-exempt bonds:
State and municipal obligations	681,080	(7,114)	83,270	(1,715)	764,350	(8,829)

Total fixed-maturity investments	883,192	(10,360)	963,261	(17,908)	1,846,453	(28,268)
Other investments	—	—	—	—	—	—

Total	$883,192	$(10,360)	$963,261	$(17,908)	$1,846,453	$(28,268)

As of December 31, 2008 and 2007, MBIA Corp.’s available-for-sale fixed-maturity and other investment portfolios’ gross unrealized losses totaled $324 million and $28 million, respectively. The weighted average contractual maturity of securities in an unrealized loss position as of December 31, 2008 and 2007 was 31 years and 20 years, respectively. As of December 31, 2008, there were 121 securities that were in an unrealized loss position for a continuous twelve-month period or longer with aggregate unrealized losses of $46 million. Within the 121 securities, the book value of 80 securities exceeded market value by more than 5%. As of December 31, 2007, there were 180 securities that were in an unrealized loss position for a continuous twelve-month period or longer with aggregate unrealized losses of $18 million. Within the 180 securities, the book value of 4 securities exceeded market value by more than 5%.

MBIA Corp. has evaluated whether the unrealized losses in its investment portfolios were other than temporary considering the circumstances that gave rise to the unrealized losses, along with MBIA Corp.’s ability and intent to hold these securities to maturity or until such time as to recover an amount equal to their amortized cost. Based on its evaluation, MBIA Corp. realized other-than-temporary impairments of $9 million. MBIA Corp. determined that the unrealized losses on the remaining securities were temporary in nature because its impairment analysis, including projected future cash flows, indicated that MBIA Corp. would be able to recover the amortized cost of impaired assets. MBIA Corp. also concluded that it has both the ability and intent to hold these securities until their fair values recover to an amount at least equal to amortized cost or to maturity. In making this conclusion, MBIA Corp. examined the cash flow projections for its investment portfolios, the potential sources and uses of cash in its businesses, and the cash resources availability to its business other than sales of securities. It also considered the existence of any risk management or other plans as of December 31, 2008 that would require the sale of impaired securities. On a quarterly basis, MBIA Corp. will reevaluate the unrealized losses in its investment portfolios and determine whether an impairment loss should be realized in current earnings. Refer to “Note 6: Investment Income and Gains and Losses” for information on realized losses due to other-than-temporary impairments. Additionally, refer to “Note 2: Significant Accounting Policies” for a description of the process used by MBIA Corp. to determine other-than-temporary impairments.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Investment Income and Gains and Losses

The following table includes MBIA Corp.’s total investment income:

	Years ended December 31
In thousands	2008	2007	2006
Fixed-maturity	$484,594	$471,659	$472,453
Held-to-maturity	57,018	76,229	60,472
Short-term investments	34,489	29,828	49,781
Other investments	20,478	5,755	5,578

Gross investment income	596,579	583,471	588,284
Investment expenses	13,899	12,264	12,421

Net investment income	582,680	571,207	575,863
Net realized gains (losses):
Fixed-maturity
Gains	104,812	60,300	26,763
Losses	(139,462)	(11,195)	(19,353)

Net	(34,650)	49,105	7,410
Other investments
Gains	1,879	1,206	24,762
Losses	(57)	(468)	(1,570)

Net	1,822	738	23,192

Other
Gains	4,866	4,604	1,479
Losses	(7,268)	(1,906)	(27,351)

Net	(2,402)	2,698	(25,872)

Total net realized gains (losses)	(35,230)	52,541	4,730

Total investment income	$547,450	$623,748	$580,593

Net realized gains (losses) from fixed-maturity investments are generated as a result of the ongoing management of all of MBIA Corp.’s investment portfolios in 2008, 2007 and 2006. The 2007 net realized gain of $49 million included a realized gain of $36 million in connection with the disposition of the Delta and Northwest Airlines Enhanced Equipment Trust Certificates (“EETCs”) that were obtained in remediation.

Other investment net realized gains of $23 million in 2006 were primarily due to the sale of a common stock investment in RAM Holdings Inc., the holding company of RAM Reinsurance Company, Ltd., which generated a realized gain of $11 million. Additionally, other investment net realized gains include a net $8 million gain related to the sale of perpetual securities. Other net realized losses in 2006 of $26 million include $25 million of impairment losses on receivables MBIA Corp. recorded through salvage and subrogation rights it obtained as a result of claim payments it previously made on insured credits.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Net unrealized gains (losses), including related deferred income taxes, reported in accumulated other comprehensive income (loss) within shareholders’ equity consisted of:

	As of December 31
In thousands	2008	2007
Fixed-maturity:
Gains	$164,136	$253,643
Losses	(319,778)	(28,268)
Foreign exchange	(144,502)	9,568

Net	(300,144)	234,943

Other investments:
Gains	73	18,516
Losses	(3,907)	—
Foreign exchange	—	—

Net	(3,834)	18,516

Total	(303,978)	253,459
Deferred income tax provision (benefit)	(64,136)	91,441

Unrealized gains (losses), net	$(239,842)	$162,018

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The change in net unrealized gains (losses) consisted of:

	Years ended December 31
In thousands	2008	2007	2006
Fixed-maturity	$(535,086)	$2,573	$(39,512)
Other investments	(22,351)	—	(26,421)

Total	(557,437)	2,573	(65,933)
Deferred income tax charged (credited)	(155,577)	868	(27,639)

Change in unrealized gains (losses), net	$(401,860)	$1,705	$(38,294)

Note 7: Derivative Instruments

MBIA Corp. has entered into derivative transactions as an additional form of financial guarantee and for purposes of hedging risks associated with existing assets and liabilities and forecasted transactions. MBIA Corp. accounts for derivative transactions in accordance with SFAS 133, as amended, which requires that all such transactions be recorded on MBIA Corp.’s balance sheet at fair value. Fair value of derivative instruments is defined as the price that would be received to sell a derivative asset or paid to transfer a derivative liability (an exit price) in an orderly transaction between market participants at the measurement date.

Changes in the fair value of derivatives, excluding insured derivatives, are recorded each period in current earnings within “Net gains (losses) on financial instruments at fair value and foreign exchange” or in shareholders’ equity within “Accumulated other comprehensive income (loss),” depending on whether the derivative is designated as a hedge, and if so designated, the type of hedge. The total changes in fair value of the insured derivatives are recorded in “Net change in fair value of insured derivatives.” “Realized gains (losses) and other settlements on insured derivatives” include (i) net premiums received and receivable on written CDS contracts, (ii) net premiums paid and payable to reinsurers in respect of CDS contracts, (iii) net amounts received or paid on reinsurance commutations, (iv) losses paid and payable to CDS contract counterparties due to the occurrence of a credit event or settlement agreement, (v) losses recovered and recoverable on purchased CDS contracts due to the occurrence of a credit event or settlement agreement and (vi) fees relating to CDS contracts. The “Unrealized gains (losses) on insured derivatives” include all other changes in fair value of the derivative contracts.

MBIA Corp. has entered into derivative transactions that it views as an extension of its core financial guarantee business but which do not qualify for the financial guarantee scope exception under SFAS 133 and, therefore, must be stated at fair value. MBIA Corp. has insured derivatives primarily consisting of structured pools of CDSs that MBIA Corp. intends to hold for the entire term of the contract absent a negotiated settlement with the counterparty. MBIA Corp. has also provided guarantees on the value of certain structured closed-end funds, which meet the definition of a derivative under SFAS 133. MBIA Corp. reduces risks embedded in its insured portfolio through the use of reinsurance and by entering into derivative transactions. This includes cessions of insured derivatives under reinsurance agreements and capital markets transactions in which MBIA Corp. economically hedges a portion of the credit and market risk associated with its insured credit derivative portfolio. Such arrangements are also accounted for as derivatives under SFAS 133 and recorded in MBIA Corp.’s financial statements at fair value.

Outstanding Notional Values

The notional values of derivative instruments for the years ended December 31, 2008 and 2007 are as follows:

	December 31
In millions	2008	2007
Credit default swaps	$167,851	$200,402
Interest rate swaps	17,039	—
Principal protection guarantees	93	2,276
Currency swaps	140	—
Total return swaps	304	371
Credit linked notes	1	2
Interest rate caps/floors	—	105
All other	197	—

Total	$185,625	$203,156

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table presents information about credit derivatives sold (insured) by MBIA Corp. that were outstanding as of December 31, 2008. Credit ratings represent the lower of underlying ratings currently assigned by Moody’s, S&P, or MBIA Corp.

Insured Derivatives Credit Derivatives Sold	Weighted Average Remaining Expected Maturity	Notional Value (in millions)
		AAA	AA	A	BBB	BB	B	CCC	Below CCC	Total Notional	Fair Value Asset (Liability)
Credit default swaps	5.8 years	$122,213	$5,176	$120	$1,447	$1,778	$2,147	$8,406	$3,746	$145,033	$(6,175)
Insured swaps	16.1 years	—	1,605	5,720	8,419	74	808	—	553	17,179	(5)
Total return swaps	1.7 years	—	—	200	—	—	—	—	104	304	—
Credit linked notes	30.3 years	—	—	1	—	—	—	—	—	1	—
All other	9.4 years	195	—	288	—	—	—	—	—	483	(14)

Total Notional		$122,408	$6,781	$6,329	$9,866	$1,852	$2,955	$8,406	$4,403	$163,000	$—

Total Fair Value		$(3,450)	$(481)	$—	$(37)	$(246)	$(186)	$(925)	$(869)	$—	$(6,194)

Referenced credit ratings assigned by MBIA to insured credit derivatives are derived by MBIA Corp.’s surveillance group in conjunction with representatives from its new business and risk divisions. In assigning an internal rating, current status reports from issuers and trustees, as well as publicly available transaction-specific information, are reviewed. Also, where appropriate, cash flow analyses and collateral valuations are considered. The maximum potential amount of future payments (undiscounted) on CDSs are estimated as the notional value plus any additional debt service costs, such as interest or other amounts owing on CDSs. Refer to “Note 13: Net Insurance in Force” for further information about MBIA Corp.’s sold credit derivatives including the maximum potential undiscounted payments, recourse provisions and collateral arrangements. The maximum potential amount of future payments (undiscounted) on insured swaps, total return swaps and credit linked notes sold are estimated as the notional value of such contracts.

Financial Statement Impact

As of December 31, 2008 and 2007, MBIA Corp. reported derivative assets of $747 million and $837 million, respectively, and derivative liabilities of $6.2 billion and $4.5 billion, respectively, which are shown separately on the consolidated balance sheet. The net changes in derivative assets and derivative liabilities were primarily due to the $1.8 billion loss on insured credit derivatives.

The statement of operations impact for all derivative transactions for 2008 was an after-tax decrease in net income of $1.4 billion. The impact of all derivative transactions for 2007 was an after-tax decrease in net income of $2.3 billion while the impact for 2006 was an after-tax increase in net income of $49 million. The statement of operations impact of derivative activity is broken down into revenues, realized gains (losses) and other settlements on insured derivatives, unrealized gains (losses) on insured derivatives and net gains (losses) on financial instruments at fair value and foreign exchange and expenses.

The following table presents the impact described above on the 2008, 2007 and 2006 statements of operations for all derivative transactions related to MBIA Corp:

	Years ended December 31
In millions	2008	2007	2006
Revenues:(1)	$—	$—	$—
Realized gains (losses) and other settlements on insured derivatives	(397)	116	81
Unrealized gains (losses) on insured derivatives	(1,823)	(3,727)	(5)
Net gains (losses) on financial instruments at fair value and foreign exchange	1	(1)	—

Total revenues	(2,219)	(3,612)	76

Income (loss) before income taxes	(2,219)	(3,612)	76
Tax (provision) benefit	777	1,264	(27)

Net income (loss)	$(1,442)	$(2,348)	$49

(1)	Includes premiums earned and fees.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 8: Variable Interest Entities

MBIA Corp. provides credit enhancement services to issuers of obligations that may involve issuer-sponsored special purpose entities (“SPEs”). An SPE may be considered a VIE as defined by FIN 46(R) to the extent the SPE’s total equity at risk is not sufficient to permit the SPE to finance its activities without additional subordinated financial support or if its equity investors lack any one of the characteristics of a controlling financial interest including (i) the ability to make significant decisions through voting rights, (ii) the right to receive the expected residual returns of the entity, or (iii) the obligation to absorb the expected losses of the entity. The holder of a variable interest that will absorb the majority of the expected losses of the VIE, receive the majority of the expected returns of the VIE, or both, is required to consolidate the VIE. The variable interest holder required to consolidate a VIE is considered to be the primary beneficiary under FIN 46(R). A variable interest holder determines whether it is the primary beneficiary of the VIE at initial recognition of its variable interest in the VIE and reconsiders its determination if certain events occur in a subsequent reporting period.

MBIA Corp. evaluates issuer-sponsored SPEs to determine if the entity is a VIE. For all entities determined to be VIEs, at inception and when reconsideration events occur, MBIA Corp. evaluates whether its guarantee to provide credit protection on obligations issued by VIEs will absorb the majority of the expected losses of the VIE.

MBIA Corp. generally makes this determination based on a qualitative assessment of the design and purpose of the VIE, the capital structure and other variable interests that will absorb expected losses. If MBIA Corp. cannot make the determination based on a qualitative analysis, a quantitative analysis is used. MBIA Corp. generally provided credit protection on the most senior obligations issued by VIEs, and at inception of the contract its exposure generally had more subordination than necessary to achieve triple-A credit ratings from credit rating agencies. MBIA Corp. generally does not absorb the majority of the expected losses and is not the primary beneficiary as the result of its guarantees of insured obligations issued by VIEs. MBIA Corp. generally considers its guarantee of principal and interest payments of insured obligations, given nonperformance by a nonconsolidated VIE, to be a significant variable interest.

Consolidated VIEs

In the fourth quarter of 2008, additional variable interests were acquired in two VIEs which have outstanding obligations insured by MBIA Corp., and a subordinated interest was acquired in a newly formed entity considered to be a VIE. Based on qualitative assessments, MBIA Corp. determined that it is the primary beneficiary of the aforementioned VIEs and consolidated the assets and liabilities of the entities as of December 31, 2008.

As of December 31, 2008, consolidated VIE assets and liabilities were $2.3 billion and $1.8 billion, respectively, including the VIEs consolidated in the fourth quarter of 2008 and other VIEs with outstanding obligations insured by MBIA Corp. that hold residential mortgages or securities as collateral. These VIEs were also consolidated as of December 31, 2007, with assets and liabilities each totaling $1.4 billion. Creditors of issuer-sponsored VIEs do not have recourse to the general assets of MBIA Corp. In the event of nonpayment of an insured obligation issued by a consolidated VIE, MBIA Corp. is obligated to pay principal and interest, when due, on the respective insured obligation only. MBIA Corp.’s exposure to consolidated VIEs is limited to the credit protection provided on insured obligations and the additional variable interests acquired.

Nonconsolidated VIEs

The following table presents the total assets of nonconsolidated VIEs in which MBIA Corp. holds a significant variable interest as of December 31, 2008. The table also presents MBIA Corp.’s maximum exposure to loss in comparison to the carrying value of liabilities resulting from financial guarantees and insured CDSs as of December 31, 2008. MBIA Corp. has aggregated nonconsolidated VIEs based on the underlying credit exposure of the insured obligation. Refer to “Note 7: Derivative Instruments” for information about MBIA Corp.’s valuation of insured derivatives. Additionally, as the majority of MBIA Corp.’s loss and LAE reserves relate to guarantees of VIEs, refer to “Note 10: Loss and Loss Adjustment Expense Reserves” for information about MBIA Corp.’s loss and LAE activity.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

	December 31, 2008
			Carrying Value of Liabilities
In millions	VIE Assets	Maximum Exposure to Loss	Deferred Premium Revenue	Derivative Liabilities
Insurance:
Global Structured Finance:
Collateralized debt obligations	$70,778	$51,198	$11	$2,567
Mortgage-backed residential	94,574	29,677	4	1
Mortgage-backed commercial	2,196	1,660	—	—
Consumer asset-backed	22,281	12,954	1	—
Corporate asset-backed	69,201	39,714	43	4

Total Global Structured Finance	259,030	135,203	59	2,572
Global Public Finance	29,241	11,977	87	—

Total Insurance	$288,271	$147,180	$146	$2,572

The maximum exposure to loss as a result of MBIA Corp.’s interest in the VIE is represented by net insurance in force. Net insurance in force is the maximum future payments of principal and interest, net of cessions to reinsurers, which may be required under commitments to make payments on insured obligations issued by nonconsolidated VIEs, assuming a full credit event occurs. The maximum exposure to loss presented in the preceding table is included in and not incremental to the net insurance in force presented in Note 13, “Net Insurance in Force.”

Balance Sheet Impact of Consolidated VIEs

The following table presents the carrying amounts and classification of assets and liabilities of consolidated VIEs as of December 31, 2008 and 2007:

	As of December 31,
In millions	2008	2007
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $632)	$632	$—
Investments held-to-maturity, at amortized cost	1,215	1,328
Cash and cash equivalents	31	26
Accrued investment income	2	3
Other assets	423	—

Total assets	$2,303	$1,357

Liabilities
Variable interest entity notes	$1,792	$1,356

Total liabilities	$1,792	$1,356

Note 9: Short-Term Debt, Long-Term Debt and Other Borrowing Arrangements

Short-Term Debt

In the fourth quarter of 2008, MBIA Corp. terminated its Tender Option Bond (“TOB”) trades bringing its short-term debt to zero. A TOB trade is a repackaging of municipal bonds, effectively providing MBIA Corp. with leveraged securitized financing of long-term bonds at short-term tax-exempt rates. At December 31, 2007, floating rate certificates related to the TOB trades included in short-term debt totaled $13 million. The aggregate weighted average interest rate as of December 31, 2007 was 3.52%.

Long-Term Debt

On January 16, 2008, MBIA Corp. issued $1 billion of 14% fixed-to-floating rate surplus notes due January 15, 2033. The surplus notes have an initial interest rate of 14% until January 15, 2013 and thereafter at an interest rate of three-month LIBOR plus 11.26%. Interest payments on the surplus notes are subject to prior approval by the Superintendent of the New York State Insurance Department (“NYSID”). The surplus notes are callable at par at MBIA Corp.’s option on the fifth anniversary of the date of issuance and every fifth anniversary thereafter, subject to prior approval by the Superintendent

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

and other restrictions. The cash received from the issuance of surplus notes was used for general business purposes and the deferred debt issuance costs are being amortized over the term of the surplus notes. During the third quarter of 2008, MBIA Corp. repurchased $47 million par value outstanding of its surplus notes at an average price of 77.00. Net gains from repurchasing the surplus notes totaled $10 million.

Other Borrowing Arrangements

As of December 31, 2008, MBIA Corp. maintained a $450 million limited recourse standby line of credit facility with a group of major banks to provide funds for the payment of claims on U.S. public finance transactions in excess of the greater of $500 million of cumulative claims, net of recoveries, or 5% of average annual debt service of the covered transactions. The agreement expires in March 2015. The remaining term is approximately six years. During 2008, there were no balances outstanding under the facility. Cumulative covered losses incurred to date under the facility are $17 million. In connection with MBIA Inc.’s restructuring of MBIA Insurance Corporation, it intends to negotiate with the providers of this facility a transfer of the facility from MBIA Insurance Corporation to MBIA Illinois.

MBIA maintained a revolving credit facility totaling $500 million with a group of highly rated global banks, which expires in May 2011. The facility contains certain covenants including, among others, that the consolidated net worth of MBIA Inc. and MBIA Corp. will not fall below $2.8 billion and that the ratio of consolidated debt to equity for MBIA Inc. and MBIA Corp. will not exceed 30%, at any time. In January 2008, MBIA Corp. amended the credit facility to treat the surplus notes as equity in the net worth and leverage calculations. This facility does not include any material credit rating triggers or any provisions that could require the posting of collateral. During 2008, there were no draws upon this facility nor were there any balances outstanding under the facility. MBIA has been negotiating an amendment to the terms of the facility to exclude unrealized gains and losses on insured credit derivatives from the calculation of net worth. After consideration of the terms and conditions required to obtain an amendment, MBIA elected to terminate the facility, effective February 27, 2009 in accordance with its rights under the credit facility. As of the termination date, neither MBIA Inc. nor MBIA Corp. had outstanding borrowings under the facility, and there were no early termination fees or premiums paid as a result of terminating the facility.

Note 10: Loss and Loss Adjustment Expense Reserves

MBIA Corp. establishes two types of loss and LAE reserves for non-derivative financial guarantees: case basis reserves and an unallocated loss reserve. Refer to “Note 2: Significant Accounting Policies” for information regarding MBIA Corp.’s loss reserving policy. A summary of the case basis and unallocated activity and the components of the liability for loss and LAE reserves are presented in the following table:

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In thousands)	2008	2007	2006
Case basis loss and LAE reserves:
Balance at January 1	$911,880	$323,718	$512,888
Less: reinsurance recoverable	82,041	46,941	58,965

Net balance at January 1	829,839	276,777	453,923

Case basis transfers from the unallocated loss reserve related to:
Current year	960,174	633,896	9,015
Prior years	560,377	44,174	65,990

Total	1,520,551	678,070	75,005

Net paid (recovered) related to:
Current year	357,285	44,164	635
Prior years	724,136	80,844	251,516

Total net paid	1,081,421	125,008	252,151

Net balance at December 31	1,268,969	829,839	276,777
Plus: reinsurance recoverable on unpaid losses	56,922	82,041	46,941

Case basis loss and LAE reserve balance at December 31	1,325,891	911,880	323,718

Unallocated loss reserve:
Balance at January 1	434,543	213,319	208,614
Losses and LAE incurred	1,318,001	900,345	80,889
Channel Re elimination(1)	—	(1,051)	(1,179)
Transfers to case basis and LAE reserves	(1,520,551)	(678,070)	(75,005)

Unallocated loss reserve balance at December 31	231,993	434,543	213,319

Total	$1,557,884	$1,346,423	$537,037

(1)	Represents the amount of losses and LAE incurred that have been eliminated in proportion to MBIA Corp.’s ownership interest in Channel Reinsurance Ltd. (“Channel Re”), which is carried on an equity method accounting basis.

The unallocated loss reserve approximated $232 million at December 31, 2008, which represents MBIA Corp.’s estimate of losses, associated with credit deterioration, that have occurred in MBIA Corp.’s insured portfolio but have not been specifically identified and is available for future case-specific activity. During 2008, additions to case basis reserves related to MBIA Corp.’s insured exposure to second-lien RMBS transactions consisting of home equity lines of credit (“HELOC”) and closed-end second-lien mortgages totaled $1.8 billion. MBIA Corp. incurred $1.3 billion of loss and LAE during 2008. Of the $1.3 billion, $92 million was based on MBIA Corp.’s loss factor of 14.5% of the insurance segment’s scheduled net earned premium and $1.2 billion represented additional loss and LAE related to insured RMBS exposure.

Total net paid activity for 2008 of $1.1 billion primarily related to insured obligations within MBIA Corp.’s RMBS sector and Allegheny Health, Education and Research Foundation (“AHERF”). MBIA Corp. had salvage and subrogation receivables of $459 million at December 31, 2008 and $108 million at December 31, 2007, included in “Other assets.” Amounts due to reinsurers related to salvage and subrogation totaled $13 million at December 31, 2008 and $4 million at December 31, 2007, and are included in “Other liabilities.”

MBIA Corp.’s Insured Portfolio Management Division (“IPM”) monitors MBIA’s outstanding insured obligations with the objective of minimizing losses. IPM meets this objective by identifying issuers that, because of deterioration in credit quality or changes in the economic, regulatory or political environment, are at a heightened risk of defaulting on debt service of obligations insured by MBIA Corp. In such cases, IPM works with the issuer, trustee, bond counsel, servicer, underwriter and other interested parties in an attempt to alleviate or remedy the problem and avoid defaults on debt service payments. IPM works closely with MBIA Corp.’s Risk Management function and the applicable business unit to analyze insured obligation performance and credit risk parameters, both before and after an obligation is insured.

Once an obligation is insured, MBIA Corp. typically requires the issuer, servicer (if applicable) and the trustee to furnish periodic financial and asset related information, including audited financial statements, to IPM for review. IPM also monitors publicly available information related to insured obligations. Potential problems uncovered through this review, such as poor financial results, low fund balances, covenant or trigger violations and trustee or servicer problems or other events that could have an adverse impact on the insured obligation, could result in an immediate surveillance review and

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

an evaluation of possible remedial actions. IPM also monitors and evaluates the impact on issuers of general economic conditions, current and proposed legislation and regulations, as well as state and municipal finances and budget developments.

Insured obligations are monitored periodically. The frequency and extent of such monitoring is based on the criteria and categories described below. Insured obligations that are judged to merit more frequent and extensive monitoring or remediation activities due to a deterioration in the underlying credit quality of the insured obligation or the occurrence of adverse events related to the underlying credit of the issuer are assigned to a surveillance category (“Caution List-Low,” “Caution List-Medium,” “Caution List-High,” or “Classified List”) depending on the extent of credit deterioration or the nature of the adverse events. IPM monitors insured obligations assigned to a surveillance category more frequently and, if needed, develops a remediation plan to address any credit deterioration. MBIA Corp. does not establish any case basis reserves for insured obligations that are assigned to “Caution List-Low,” “Caution List-Medium,” or “Caution List-High.” In the event MBIA Corp. determines that it must pay a claim or that a claim is probable and estimable with respect to an insured transaction, it places the insured transaction on its “Classified List” and establishes a case basis reserve. The following provides a description of each surveillance category:

“Caution List – Low” - Includes issuers where debt service protection is adequate under current and anticipated circumstances. However, debt service protection and other measures of credit support and stability may have declined since the transaction was underwritten and the issuer is less able to withstand further adverse events. Transactions in this category generally require more frequent monitoring than transactions that do not appear within a surveillance category. IPM subjects issuers in this category to heightened scrutiny.

“Caution List – Medium” - Includes issuers where debt service protection is adequate under current and anticipated circumstances, although adverse trends have developed and are more pronounced than for “Caution List – Low.” Issuers in this category may have breached one or more covenants or triggers. These issuers are more closely monitored by IPM but generally take remedial action on their own.

“Caution List – High” - Includes issuers where more proactive remedial action is needed but where no defaults on debt service payments are expected. Issuers in this category exhibit more significant weaknesses, such as low debt service coverage, reduced or insufficient collateral protection or inadequate liquidity, which could lead to debt service defaults in the future. Issuers in this category have breached one or more covenants or triggers, have not taken conclusive remedial action, and IPM adopts a remediation plan and takes more proactive remedial actions.

“Classified List” - Includes all insured obligations where MBIA Corp. has paid a claim and where a claim payment is probable and estimable. Generally, IPM is actively remediating these credits where possible, including restructurings through legal proceedings, usually with the assistance of specialist counsel and advisors.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table provides information about the financial guarantees and related loss reserves (“claim liability”) included in each of MBIA Corp.’s surveillance categories as of December 31, 2008:

	Surveillance Categories
($ in millions)	Caution List- Low	Caution List- Medium	Caution List- High	Classified List	Total
Number of policies	189	32	13	110	344
Number of issues (1)	21	20	12	82	135
Remaining weighted average contract period (in years)	11.5	6.8	14.8	5.0	6.9
Gross insured contractual payments outstanding:
Principal	$5,670	$1,370	$540	$15,576	$23,156
Interest	4,646	496	536	3,943	9,621

Total	$10,316	$1,866	$1,076	$19,519	$32,777

Gross claim liability	$—	$—	$—	$2,150	$2,150
Less:
Gross potential recoveries	—	—	—	688	688
Discount, net	—	—	—	145	145

Claim liability (2)	$—	$—	$—	$1,317	$1,317

Deferred premium revenue	$38	$12	$2	$3	$55
Reinsurance recoverable on claim liability (3)	$—	$—	$—	$57	$57

(1)	An “issue” represents the aggregate of financial guarantee policies that share the same revenue source for purposes of making debt service payments.
(2)	Reported within “Loss and loss adjustment expense reserves” on MBIA Corp.’s consolidated balance sheets.
(3)	Reported within “Reinsurance recoverable on paid and unpaid losses” on MBIA Corp.’s consolidated balance sheets.

Remediation actions may involve, among other things, waivers or renegotiations of financial covenants or triggers, waivers of contractual provisions, the granting of consents, transfer of servicing, consideration of restructuring plans, acceleration, security or collateral enforcement, actions in bankruptcy or receivership, litigation and similar actions. The types of remedial actions pursued are based on the insured obligation’s risk type and the nature and scope of the event giving rise to the remediation. As part of any such remedial actions, MBIA Corp. seeks to improve its security position and to obtain concessions from the issuer of the insured obligation. From time to time, the issuer of an MBIA Corp. insured obligation may, with the consent of MBIA Corp., restructure the insured obligation by extending the term, increasing or decreasing the par amount or decreasing the related interest rate, with MBIA Corp. insuring the restructured obligation. If, as the result of such a restructuring, MBIA Corp. estimates that it will suffer an ultimate loss on the restructured obligation, MBIA Corp. will record a case basis reserve for the restructured obligation or, if it has already recorded a case basis reserve, it will re-evaluate the impact of the restructuring on the recorded reserve and adjust the amount of the reserve accordingly.

Costs associated with remediating insured obligations assigned to “Caution List – Low,” “Caution-List – Medium,” and “Caution List – High” are recorded as loss prevention expenses (“LPE”) as incurred and are included in operating expenses on MBIA Corp.’s consolidated statements of operations. When MBIA Corp. is reimbursed for LPE, such reimbursement is recorded as income when received and included in “Fees and reimbursements” on MBIA Corp.’s consolidated statements of operations. Costs associated with remediating insured obligations assigned to MBIA Corp.’s “Classified List” are recorded as LAE. LAE is recorded as part of MBIA Corp.’s provision for its unallocated loss reserve and included in “Losses and loss adjustment” on MBIA Corp.’s consolidated statement of operations. Case basis reserves related to LAE are established by transferring amounts from MBIA Corp.’s unallocated loss reserve to specific case basis LAE reserves and are included in “Loss and loss adjustment expense reserves” on MBIA Corp.’s consolidated balance sheets. The following table provides information about the expenses, reimbursements and reserves net of recoveries (gross and net of reinsurance) related to remedial actions for insured obligations included in MBIA Corp.’s surveillance categories:

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

	Years ended December 31
(In thousands)	2008	2007	2006
Loss prevention expense, gross	$10,391	$3,538	$18,393
Loss prevention expense, net	$9,698	$2,554	$12,855

Loss prevention expense reimbursements, gross	$(36)	$(11,327)	$(22,204)
Loss prevention expense reimbursements, net	$(34)	$(8,445)	$(16,798)

Loss adjustment expense incurred (transferred from the unallocated loss reserve), gross	$20,487	$(4,725)	$12,095
Loss adjustment expense incurred (transferred from the unallocated loss reserve), net	$(7,461)	$(4,277)	$13,715

Loss adjustment expense reserve, gross	$8,892	$(511)	$10,558
Reinsurance recoverable (payable) related to loss adjustment expense reserve	$166	$(89)	$300

Note 11: Income Taxes

Income tax expense (benefit) on income (loss) and shareholders’ equity consisted of:

	Years ended December 31
In thousands	2008	2007	2006
Current taxes:
Federal	$(641,461)	$(7,115)	$268,391
Foreign	10,984	31,590	60,286
Deferred taxes:
Federal	(346,382)	(1,263,931)	(2,134)
Foreign	5,381	5,627	(35,893)

Provision for income tax expense (benefit) from continuing operations	(971,478)	(1,233,829)	290,650

Taxes on income/(loss) from discontinued operations	—	—	829
Taxes on gain from sale of discontinued operations	—	—	454

Total income tax expense (benefit) charged to income (loss)	(971,478)	(1,233,829)	291,933
Income taxes charged (credited) to shareholders’ equity:
Unrealized gains (losses) on investment securities	(155,577)	868	(27,639)
Change in foreign currency translation	(10,905)	2,503	2,316
Exercise of stock options and vested restricted stock	14,955	(7,062)	(3,594)

Total income taxes credited to shareholders’ equity	(151,527)	(3,691)	(28,917)

Total effect of income taxes	$(1,123,005)	$(1,237,520)	$263,016

The provision for income tax expense (benefit) gives effect to permanent differences between financial and taxable income. Accordingly, MBIA Corp.’s effective income tax rate differs from the statutory rate due to the tax effect of the following permanent differences:

	Years ended December 31
	2008	2007	2006
Income tax expense (benefit) computed on pre-tax financial income (loss) at statutory rates	(35.0)%	(35.0)%	35.0%
Increase (reduction) in taxes resulting from:
Tax-exempt interest	(3.8)	(2.3)	(7.1)
Gain on exercise of put option on MBIA Corp’s stock	(3.8)	—	—
Other	0.8	(0.2)	(1.2)

Provision for income tax expense (benefit)	(41.8)%	(37.5)%	26.7%

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

MBIA Corp. recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on tax assets and liabilities is recognized in income in the period that includes the enactment date.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2008 and 2007 are presented in the following table:

In thousands	2008	2007
Deferred tax liabilities:
Contingency reserve	$—	$646,084
Deferred premium revenue	169,134	161,289
Deferred acquisition costs	196,231	165,389
Net unrealized gains on financial instruments at fair value and foreign exchange	64,417	93,896

Total gross deferred tax liabilities	429,782	1,066,658

Deferred tax assets:
Tax and loss bonds	—	556,652
Loss reserves and loss adjustment expense	36,307	79,442
Compensation and employee benefits	23,167	38,529
Alternative minimum tax credit carryforward	52,675	28,859
Net unrealized losses on insured derivatives	1,544,688	1,303,756
Net unrealized losses (gains) on investments	64,136	(98,619)
Investments	16,573	1,146
Other	40,811	7,435

Total gross deferred tax assets	1,778,357	1,917,200

Net deferred tax asset	$1,348,575	$850,542

Deferred Tax Asset, Net of Valuation Allowance

MBIA Corp. is required to establish a valuation allowance against its deferred tax asset when it is more likely than not that all or a portion of the deferred tax asset will not be realized. All evidence, both positive and negative, needs to be identified and considered in making the determination. Future realization of the existing deferred tax asset ultimately depends on the existence of sufficient taxable income of appropriate character (for example, ordinary income versus capital gains) within the carryforward period available under the tax law.

Unrealized Losses on Credit Derivative Contracts

Approximately $1.5 billion of the net deferred tax asset was a result of the cumulative unrealized losses of $4.4 billion, which excludes credit impairments, primarily related to insured credit derivatives. This deferred tax asset for the unrealized losses is included in MBIA Corp.’s net deferred tax asset of $1.3 billion at December 31, 2008. MBIA Corp. believes that it is more likely than not that its total $1.5 billion in deferred tax assets associated with the unrealized losses of $4.4 billion will be realized as MBIA Corp. expects the unrealized losses to substantially reverse over time, at which point the related deferred tax asset will reverse. As such, no valuation allowance with respect to this item was established. In its conclusion, MBIA Corp. considered the following evidence (both positive and negative):

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

•

Due to the long-tail nature of the financial guarantee business, it is important to note that MBIA Corp., even without regard to any new business, will have a steady stream of scheduled premium earnings with respect to the existing insured portfolio. MBIA Corp.’s announcement in February 2008 of a temporary suspension in writing new structured finance transactions and in insuring new CDS contracts, except in transactions related to the reduction of existing derivative exposure, would not have an impact on the expected earnings related to the existing insured portfolio. Although MBIA Corp. expects the majority of the unrealized losses to reverse at maturity, MBIA Corp. performed a taxable income projection over a 15-year period to determine whether it will have sufficient income to offset its deferred tax assets that will generate future ordinary deductions. In this analysis, MBIA Corp. concluded that premium earnings, even without regard to any new business, combined with investment income, less deductible expenses, will be sufficient to recover the net deferred tax asset of $1.3 billion, which includes the $1.5 billion related primarily to CDS contracts. Furthermore, MBIA Corp.’s existing earnings have been further increased by the FGIC reinsurance transaction, which closed on September 30, 2008.

•

MBIA Inc.’s decision to eliminate the current dividend on its common stock and raise $1.6 billion in additional capital in January and February of 2008 was for the purpose of meeting the ratings agencies’ additional capital requirement in order to preserve MBIA Corp.’s triple-A rating. While MBIA Corp. was not able to retain its triple-A rating, the downgrade did not have a material impact to its earnings on the existing insured portfolio which MBIA Corp. believes will be sufficient to absorb losses in the event that the cumulative unrealized losses become fully impaired.

•

MBIA Corp. believes that the ratings downgrade by S&P and Moody’s in 2008 will not have a material impact to MBIA Corp.’s earnings on its existing insured portfolio. With respect to installment policies, MBIA Corp. generally does not have an automatic cancellation provision solely in connection with ratings downgrades. For purposes of projecting future taxable income, MBIA Corp. has applied a haircut to account for the cancellation of future installment premiums based on recent data. With regard to upfront policies, to the extent that the issuer chooses to terminate a policy, any unearned premium reserve with respect to that particular policy will be accelerated and earned (i.e. refundings).

•

MBIA Corp. treats the CDS contracts as insurance contracts for U.S. tax purposes. MBIA Corp. provides an insurance policy guaranteeing CDS contracts written by LaCrosse. While LaCrosse’s financial information is consolidated into MBIA Corp.’s GAAP financial statements based on the FIN 46(R) criteria, MBIA Corp. does not hold any equity interest with respect to LaCrosse. MBIA Corp.’s income derived from the CDS contracts is treated as premium income for statutory income purposes. In the event that there is a default in which MBIA Corp. is required to pay claims on such CDS contracts, MBIA Corp. believes that the losses should be characterized as an ordinary loss for tax purposes and, as such, the event or impairment will be recorded as case reserves for statutory accounting purposes in recognition of the potential claim payment. For tax purposes, MBIA Corp. follows the statutory accounting principle as the basis for computing its taxable income. Because the federal income tax treatment of CDS contracts is an unsettled area of tax law, in the event that the Internal Revenue Service (“IRS”) has a different view in which the losses are considered capital losses, MBIA Corp. would be required to establish a valuation allowance against substantially all of the deferred tax asset related to these unrealized losses. The establishment of this valuation allowance would have a material adverse effect on MBIA Corp.’s financial condition.

After reviewing all of the evidence available, both positive and negative, MBIA believes that MBIA Corp. has appropriately valued the recoverability of its deferred tax asset, net of the valuation allowance, as of December 31, 2008. MBIA Corp. continues to assess the need for additional valuation allowances as additional evidence becomes available.

Ownership Change under Section 382 of the Internal Revenue Code

Section 382 of the Internal Revenue Code of 1986, as amended, imposes annual limitations on the utilization of net operating loss (“NOL”) carryforwards, other tax carryforwards, and certain built-in losses as defined under that Section, upon an ownership change. In general terms, an ownership change may result from transactions that increase the aggregate ownership of certain stockholders in MBIA’s stock by more than 50 percentage points over a testing period (generally three years).

As of December 31, 2008, MBIA Corp. has not experienced an ownership change under Section 382. However, had one occurred as of December 31, 2008, the ownership change, in itself, would not have had a material impact on MBIA Corp.’s financial position or results of operations. MBIA Corp. has already established a full valuation allowance against its capital loss carryforwards, and MBIA Corp. has the ability and intent to hold securities with a built-in loss as of December 31, 2008 to maturity, or until such time as the value recovers as not to trigger a built-in loss. Additionally, MBIA Corp. expects to have sufficient income to utilize its alternative minimum tax credit, which may be carried forward indefinitely. MBIA Corp. had no NOL carryforwards as of December 31, 2008.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Treatment of Undistributed Earnings of Certain Foreign Subsidiaries under APB 23, “Accounting for Income Taxes – Special Areas”

No U.S. deferred income taxes have been provided on the undistributed earnings of MBIA UK Insurance Ltd. and the remaining earnings of MBIA Assurance, which merged into MBIA UK Insurance Ltd. as of December 31, 2007, because of MBIA Corp’s practice and intent to permanently reinvest its earnings. The cumulative amounts of such untaxed earnings were $42 million, $244 million and $189 million at December 31, 2008, 2007 and 2006, respectively.

FIN 48, “Accounting for Uncertainty in Income Taxes”

MBIA Corp. adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on MBIA Corp.’s financial statements. Prior to the adoption of FIN 48, MBIA Corp. classified interest and/or penalties related to income taxes as a component of income from continuing operations. In connection with the adoption of FIN 48, MBIA Corp. has elected to classify interest and penalties as components of income taxes. The total amount accrued for interest and penalties was $4 million at the date of adoption, and the amount of interest and penalties during 2008 was not material.

In thousands
Unrecognized tax positions at date of adoption, January 1, 2007	$28,801

The gross amount of the increases/(decreases) in unrecognized tax benefits as a result of tax positions taken:
During a prior period	1,248
During the current period	8,284
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	—
The reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitation	—

Unrecognized tax positions at December 31, 2007	$38,333

The gross amount of the increases/(decreases) in unrecognized tax benefits as a result of tax positions taken:
During a prior period	(10,325)
During the current period	1,408
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(12,574)
The reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitation	—

Unrecognized tax positions as of December 31, 2008	$16,842

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $5 million as of December 31, 2008.

Included in the unrecognized tax benefits balance at December 31, 2008 are $12 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

At December 31, 2008 and December 31, 2007, respectively, the total amounts of unrecognized tax benefit were $17 million and $38 million. The decrease in unrecognized tax benefits was primarily due to a change in measurement of a tax position from a prior period and settlements with taxing authorities.

MBIA’s major tax jurisdictions include the U.S., the United Kingdom (“U.K.”) and France. MBIA and its U.S. subsidiaries file a U.S. consolidated federal income tax return. U.S. federal income tax returns have been examined through 2005 by the IRS. MBIA is under a partnership audit related to an adjustment that must be accounted for by MBIA Inc. during tax years 2004 through 2006.

The U.K. tax matters have been concluded through 2004. The U.K. tax authorities are currently auditing tax years 2005 through 2006, which should be resolved by the end of 2009. The French tax matters have been concluded through 2005. MBIA expects to settle, in early 2009, an unrecognized tax benefit that was established in prior years relating to the timing for recognizing earned premium.

It is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months due to the possibility of the conclusion of all the tax examinations. The range of this possible change in the amount of uncertain tax benefits cannot be estimated at this time.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 12: Discontinued Operations

In December 2006, MBIA Inc. completed the sale of Capital Asset, a servicer of delinquent tax liens, to a third-party company that is engaged in tax lien servicing and collection and that had been overseeing the servicing operations of Capital Asset since July 2006. The sale of Capital Asset also included three VIEs established in connection with the securitization of Capital Asset tax liens, which were consolidated within MBIA Corp. in accordance with FIN 46(R). The sale of these VIEs resulted in an after-tax gain of $0.8 million and was executed as part of MBIA Corp.’s plan to eliminate its exposure to tax liens.

In accordance with SFAS 144, the VIEs associated with Capital Asset have been reported as discontinued operations in MBIA Corp.’s consolidated financial statements. Income from discontinued operations, net of tax, for the year ended December 31, 2006 was $2 million. The following table presents the amounts included in income from discontinued operations before income taxes:

Year ended December 31
In thousands	2006
Revenues	$5,475
Expenses	3,106

Income before income taxes	$2,369

Note 13: Net Insurance in Force

MBIA Corp. guarantees the payment of principal of, and interest or other amounts owing on, municipal, asset-/mortgage-backed and other non-municipal securities. Additionally, MBIA Corp. has insured CDSs primarily on pools of collateral, which it previously considered part of its core financial guarantee business. The pools of collateral are primarily made up of corporate obligations, but also include commercial and residential mortgage-backed securities-related assets. MBIA Corp.’s net insurance in force represents the aggregate amount of the insured principal of, and interest or other amounts owing on insured obligations, net of cessions to reinsurers. MBIA Corp.’s ultimate exposure to credit loss in the event of nonperformance by the issuer of the insured obligation is represented by the net insurance in force in the tables that follow.

The financial guarantees issued by MBIA Corp. provide unconditional and irrevocable guarantees of the payment of the principal of, and interest or other amounts owing on, insured obligations when due. The obligations are generally not subject to acceleration, except that MBIA Corp. may have the right, at its discretion, to accelerate insured obligations upon default or otherwise. Certain guaranteed investment contracts written by MBIA Inc. are terminable upon ratings downgrades, and if MBIA Inc. were to have insufficient assets to pay the termination payments, MBIA Corp. would make such payments.

The creditworthiness of each insured obligation is evaluated prior to the issuance of insurance, and each insured obligation must comply with MBIA Corp.’s underwriting guidelines. Further, the payments to be made by the issuer on the bonds or notes may be backed by a pledge of revenues, reserve funds, letters of credit, investment contracts or collateral in the form of mortgages or other assets. The right to such funds or collateral would typically become MBIA Corp.’s upon the payment of a claim by MBIA Corp.

MBIA Corp. maintains underwriting guidelines based on those aspects of credit quality that it deems important for each category of obligation considered for insurance. For global public finance transactions these include economic and social trends, debt and financial management, adequacy of anticipated cash flow, satisfactory legal structure and other security provisions, viable tax and economic bases, adequacy of loss coverage and project feasibility. For global structured finance transactions, MBIA Corp.’s underwriting guidelines, analysis and due diligence focus on counterparty credit and operational quality. MBIA Corp. also analyzes the quality of asset pools, as well as their historical and projected performance. The strength of a structure, including legal segregation of the assets, cash flow analysis, the size and source of first loss protection, asset performance triggers and financial covenants are also reviewed. Such guidelines are subject to periodic review by a senior risk committee, which is responsible for establishing the criteria for MBIA Corp.’s underwriting standards as well as maintaining the standards in its insurance operations.

As of December 31, 2008, insurance in force, which represents principal and interest or other amounts owing on insured obligations, net of cessions to reinsurers and other reimbursement agreements, had an expected maturity range of 1-49 years. Another reimbursement agreement that had been netted from MBIA Corp.’s insurance in force as reported below related to a contract under which MBIA Corp. was entitled to reimbursement of losses on its insured portfolio but which did not qualify as reinsurance under GAAP. This reimbursement agreement, covering $3.5 billion of insured par was reassumed in 2008. The reimbursement agreement resulted in a deduction of $7.0 billion for 2007. The distribution of net

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

insurance in force by geographic location, including $8.5 billion and $25.7 billion relating to transactions guaranteed by MBIA Corp. on behalf of various investment management services affiliated companies in 2008 and 2007, respectively, is presented in the following table:

	As of December 31
	2008		2007
Geographic Location In billions	Net Insurance In Force	% of Net Insurance In Force	Net Insurance In Force	% of Net Insurance In Force
California	$163.6	13.5%	$122.0	11.6%
New York	86.3	7.2	64.6	6.2
Florida	68.0	5.6	49.8	4.8
Texas	56.4	4.7	38.6	3.7
Illinois	51.8	4.3	35.8	3.4
New Jersey	40.5	3.4	30.5	2.9
Pennsylvania	32.9	2.7	19.2	1.8
Washington	30.5	2.5	21.8	2.1
Michigan	27.0	2.2	19.9	1.9
Massachusetts	24.0	2.0	20.0	1.9

Subtotal	581.0	48.1	422.2	40.3
Nationally diversified	187.0	15.5	220.8	21.1
Other states	319.8	26.5	250.1	23.9

Total United States	1,087.8	90.1	893.1	85.3

Internationally diversified	43.9	3.7	56.9	5.4
Country specific	75.1	6.2	97.6	9.3

Total Non-United States	119.0	9.9	154.5	14.7

Total	$1,206.8	100.0%	$1,047.6	100.0%

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The net insurance in force by type of bond is presented in the following table:

	As of December 31
	2008		2007
Bond Type In billions	Net Insurance In Force	% of Net Insurance In Force	Net Insurance In Force	% of Net Insurance In Force
Global Public Finance—United States:
General obligation	$391.3	32.4%	$265.5	25.3%
Municipal utilities	162.8	13.5	124.1	11.8
Tax-backed	111.9	9.3	80.5	7.7
Transportation	93.0	7.7	57.4	5.5
Higher education	50.5	4.2	43.3	4.1
Health care	34.6	2.9	44.2	4.2
Military housing	21.7	1.8	21.6	2.1
Investor-owned utilities (1)	15.8	1.3	14.9	1.5
Municipal housing	15.0	1.2	16.6	1.6
Student loans	7.0	0.6	7.8	0.7
Other (2)	4.4	0.3	5.6	0.6

Total United States	908.0	75.2	681.5	65.1

Global Public Finance—Non-United States
Sovereign	17.3	1.4	22.7	2.2
Transportation	14.1	1.2	16.9	1.6
Utilities	10.7	0.9	13.0	1.2
Investor-owned utilities	7.9	0.7	10.6	1.0
Sub-sovereign	0.9	0.1	1.0	0.1
Municipal housing	0.2	0.0	0.4	0.0
Health care	0.1	0.0	0.1	0.0
Higher education	0.1	0.0	0.1	0.0

Total Non-United States	51.3	4.3	64.8	6.1

Total Global Public Finance	959.3	79.5	746.3	71.2

Global Structured Finance—United States:
Collateralized debt obligations (3)	98.3	8.1	96.3	9.2
Mortgage-backed residential	28.6	2.4	34.0	3.2
Mortgage-backed commercial	0.7	0.1	1.6	0.2
Consumer asset-backed:
Auto loans	6.8	0.6	10.6	1.0
Student loans	2.8	0.2	3.9	0.4
Manufactured housing	2.7	0.2	2.9	0.3
Other consumer asset-backed	0.9	0.1	3.0	0.3
Corporate asset-backed:
Operating assets:
Aircraft portfolio lease securitizations	3.2	0.3	3.5	0.3
Rental car fleets	3.1	0.3	4.7	0.4
Secured airline equipment securitization (EETC)	3.1	0.3	3.1	0.3
Other operating assets	1.6	0.1	2.4	0.2
Structured insurance securitizations	10.0	0.8	9.5	0.9
Franchise assets	1.5	0.1	2.9	0.3
Intellectual property	4.1	0.3	2.8	0.3
Other corporate asset-backed	3.9	0.3	4.8	0.5

Total United States	171.3	14.2	186.0	17.8

Global Structured Finance—Non-United States
Collateralized debt obligations (3)	40.2	3.3	50.0	4.8
Mortgage-backed residential	8.5	0.7	16.3	1.6
Mortgage-backed commercial	6.2	0.5	6.5	0.6
Consumer asset-backed:
Auto loans	—	—	0.4	0.0
Other consumer asset-backed	—	—	0.9	0.1
Corporate asset-backed:
Operating assets:
Aircraft portfolio lease securitizations	2.1	0.2	2.4	0.2
Secured airline equipment securitization (EETC)	0.4	0.0	0.5	0.0
Other operating assets	—	—	0.6	0.1
Structured insurance securitizations	0.1	0.0	0.1	0.0
Franchise assets	1.2	0.1	1.7	0.2
Intellectual property	0.8	0.1	1.1	0.1
Future flow	2.9	0.2	3.4	0.3
Other corporate asset-backed	5.3	0.5	5.7	0.5

Total Non-United States	67.7	5.6	89.6	8.5

Total Global Structured Finance	239.0	19.8	275.6	26.3

MBIA Investment Management Services	8.5	0.7	25.7	2.5

Total	$1,206.8	100.0%	$1,047.6	100.0%

(1)	Includes investor owned utilities, industrial development and pollution control revenue bonds.
(2)	Includes certain non-profit enterprises and stadium related financing.
(3)	Includes transactions (represented by structured pools of primarily investment grade corporate credit risks or commercial real estate assets) that do not include typical CDO structuring characteristics, such as tranched credit risk, cash flow waterfalls, or interest and over-collateralization coverage tests.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

MBIA Corp. has entered into certain guarantees of derivative contracts, included in the preceding tables, which do not qualify for the financial guarantee scope exception under SFAS 133. MBIA Corp. generally guarantees the timely payment of principal and interest related to these derivatives upon the occurrence of a credit event with respect to a referenced obligation. The maximum amount of future payments that MBIA Corp. may be required to make under these guarantees is $122.9 billion. This amount is net of $22.7 billion of insured derivatives ceded under reinsurance agreements and capital market transactions in which MBIA Corp. economically hedges a portion of the credit and market risk associated with its insured derivatives. MBIA Corp.’s guarantees of derivative contracts have a legal maximum maturity range of 1-87 years. A small number of guaranteed credit derivative contracts have long maturities to satisfy regulatory requirements imposed on MBIA Corp.’s counterparties. However, the expected maturities of such contracts are much shorter due to amortizations and prepayments in the underlying collateral pools. In accordance with SFAS 133, the fair values of these guarantees at December 31, 2008 are recorded on the balance sheet as assets and liabilities, representing gross gains and losses, of $747 million and $6.2 billion, respectively. These derivative contracts are discussed further in “Note 7: Derivative Instruments.”

MBIA Corp. may hold recourse provisions with third parties in derivative transactions through both reinsurance and subrogation rights. MBIA Corp.’s reinsurance arrangements provide that should MBIA Corp. pay a claim under a guarantee of a derivative contract, then MBIA Corp. could collect amounts from any reinsurers that have reinsured the guarantee on either a proportional or non-proportional basis, depending upon the underlying reinsurance agreement. MBIA Corp. may also have recourse through subrogation rights whereby if MBIA Corp. makes a claim payment, it is entitled to any rights of the insured counterparty, including the right to any assets held as collateral.

MBIA Corp. has also issued guarantees of certain obligations issued by its investment management affiliates that are included in the previous tables. These guarantees take the form of insurance policies issued by MBIA Corp. on behalf of the investment management services affiliates. Should one of these affiliates default on its insured obligations,

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

MBIA Corp. will be required to pay all scheduled principal and interest amounts outstanding. As of December 31, 2008, the maximum amount of future payments that MBIA Corp. could be required to make under these guarantees is $8.5 billion. These guarantees have a maximum maturity range of 1-39 years, were entered into on an arm’s length basis and are fully collateralized by marketable securities. MBIA Corp. has both direct recourse provisions and subrogation rights in these transactions. If MBIA Corp. is required to make a payment under any of these affiliate guarantees, it would have the right to seek reimbursement from such affiliate and to liquidate any collateral to recover amounts paid under the guarantee.

Note 14: Reinsurance

Ceded Exposure

Reinsurance enables MBIA Corp. to cede exposure for purposes of syndicating risk and increasing its capacity to write new business while complying with its single risk and credit guidelines. MBIA Corp. reinsures exposure to other insurance companies under various treaty and facultative reinsurance contracts, both on a proportional and non-proportional basis. In the event that any or all of the reinsurers are unable to meet their obligations, MBIA Corp. would be liable for such defaulted amounts. When a reinsurer is downgraded by one or more of the rating agencies, less capital credit is given to MBIA Corp. under rating agency models and the overall value of the reinsurance to MBIA Corp. is reduced.

MBIA Corp. generally retains the right to reassume the business ceded to reinsurers under certain circumstances, including a reinsurer’s rating downgrade below specified thresholds. In 2008, MBIA recaptured business from four reinsurers as a result of their ratings downgrades. Additionally, business from two reinsurers was recaptured during 2008 unrelated to their ratings. MBIA Corp. will continue to evaluate its use of reinsurance during 2009, which may result in future portfolio commutations from reinsurers. MBIA Corp. also maintained other reimbursement agreements with its reinsurers that were not accounted for as reinsurance, which were commuted during 2008.

MBIA Corp. requires certain unauthorized reinsurers to maintain bank letters of credit or establish trust accounts to cover liabilities ceded to such reinsurers under reinsurance contracts. As of December 31, 2008, the total amount available under these letters of credit and trust arrangements was $832 million. MBIA Corp. remains liable on a primary basis for all reinsured risk, and although MBIA Corp. believes that its reinsurers remain capable of meeting their obligations, there can be no assurance of such in the future.

The aggregate amount of insurance in force ceded by MBIA Corp. to reinsurers under reinsurance agreements was $76.2 billion and $111.7 billion as of December 31, 2008 and 2007, respectively. In addition, MBIA Corp. had entered into a reimbursement agreement under which it was entitled to reimbursement of losses on its insured portfolio but which did not qualify as reinsurance under GAAP. This reimbursement agreement, with a reinsurer rated AA- by S&P and Aa3 by Moody’s, covering $3.5 billion of insured par was reassumed in 2008. The reimbursement agreement totaled $7.0 billion at December 31, 2007, and has been excluded from the following tables. The distribution of ceded insurance in force by geographic location is presented in the following table:

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

	As of December 31
	2008		2007
Geographic Location In billions	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
California	$5.9	7.7%	$8.3	7.4%
New York	3.1	4.1	4.2	3.8
Massachusetts	2.1	2.8	2.6	2.3
Colorado	1.8	2.4	1.9	1.7
Puerto Rico	1.7	2.2	1.9	1.7
Texas	1.7	2.2	2.2	2.0
New Jersey	1.6	2.1	2.0	1.8
Illinois	1.5	2.0	2.0	1.8
Florida	1.4	1.8	2.2	2.0
Washington	0.8	1.0	1.1	1.0

Subtotal	21.6	28.3	28.4	25.5
Nationally diversified	20.4	26.8	31.8	28.4
Other states	9.3	12.2	14.2	12.7

Total United States	51.3	67.3	74.4	66.6

Internationally diversified	12.1	15.9	16.2	14.5
Country specific	12.8	16.8	21.1	18.9

Total Non-United States	24.9	32.7	37.3	33.4

Total	$76.2	100.0%	$111.7	100.0%

The distribution of ceded insurance in force by type of bond is presented in the following table:

	As of December 31
	2008		2007
Bond Type In billions	Ceded Insurance In Force	% of Ceded Insurance In Force	Ceded Insurance In Force	% of Ceded Insurance In Force
Global Public Finance—United States:
General obligation	$8.8	11.6%	$11.0	9.9%
Municipal utilities	5.3	7.0	7.5	6.7
Tax-backed	3.5	4.6	4.5	4.0
Transportation	6.6	8.7	8.4	7.5
Health care	3.3	4.3	6.5	5.8
Higher education	1.1	1.4	1.5	1.3
Municipal housing	0.5	0.7	0.7	0.6
Military housing	0.5	0.7	0.8	0.7
Investor-owned utilities(1)	0.8	1.0	1.3	1.2
Student loans	0.3	0.4	0.4	0.4
Other(2)	0.2	0.2	0.3	0.3

Total United States	30.9	40.6	42.9	38.4

Global Public Finance—Non-United States:
Sovereign	3.2	4.2	4.9	4.4
Transportation	3.2	4.2	5.4	4.8
Utilities	2.2	2.9	3.6	3.2
Investor-owned utilities(1)	0.7	0.9	1.3	1.2
Sub-sovereign	0.6	0.8	0.6	0.5
Municipal housing	0.0	0.0	0.0	0.0
Health care	0.1	0.1	0.1	0.1
Higher education	0.0	0.0	0.0	0.0

Total Non-United States	10.0	13.1	15.9	14.2

Total Global Public Finance	40.9	53.7	58.8	52.6

Global Structured Finance—United States:
Collateralized debt obligations(3)	14.4	18.9	20.9	18.7
Mortgage-backed residential	1.2	1.6	2.3	2.0
Mortgage-backed commercial	0.0	0.0	0.1	0.1
Consumer asset-backed:
Auto loans	0.4	0.5	1.1	1.0
Student loans	0.2	0.3	0.4	0.4
Manufactured housing	0.1	0.1	0.2	0.2
Other consumer asset-backed	0.1	0.1	0.5	0.4
Corporate asset-backed:
Operating assets:
Aircraft portfolio lease securitizations	0.5	0.7	0.6	0.5
Rental car fleets	0.7	0.9	1.1	1.0
Secured airline equipment securitization (EETC)	0.9	1.2	1.1	1.0
Other operating assets	0.1	0.1	0.2	0.2
Structured insurance securitizations	1.5	2.0	2.3	2.1
Franchise assets	0.1	0.1	0.4	0.3
Intellectual property	0.1	0.1	0.1	0.1
Other corporate asset-backed	0.2	0.3	0.3	0.3

Total United States	20.5	26.9	31.6	28.3

Global Structured Finance-Non-United States:
Collateralized debt obligations(3)	10.2	13.4	13.7	12.3
Mortgage-backed residential	0.4	0.5	1.5	1.3
Mortgage-backed commercial	0.9	1.2	1.4	1.3
Consumer asset-backed:
Auto loans	0.0	0.0	0.0	0.0
Other consumer asset-backed	0.0	0.0	0.5	0.5
Corporate asset-backed:
Operating assets:
Aircraft portfolio lease securitizations	0.4	0.6	0.6	0.5
Secured airline equipment securitization (EETC)	0.0	0.0	0.0	0.0
Other operating assets	0.0	0.0	0.1	0.1
Structured insurance securitizations	0.0	0.0	0.0	0.0
Franchise assets	0.1	0.1	0.1	0.1
Intellectual property	0.1	0.1	0.2	0.2
Future flow	1.0	1.3	1.3	1.1
Other corporate asset-backed	1.7	2.2	1.9	1.7

Total Non-United States	14.8	19.4	21.3	19.1

Total Global Structured Finance	35.3	46.3	52.9	47.4

Total	$76.2	100.0%	$111.7	100.0%

(1)	Includes investor owned utilities, industrial development and pollution control revenue bonds.
(2)	Includes certain non-profit enterprises and stadium related financing.
(3)	Includes transactions (represented by structured pools of primarily investment grade corporate credit risks or commercial real estate assets) that do not include typical CDO structuring characteristics, such as tranched credit risk, cash flow waterfalls, or interest and over-collateralization coverage tests.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table presents the credit ratings and ratings status, percentage of outstanding par ceded, the reinsurance recoverable, derivative asset, and estimated credit impairments by reinsurer as of December 31, 2008. Estimated credit impairments represent the reinsurers’ portion of amounts MBIA Corp. expects to pay on insured derivative contracts.

Reinsurers In thousands	Standard & Poor’s Rating (Status)		Moody’s Rating (Status)		Percentage of Total Par Ceded	Reinsurance Recoverable	Derivative Asset	Estimated Credit Impairments on Insured Derivatives
Channel Reinsurance Ltd.	AA- (Negative Outlook	)	Baa1 (Negative Outlook	)	67.19%	$16,464	$682,389	$181,890
Assured Guaranty Corp.	AAA (Stable	)	Aa2 (Stable	)	12.32	10,512	570	—
Mitsui Sumitomo Insurance Company Ltd.	AA (Stable	)	Aa3 (Stable	)	7.05	10,743	45,768	3,033
Ambac Assurance Corporation	A (Negative Outlook	)	Baa1 (Developing	)	5.43	1,667	—	—
Swiss Reinsurance Company	AA- (Stable	)	Aa2 (Negative Outlook	)	4.13	14,987	3,575	—
Assured Guaranty Re Ltd.	AA (Stable	)	Aa3 (Stable	)	1.35	—	1,683	—
Export Development Corporation	AAA (Stable	)	Aaa (Stable	)	0.60	—	—	—
Syncora Guarantee Re Ltd.	B (Watch Developing	)	Caa1 (Rating Under Review	)	0.51	—	—	—
Overseas Private Investment Corporation	AAA (Stable	)	Aaa (Stable	)	0.47	—	—	—
Old Republic Insurance Company	A+ (Negative Outlook	)	Aa2 (Stable	)	0.40	749	—	—
Other (1)	B or above		Caa1 or above		0.50	1,551	—	—
Not Currently Rated					0.05	249	—	—

Total					100.00%	$56,922	$733,985	$184,923

(1)	Several reinsurers within this category are not rated by Moody’s.

MBIA owns a 17.4% equity interest in Channel Re. In August 2008, Moody’s downgraded Channel Re to Baa1 with a negative outlook and in September 2008, S&P downgraded Channel Re to AA- with a negative rating outlook. As of December 31, 2008, MBIA Corp. expects Channel Re to continue to report negative shareholders’ equity on a GAAP basis primarily due to unrealized losses on its insured credit derivatives based on fair value accounting. As of December 31, 2008, the fair value of the derivative assets related to credit derivatives ceded to Channel Re was $682 million and the reinsurance recoverable from Channel Re was $16 million. In determining the fair value of its derivative

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

assets, MBIA Corp. considered the credit risk of Channel Re and, as a result, reversed $288 million of unrealized losses ceded to Channel Re. The amount reported in the preceding table reflects this reversal. After considering the credit risk of Channel Re in fair valuing its derivative assets, MBIA Corp. believes Channel Re has sufficient liquidity supporting its business to fund amounts due to MBIA Corp. In performing its assessment, MBIA Corp. determined that cash and investments, inclusive of approximately $524 million that Channel Re had on deposit in trust accounts for the benefit of MBIA as of December 31, 2008, and borrowing facilities available to Channel Re were in excess of MBIA’s exposure to Channel Re. Although the trust accounts limit the potential for Channel Re to default on its obligations to MBIA, there can be no assurance that Channel Re will not default on its obligations to MBIA that exceed the amounts already held in the trust accounts.

Several of MBIA Corp.’s other financial guarantee reinsurers, including Ambac Assurance Corporation, Assured Guaranty Corp., Assured Guaranty Re Ltd., Old Republic Insurance Co., Swiss Reinsurance Company, Syncora Guarantee Re Ltd. and Syncora Guarantee Inc. (formerly known as XL Financial Assurance and XL Capital Assurance), have had their credit ratings either downgraded or put on negative watch by one or more of the major rating agencies between December 2007 and December 2008. Although there was no material impact on MBIA Corp. for any of the rating agency actions through December 2008 relating to these reinsurers, a further downgrade of one or more of these reinsurers could require the establishment of reserves against any receivables due from the reinsurers.

Assumed Exposure

MBIA Corp. agreed to reinsure a portfolio of U.S. public finance bonds (the “FGIC public finance portfolio”) insured by FGIC with total assumed par of approximately $181 billion. In connection with the reinsurance, MBIA has received unearned upfront premiums, net of a ceding commission paid to FGIC, of approximately $717 million. As required by the NYSID, the funds were placed in a trust and will be released to MBIA upon the earlier of its removal from ratings review with its current ratings or nine months from the closing date of the transaction. Under the terms of the trust, the funds will be released to MBIA as the premium is earned and can be used to pay claims under the reinsurance agreement.

The FGIC public finance portfolio consists exclusively of investment grade credits, primarily in the general obligation, water and sewer, tax-backed and transportation sectors, and does not contain any CDS contracts, below investment grade credits or other credits inconsistent with MBIA’s credit underwriting standards. The reinsurance has been provided on a “cut-through” basis, enabling FGIC’s policyholders to receive the benefit of MBIA’s reinsurance by allowing them to present claims directly to MBIA.

Refer to “Note 21: Subsequent Events” for information about the assignment of the FGIC portfolio to MBIA Illinois.

Premium Summary

The components of financial guarantee net premiums written and earned, including premiums assumed from and ceded to other companies, are presented in the following table:

	Years ended December 31
	2008		2007		2006
In thousands	Written	Earned	Written	Earned	Written	Earned
Direct	$444,631	$945,204	$847,141	$845,163	$821,572	$890,608
Assumed	925,823	55,972	10,029	13,643	11,062	14,796

Gross	1,370,454	1,001,176	857,170	858,806	832,634	905,404
Ceded	(25,111)	(120,991)	(81,367)	(118,932)	(91,287)	(133,219)

Net	$1,345,343	$880,185	$775,803	$739,874	$741,347	$772,185

For the years ended December 31, 2008, 2007 and 2006, recoveries received under reinsurance contracts totaled $112 million, $9 million and $6 million, respectively. Ceding commissions received from reinsurers, before deferrals, net of return ceding commissions, and net of the FGIC reinsurance transaction were $25 million, $26 million and $25 million in 2008, 2007 and 2006, respectively.

Note 15: Insurance Regulations and Dividends

MBIA Corp. is subject to insurance regulations and supervision of the State of New York (its state of incorporation) and all U.S. and non-U.S. jurisdictions in which it is licensed to conduct insurance business. The extent of insurance regulation and supervision varies by jurisdiction, but New York and most other jurisdictions have laws and regulations prescribing minimum standards of solvency and business conduct, which must be maintained by insurance companies. Among other things, these laws prescribe permitted classes and concentrations of investments and limit both the aggregate and individual securities risks that MBIA Corp. may insure on a net basis based on the type of obligations insured. In addition, some insurance laws and regulations require the approval or filing of policy forms and rates. MBIA Corp. is required to file detailed annual financial statements with the NYSID and similar supervisory agencies in other jurisdictions in which it is licensed. The operations and accounts of MBIA Corp. are subject to examination by regulatory agencies at regular intervals.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

New York State insurance law regulates the payment of dividends by financial guarantee insurance companies and provides that such companies may not declare or distribute dividends except out of statutory earned surplus. Under New York State insurance law, the sum of (i) the amount of dividends declared or distributed during the preceding 12-month period and (ii) the dividend to be declared may not exceed the lesser of (a) 10% of policyholders’ surplus, as shown by the most recent statutory financial statement on file with the NYSID, or (b) 100% of adjusted net investment income for such 12-month period (the net investment income for such 12-month period plus the excess, if any, of net investment income over dividends declared or distributed during the two-year period preceding such 12-month period), unless the Superintendent of the NYSID approves a greater dividend distribution based upon a finding that the insurer will retain sufficient surplus to support its obligations.

In 2008, MBIA Corp. did not declare or pay any dividends to MBIA Inc. as part of MBIA’s strategy to conserve and build capital. However, MBIA Corp. may begin paying dividends to MBIA Inc. in future periods. As of December 31, 2008, MBIA Corp’s dividend capacity under insurance law was approximately $1 million. In the fourth quarter of 2008, MBIA Corp. recorded a contingency reserve of $350 million related to the FGIC reinsurance transaction in accordance with New York State insurance law. Additionally, MBIA Corp. reduced its contingency reserve related to guarantees on investment management services affiliated companies. MBIA Corp. has also received approval from the NYSID for a decrease in contingency reserves of $235 million related to losses that passed the severity test as per section 6903 of New York insurance law. These changes have affected the dividend capacity of MBIA Corp. In April of 2007, MBIA Corp. received approval from the NYSID and paid a dividend of $500 million to MBIA Inc.

CMAC declared and paid dividends of $3 million to MBIA Corp. in the second quarter of 2007. In 2008, CMAC did not declare or pay any dividends. CMAC had regular dividend capacity of $5 million and $1 million as of December 31, 2008 and December 31, 2007, respectively.

Under Illinois Insurance Law, MBIA Illinois may pay a dividend from unassigned surplus. Dividends in any 12-month period may not exceed the greater of 10% of policyholders’ surplus at the end of the preceding calendar year or the net income of the preceding calendar year without the approval of the Illinois State Insurance Department. In accordance with such restrictions on the amount of dividends that can be paid in any 12-month period, MBIA Illinois had regular dividend capacity of $18 million and $29 thousand as of December 31, 2008 and December 31, 2007, respectively. In 2008, MBIA Illinois did not declare or pay any dividends. MBIA Illinois declared and paid dividends of $18 million to MBIA Corp. in the second quarter of 2007.

The NYSID and certain other statutory insurance regulatory authorities in and outside the U.S. have various requirements relating to the maintenance of certain minimum ratios of statutory capital and reserves to net insurance in force. MBIA Corp. and its subsidiaries were in compliance with these requirements as of December 31, 2008 and 2007.

Refer to “Note 21: Subsequent Events” for additional information about the dividend capacity of MBIA Insurance Corporation and MBIA Illinois.

Note 16: Statutory Accounting Practices

The financial statements have been prepared on a GAAP basis, which differs in certain respects from the statutory accounting practices prescribed or permitted by the insurance regulatory authorities. Statutory accounting practices differ from GAAP in the following respects:

•

upfront premiums are earned on a basis proportionate to the scheduled periodic maturity of principal and payment of interest (“debt service”) to the original total principal and interest insured as opposed to earning in proportion to the expiration of the principal balance. Additionally, premiums related to CDS contracts are recorded as a component of premiums. Under GAAP, premiums related to CDS contracts are recorded as “Realized gains (losses) and other settlements on insured derivatives”;

•	acquisition costs are charged to operations as incurred rather than deferred and amortized as the related premiums are earned;

•	fixed-maturity investments are generally reported at amortized cost rather than fair value;

•	surplus notes are recorded as a component of policyholders surplus, while under GAAP, surplus notes are treated as a long-term debt obligation;

•	a contingency reserve is computed on the basis of statutory requirements, and is not permitted under GAAP;

•

reserves for losses and LAE are established at present value for specific insured issues that are identified as currently or likely to be in default. Under GAAP, reserves are established based on MBIA Corp.’s reasonable estimate of the identified and unallocated losses and LAE on the insured obligations it has written. Additionally, under GAAP, estimates for credit impairment on its insured credit derivatives portfolio are recorded as a derivative liability;

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

•

changes in net deferred income taxes are recognized as a separate component of gains and losses in surplus. Under GAAP, changes in MBIA Corp.’s net deferred income tax balances are recognized in net income;

•

the IRS permits financial guarantee insurance companies a deduction for increases to the statutory contingency reserve resulting in the purchase of tax and loss bonds equal to the tax benefit derived. Tax and loss bonds purchased are recorded as admitted assets and credited to surplus;

•

the acquisitions of MBIA Corp. and MBIA Illinois were recorded at statutory book value. Therefore, no goodwill was recorded. Under GAAP, goodwill represents the excess of the cost of acquisitions over the fair value of the net assets acquired;

•	guarantees of derivatives are not recorded at fair value, while under GAAP, guarantees that do not qualify for the financial guarantee scope exception under SFAS 133 are recorded at fair value;

•	certain assets designated as “non-admitted assets” are charged directly against surplus but are reflected as assets under GAAP;

•	salvage and subrogation receivables are netted against loss and LAE reserves. Under GAAP, these receivables are reported as assets; and

•	VIE’s are not consolidated by the primary beneficiary under statutory requirements.

Consolidated net income/(loss) of MBIA Corp. determined in accordance with statutory accounting practices for the years ended December 31, 2008, 2007 and 2006 was $(1.4) billion, $171 million and $669 million, respectively. Consolidated statutory surplus of MBIA Corp. determined in accordance with statutory accounting practices for the years ended December 31, 2008 and December 31, 2007 was $3.5 billion and $3.7 billion, respectively.

The following is a reconciliation of the consolidated shareholders’ equity of MBIA Corp., presented on a GAAP basis, to the statutory capital and surplus of MBIA Corp. and its subsidiaries:

	As of December 31
In thousands	2008	2007
MBIA Corp.’s GAAP shareholders’ equity	$3,347,474	$4,543,457
Premium revenue recognition (financial guarantee)	(798,043)	(755,614)
Deferral of acquisition costs	(560,632)	(472,516)
Investments, including unrealized gains / losses	(368,494)	(488,193)
Surplus notes	952,655	—
Contingency reserve	(2,594,927)	(2,718,916)
Loss reserves, including unallocated	(815,472)	234,099
Deferred income tax liabilities, net	(1,109,408)	(793,026)
Tax and loss bonds	170,250	615,301
Goodwill	(76,938)	(76,938)
Derivative assets and liabilities	5,472,354	3,653,216
Non-admitted assets and other items	(116,397)	(77,818)

Statutory capital and surplus	$3,502,422	$3,663,052

The NYSID recognizes only statutory accounting practices prescribed or permitted by the State of New York. In addition, the NYSID has adopted the National Association of Insurance Commissioners (“NAIC”) Accounting Practices and Procedures Manual as a component of its prescribed or permitted practices.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Beginning in July 2008, the NYSID allowed the recognition of goodwill as an admitted asset not to exceed 10% of the insurer’s, capital and surplus, while the NAIC requires goodwill recognition of 100%. At December 31, 2008 and 2007, MBIA Corp. reduced admitted assets by $77 million related to goodwill on acquisitions occurring prior to July 2008. The NYSID prescribes discounting of case basis loss reserves. Incurred losses and LAE include amounts discounted at 5.03% and 5.06% for 2008 and 2007, respectively. The discount for 2008 was $3.2 billion and for 2007 was $73 million. NYSID prescribed procedure enables MBIA Corp. to account for Channel Re, an AA- rated financial guarantee reinsurance company by S&P in which MBIA Corp. holds a 17.4% ownership interest, as other investments rather than as an affiliate. The NYSID prescribed the treatment of estimated lease receipts related to an MBIA Corp. paid loss as a non-admitted asset, while the NAIC would require these anticipated receipts to offset loss reserves. As of December 31, 2008 and 2007, MBIA Corp. reduced admitted assets by $0.5 million and $11 million, respectively, related to these estimated lease receipts.

Note 17: Employee Benefits

MBIA Corp. participates in MBIA Inc.’s pension plan, which covers substantially all employees. The pension plan is a qualified non-contributory defined contribution pension plan to which MBIA Corp. contributes 10% of each eligible employee’s annual compensation. Annual compensation for determining such contributions consists of base salary, bonus and commissions, as applicable. Pension benefits vest over a five-year period with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. Pension expense for the years ended December 31, 2008, 2007 and 2006, was $6 million, $8 million and $7 million, respectively.

MBIA Inc. also maintains a qualified profit-sharing/401(k) plan in which MBIA Corp. participates. The plan is a voluntary contributory plan that allows eligible employees to defer compensation for federal income tax purposes under Section 401(k) of the Internal Revenue Code of 1986, as amended. Effective January 1, 2008, employees may contribute, through payroll deductions, up to 25% of eligible compensation. Prior to 2008, employees were able to contribute up to 10% of eligible compensation. MBIA Corp. matches employee contributions up to the first 5% of such compensation. During 2008, the 401(k) plan was amended to allow 401(k) matching contributions to be made in the form of cash, whereby participants may direct the match to an investment of their choice. Prior to the amendment, the matching contribution was made in the form of MBIA Inc. common stock. The benefit of MBIA Corp.’s contributions vest over a five-year period with 20% vested after two years, 60% vested after three years, 80% vested after four years and 100% vested after five years. Generally, a participating employee is entitled to distributions from the plan upon termination of employment, retirement, death or disability. Participants who qualify for distribution may receive a single lump sum, transfer the assets to another qualified plan or individual retirement account, or receive a series of specified installment payments. MBIA Corp. contributions to the profit-sharing/401(k) plans aggregated $2 million, $4 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In addition to the above plans, MBIA Corp. also participates in MBIA Inc.’s non-qualified deferred compensation plan. Contributions to the above qualified plans that exceed limitations established by federal regulations are then contributed to the non-qualified deferred compensation plan. The non-qualified contributions included in the above stated pension and profit-sharing/401(k) expense and contribution amounts totaled $2 million, $3 million and $3 million for the pension plan, and $0.7 million, $0.6 million and $0.2 million for the profit-sharing/401(k) plan for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, the interest credited to the non-qualified deferred compensation plan totaled $3 million for each of the years ended December 31, 2008, 2007 and 2006, respectively.

MBIA Corp. participates in the MBIA Inc. 2005 Omnibus Incentive Plan (the “Omnibus Plan”), which became effective on May 5, 2005. The Omnibus Plan may grant any type of an award including stock options, performance shares, performance units, restricted stock, restricted stock units and dividend equivalents. Following the effective date of the Omnibus Plan, no new options or awards were granted under any of the prior plans authorized by the MBIA Inc. shareholders.

The stock option component of the Omnibus Plan enables key employees to acquire shares of MBIA Inc. common stock. The stock option grants, which may be awarded every year, provide the right to purchase shares of MBIA Inc. common stock at the fair value of the stock on the date of grant. Some of the stock options granted in 2008 have a vesting schedule linked to MBIA Inc.’s market value performance. Options granted will either be Incentive Stock Options (“ISOs”), where they qualify under Section 422(a) of the Internal Revenue Code, or Non-Qualified Stock Options (“NQSOs”). ISOs and NQSOs are granted at a price not less than 100% of the fair value, defined as the closing price on the grant date, of MBIA Inc. common stock. Options are exercisable as specified at the time of grant depending on the level of the recipient (generally four or five years) and expire either seven or ten years from the date of grant (or shorter if specified or following termination of employment).

Under the restricted stock component of the Omnibus Plan, certain employees are granted restricted shares of MBIA Inc.’s common stock. These awards have a restriction period lasting three, four or five years depending on the type of award, after which time the awards fully vest. During the vesting period these shares may not be sold. Restricted stock grants are typically granted from the vice president level up to and including the chief executive officer. Some of the awards granted in 2007 and 2006 are linked to growth in book value of MBIA Inc.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

including certain adjustments (“modified book value”) over a three-year period following the grant date. Actual shares issued at the vesting date will be determined based on the growth in modified book value. If modified book value grows by 30% or more over the three-year period, then 100% of the award will vest. If the growth in modified book value over the three-year period is lower than 30%, then the amount of restricted shares issued will be adjusted downward in proportion to the amount by which actual growth in modified book value is below 30%.

In May 2008, the shareholders of MBIA Inc. approved a restricted share grant for the Chairman and CEO. The grant did not reduce the shares available for grant under the Omnibus Plan, as the grant was a separate approval by the shareholders of MBIA Inc. In addition, the vesting schedule of this grant is linked to MBIA Inc.’s market value performance.

Effective January 1, 2006, MBIA Inc. adopted the requirements of SFAS 123(R). SFAS 123(R) requires MBIA Inc. to expense the fair value of employee stock options and other forms of stock-based compensation. In addition, SFAS 123(R) classifies share-based payment awards as either liability awards, which are remeasured at fair value at each balance sheet date, or equity awards, which are measured on the grant date and not subsequently remeasured. Generally, awards with cash-based settlement, repurchase features or that are settled at a fixed dollar amount are classified as liability awards, and changes in fair value will be reported in earnings. Awards with net-settlement features or that permit a cashless exercise with third-party brokers are classified as equity awards and changes in fair value are not reported in earnings. MBIA Inc.’s long-term incentive plans include features which result in both liability and equity awards. For liability awards, MBIA Inc. remeasures these awards at each balance sheet date. In addition, SFAS 123(R) requires the use of a forfeiture estimate. Prior to the adoption of SFAS 123(R), MBIA Inc. accounted for forfeitures as they occurred as permitted under previous accounting standards. MBIA Inc. uses historical employee termination information to estimate the forfeiture rate applied to current stock-based awards. The cumulative effect of adopting the change in estimating forfeitures for both stock options awards and restricted share awards was not material to MBIA Corp.’s financial statements.

In November 2006, MBIA Inc.’s Board of Directors approved new voluntary retirement benefits which will provide certain benefits to eligible employees of MBIA Corp. upon retirement. A description of these benefits is included in MBIA Inc.’s proxy statement. One of the components of the retirement program for those employees that are retirement eligible is to immediately vest all outstanding stock options granted prior to the approval of the program and to immediately vest all outstanding time-based restricted share grants. SFAS 123(R) requires compensation costs for those employees to be recognized from the date of grant through the retirement eligible date. Accelerated expense relating to this retirement benefit for both stock option awards and restricted stock awards was included in the 2006 compensation expense amounts.

In accordance with SFAS 123(R), MBIA Inc. valued all stock options granted using an option-pricing model. The value is recognized as an expense over the period in which the options vest. MBIA Corp.’s proportionate share of compensation cost for employee stock options for the years ended December 31, 2008, 2007 and 2006 totaled $7 million, $7 million and $15 million, respectively. MBIA Corp.’s proportionate share of compensation cost for restricted stock awards was a negative expense of $32 million for the year ended December 31, 2008. The negative expense was due to the cancellation and expense reversal of a restricted stock grant that was scheduled to vest in February 2008 and the estimated forfeiture of two restricted stock grants, scheduled to vest in February 2009 and February 2010, respectively, that are all linked to the growth in MBIA Inc.’s modified book value. MBIA Corp.’s proportionate share of compensation cost for restricted stock awards was $38 million and $27 million for the years ended December 31, 2007 and 2006, respectively.

MBIA Corp. participated in the “MBIA Inc. Annual and Long-Term Incentive Plan” (the “Incentive Plan”). The Incentive Plan has been superseded by the Omnibus Plan. The Incentive Plan included a stock option component and a compensation component linked to the growth in modified book value over a three-year period following the grant date. Target levels for the Incentive Plan awards were established as a percentage of total salary and bonus, based upon the recipient’s position. Awards under the Incentive Plan typically were granted from the vice president level up to and including the chief executive officer. Actual amounts to be paid are adjusted upward or downward depending on the growth of modified book value versus a baseline target, with a minimum growth of 8% necessary to receive any payment and an 18% growth necessary to receive the maximum payment. Awards under the Incentive Plan were divided equally between the two components, with approximately 50% of the award to be given in stock options and approximately 50% of the award to be paid in cash or shares of MBIA Inc. stock. Payments were made at the end of each three-year measurement period. During 2007, a $0.7 million credit to modified book value expense was recorded to reflect the final payout under the Incentive Plan. During 2006, MBIA Corp. recorded $4 million as an expense related to modified book value awards.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Note 18: Preferred Stock

MBIA Corp. had access to $400 million through the CPCT facility issued by eight trusts (the “Trusts”), which were created for the primary purpose of issuing CPCT securities and investing the proceeds in high-quality commercial paper or short-term U.S. Government obligations. MBIA Corp. had a put option to sell to the Trusts the preferred stock of MBIA Corp. in exchange for proceeds of $400 million. Any preferred stock issued by MBIA Corp. would be perpetual and non-cumulative. Preferred stock has preference over common stock upon liquidation.

In November 2008, MBIA Corp. exercised the put option to sell to the Trusts the perpetual preferred stock issued by MBIA Corp. Upon MBIA exercising the put option, the Trusts transferred proceeds of $400 million to MBIA Corp. in exchange for 4,000 shares of non-cumulative perpetual preferred stock. Once the proceeds were received, MBIA exercised its right to terminate the CPCT facility by making a fixed-rate election. As a result, the Trusts were terminated and third-party investors received a pro-rata share of MBIA Corp.’s preferred stock. Subsequently, MBIA purchased 1,241 shares of the preferred stock at $10,000 per share.

As of December 31, 2008, MBIA Corp. had 2,759 shares of the preferred stock issued and outstanding. In accordance with MBIA’s fixed-rate election, the dividend rate on the preferred stock was determined using a fixed-rate equivalent of LIBOR plus 200 basis points. Each share of preferred stock has a par value of $1,000 with a liquidation preference of $100,000. The holders of the preferred stock are not entitled to any voting rights as shareholders of MBIA Corp. and their consent is not required for taking any corporate action. Subject to certain requirements, the preferred stock may be redeemed, in whole or in part, at the option of MBIA Corp. at any time or from time to time for cash at a redemption price equal to the liquidation preference per share plus any accrued and unpaid dividends thereon at the date of redemption for the then current dividend period and any previously accumulated dividends payable without interest on such unpaid dividends. As of December 31, 2008, no dividends have been declared on the preferred stock. Payment of dividends on MBIA Corp.’s preferred stock is subject to the same restrictions that apply to dividends on common stock under New York State insurance law.

The carrying value of the preferred stock was $28 million as of December 31, 2008. The carrying value represents the $400 million of proceeds received reduced by the carrying value of the put option at the time of exercise of $360 million and the carrying value of the 1,241 shares repurchased of $12 million. Prior to exercise, the put option was reported at fair value within “Other assets” on MBIA Corp.’s consolidated balance sheet and changes in fair value of the put option was reported within “Net gains (losses) on financial instruments at fair value and foreign exchange” on MBIA Corp.’s statement of operations.

Note 19: Related Party Transactions

Related parties are defined as the following:

•

Affiliates of MBIA Corp.: An affiliate is a party that directly or indirectly controls, is controlled by or is under common control with MBIA Corp. Control is defined as having, either directly or indirectly, the power to direct the management and operating policies of a company through ownership, by contract or otherwise.

•	Entities for which investments are accounted for using the equity method by MBIA Corp.

•	Trusts for the benefit of employees, such as pension and profit-sharing trusts, that are managed by or under the trusteeship of management.

•	Principal owners of MBIA Corp. defined as owners of record or known beneficial owners of more than 10 percent of the voting interests of MBIA Corp.

•

Management of MBIA Corp. which includes persons who are responsible for achieving the objectives of MBIA Corp. and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the Board of Directors, the Chief Executive Officer, Chief Operating Officer, Vice President in charge of principal business functions and other persons who perform similar policymaking functions.

•

Members of the immediate families of principal owners of MBIA Corp. and its management. This includes family members whom a principal owner or a member of management might control or influence or by whom they may be controlled or influenced because of the family relationship.

•

Other parties with which MBIA Corp. may deal if one party controls or can significantly influence the management or policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.

•

Other parties that can significantly influence the management or policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to the extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

From time to time MBIA Corp. may enter into transactions with related parties that MBIA Corp. deems immaterial or which occur in the normal course of business and are deemed to be transacted at “arm’s length” by management.

Since 1989, MBIA Corp. has executed five surety bonds to guarantee the payment obligations of the members of the Municipal Bond Insurance Association (the “Association”), a voluntary unincorporated association of insurers writing municipal bond and note insurance as agents for the member insurance companies that had their S&P claims-paying rating downgraded from AAA on their previously issued Association policies. In the event that the Association does not meet their policy payment obligations, MBIA Corp. will pay the required amounts directly to the paying agent. The aggregate outstanding exposure on these surety bonds as of December 31, 2008 was $340 million.

MBIA Corp. owns investments, included in other investments, which are recorded in MBIA Corp.’s financial statements using the equity method of accounting. These investments comprise equity interests in limited partnerships and in Channel Re. All material transactions between MBIA Corp. and these entities have been eliminated in MBIA Corp.’s consolidated financial statements. During 2008 and 2007, premiums ceded to Channel Re totaled $49 million and $51 million, respectively, and ceding commissions received from Channel Re totaled $11 million and $12 million, respectively. During 2008, cessions to Channel Re represented 6.99% of total par ceded or $1.1 billion. As of December 31, 2008, the reinsurance recoverable from Channel Re was $16 million and the derivative assets related to credit derivatives ceded to Channel Re was $682 million. In 2007, cessions to Channel Re represented 62.51% of total par ceded or $12.4 billion. As of December 31, 2007, the reinsurance recoverable from Channel Re was $13 million and the derivative assets related to credit derivatives ceded to Channel Re was $708 million. Refer to “Note 14: Reinsurance” for additional information regarding MBIA Corp.’s equity investment in Channel Re and reinsurance agreements between MBIA Corp. and Channel Re.

Unrealized losses during the fourth quarter of 2007 on insured credit derivatives that were reinsured for MBIA Corp. by Channel Re resulted in an adjustment to the carrying value of MBIA Corp.’s 17.4 percent equity ownership interest in Channel Re from $86 million to zero. The adjustment is reflected in net losses on financial instruments at fair value and foreign exchange. As of December 31, 2008, MBIA continues to record the equity ownership interest at zero.

Included in other assets were $19 million and $22 million of net receivables from MBIA Inc. and other subsidiaries as of December 31, 2008 and December 31, 2007, respectively.

MBIA Corp.’s investment portfolio is managed by MBIA Capital Management Corp. (“CMC”) for domestic investments and by MBIA Asset Management UK (“AM-UK”) for international investments, both wholly owned subsidiaries of MBIA Inc., which provide fixed-income investment management services for MBIA Inc. and its affiliates, as well as third-party institutional clients. In 2008 and 2007, CMC and AM-UK charged fees of $13 million and $11 million to MBIA Corp., respectively, based on the performance of its investment portfolio.

MBIA Corp. insures outstanding investment agreement liabilities for IMC, which provides customized investment agreements for bond proceeds and other public funds, as well as for funds which are invested as part of asset-backed or structured product issuance.

MBIA Corp. entered into an agreement with MBIA Inc. and IMC whereby MBIA Corp. held securities subject to agreements to resell of $3.3 billion and $346 million as of December 31, 2008 and 2007, respectively. MBIA Corp. also transferred securities subject to agreements to repurchase of $1.3 billion and cash of $2.0 billion as of December 31, 2008 and transferred securities subject to agreements to repurchase of $346 million as of December 31, 2007. These agreements have a term of less than one year. The interest expense relating to these agreements was $23 million and $20 million, respectively, for the years ended December 31, 2008 and 2007. The interest income relating to these agreements was $45 million and $21 million, respectively, for the years ended December 31, 2008 and 2007.

On September 14, 2006, MBIA announced that Richard H. Walker was elected a member of MBIA’s Board of Directors. Mr. Walker is the General Counsel of Deutsche Bank AG (“Deutsche Bank”), where he oversees Deutsche Bank’s Legal and Compliance departments worldwide. Effective January 30, 2008 he resigned his position on MBIA’s Board of Directors. Deutsche Bank has a number of business relationships with MBIA Inc. and MBIA Insurance Corporation. Deutsche Bank is a lender to MBIA pursuant to its five-year $500 million revolving credit agreement. The size of Deutsche Bank’s commitment in this facility is $30 million, for which it earns a commitment fee of 15 basis points per year. As of December 31, 2008, no borrowings were outstanding under this facility. During 2008, MBIA terminated a liquidity facility of $113 million and a master repurchase agreement of $135 million with Deutsche Bank and subsequently entered into a liquidity loan with Deutsche Bank of $95 million to Triple-A One Funding Corporation, an MBIA-sponsored commercial paper conduit. As of December 31, 2008, the full amount has been drawn under the new facility. MBIA also has a $30 million net loan outstanding with Deutsche Bank, for which quarterly interest is paid at three-month LIBOR plus 3 basis points. This loan will terminate on June 15, 2010. Deutsche Bank and its affiliates may from time to time hold debt

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

securities issued or insured by MBIA or its affiliates. Deutsche Bank’s capital markets subsidiaries from time to time have provided securities underwriting services to MBIA and its affiliates. MBIA has provided credit enhancement to a variety of asset securitization transactions which have been originated, sponsored or underwritten by Deutsche Bank and its subsidiaries. Additionally, MBIA and its affiliates may from time to time hold debt securities issued by Deutsche Bank or its affiliates. Deutsche Bank and MBIA also engage from time to time in a variety of derivative transactions, as well as transactions in securities and other financial assets. Significant transactions between Deutsche Bank and MBIA are discussed below. The aggregate notional amount of derivative trades with Deutsche Bank at December 31, 2008 is $8.8 billion. The net unrealized loss on those trades is $205 million. In 2007, MBIA sold credit protection, in the form of a CDS, with Deutsche Bank as the reference entity with a notional amount of $50 million. This CDS matured in 2008 and MBIA did not enter into similar transactions with Deutsche Bank during the year. MBIA’s insurance portfolio has total exposure to Deutsche Bank in commercial paper of $17 million in 2007. The commercial paper matured in 2008 and MBIA did not have any other commercial paper exposure to Deutsche Bank in 2008.

MBIA Corp. insures assets and/or liabilities of MBIA-administered conduits that are consolidated in the financial statements of MBIA Inc. and Subsidiaries. Certain of MBIA Inc.’s consolidated subsidiaries have invested in conduit debt obligations or have received compensation for services provided to the conduits.

MBIA Corp. had no loans outstanding to any executive officers or directors during 2008.

Note 20: Commitments and Contingencies

In the normal course of operating its businesses, MBIA Corp. may be involved in various legal proceedings.

MBIA Corp. has received subpoenas or informal inquiries from a variety of regulators, including the Securities and Exchange Commission, the Securities Division of the Secretary of the Commonwealth of Massachusetts, the Attorney General of the State of California, and other states’ regulatory authorities, regarding a variety of subjects, including disclosures made by MBIA Corp. to underwriters and issuers of certain bonds, disclosures regarding MBIA Corp.’s structured finance exposure, MBIA Corp.’s communications with rating agencies, and the methodologies used by rating agencies for determining the credit rating of municipal debt. MBIA Corp. is cooperating fully with each of these regulators and is in the process of satisfying all such requests. MBIA Corp. may receive additional inquiries from these or other regulators and expects to provide additional information to such regulators regarding their inquiries in the future.

On July 23, 2008, the City of Los Angeles filed two complaints in the Superior Court of the State of California for the County of Los Angeles against MBIA Corp. and others. The first, against MBIA Corp., AMBAC Financial Group, Inc., XL Capital Assurance Inc., ACA Financial Guaranty Corp., Financial Guaranty Insurance Company, and CIFG Assurance North America, Inc., alleged (i) participation in a conspiracy in violation of California’s antitrust laws to maintain a dual credit rating scale that misstated the credit default risk of municipal bond issuers and created market demand for municipal bond insurance and (ii) participation in risky financial transactions in other lines of business that damaged each bond insurer’s financial condition (thereby undermining the value of each of their guaranties), and a failure adequately to disclose the impact of those transactions on their financial condition. These latter allegations form the predicate for five separate causes of action against each of the Insurers: breach of contract, breach of the covenant of good faith and fair dealing, fraud, negligence, and negligent misrepresentation. Complaints making the same allegations against MBIA Corp. and nearly all of the same co-defendants were filed in Superior Court, San Francisco County, by the City of Stockton on July 23, 2008, by the City of Oakland on August 28, 2008, by the City of San Francisco on October 8, 2008, by the County of San Mateo on October 23, 2008, by the County of Alameda on October 30, 2008, by the City of Los Angeles Department of Water and Power on December 31, 2008, by the Sacramento Municipal Utility District on December 31, 2008, and by the City of Sacramento on January 6, 2009. These cases are in the process of being coordinated as Ambac Bond Insurance Cases in San Francisco Superior Court (Judicial Council Coordination Proceeding No. 4555).

The City of Los Angeles’s second complaint named as defendants certain other financial institutions as well as bond insurers, including MBIA Corp., AMBAC Financial Group, Inc., Financial Security Assurance, Inc., Financial Guaranty Insurance Company and Security Capital Assurance Inc., and alleged fraud and violations of California’s antitrust laws through bid-rigging in the sale of municipal derivatives to municipal bond issuers. Complaints making the same allegations against MBIA Corp. and nearly all of the same co-defendants were filed in Superior Court, Los Angeles County, by the County of San Diego on August 28, 2008, and in Superior Court, San Francisco County, by the City of Stockton on July 23, 2008, by the County of San Mateo on October 7, 2008, and by the County of Contra Costa on October 8, 2008. The City of Los Angeles and City of Stockton actions were removed to federal court and transferred by order dated November 26, 2008, to the Southern District of New York for inclusion in the multidistrict litigation In re Municipal Derivatives Antitrust Litigation, M.D.L. No. 1950; the San Diego County, San Mateo County, and Contra Costa County actions were removed to federal court and the issue of their transfer to the Southern District of New York for inclusion in In re Municipal Derivatives Antitrust Litigation is currently before the Judicial Panel on Multidistrict Litigation.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

On September 30, 2008, MBIA Corp. commenced an action in the New York State Supreme Court against Countrywide Home Loans, Inc., Countrywide Securities Corp. and Countrywide Financial Corp. (collectively, “Countrywide”). The complaint alleges fraudulent conduct in the origination and sale of home equity loans included in MBIA Corp.-backed securitizations of pools of home equity loans and breaches of both Countrywide’s representations and warranties and its contractual obligation to cure or repurchase ineligible loans as well as its sales and servicing obligations, among other things. In addition, on October 15, 2008, MBIA Corp. commenced an action in the United States District Court for the Southern District of New York (“SDNY”) against Residential Funding Company, LLC (“RFC”). On December 5, 2008, a notice of voluntary dismissal without prejudice was filed in the SDNY and the complaint was re-filed in the Supreme Court of the State of New York, New York County. The complaint alleges that RFC fraudulently induced MBIA Corp. to provide financial guarantee policies with respect to five RFC closed-end home equity second-lien and HELOC securitizations, and that RFC breached its contractual representations and warranties, as well as its obligation to repurchase ineligible loans, among other things. There can be no assurance that MBIA Corp. will prevail in either the Countrywide or RFC actions.

On October 16, 2008, MBIA Corp. received a demand for arbitration by a third-party reinsurer relating to cessions made to it under reinsurance treaty agreements entered into with the reinsurer by MBIA Corp. and certain of its subsidiary insurers in 2006 and 2007. The demand alleged that MBIA Corp. engaged in violations of the terms of the treaty agreements and of its duty of utmost good faith. Certain of the policies ceded pursuant to the treaties include those on which MBIA Corp. has identified loss reserves. Effective November 30, 2008, MBIA Corp. and the reinsurer entered into an agreement to terminate the arbitration.

MBIA Corp. intends to vigorously defend against the aforementioned actions in which it is a defendant and against other potential actions, and MBIA Corp. does not expect the outcome of these matters to have a materially adverse effect on its business, results of operations or financial condition. MBIA Corp. cannot provide assurance, however, that the ultimate outcome of these actions will not cause a loss nor have a material adverse effect on its business, results of operations or financial condition.

There are no other material lawsuits pending or, to the knowledge of MBIA Corp., threatened, to which MBIA Corp. or any of its subsidiaries is a party.

Note 21: Subsequent Events

Business Reorganization Initiative

On February 18, 2009, the Company announced that it had restructured MBIA Insurance Corporation and established a separate U.S. public finance financial guarantee insurance company using MBIA Illinois, an existing public finance financial guarantee insurance company wholly owned by MBIA Insurance Corporation. As part of the restructuring, the stock of MBIA Illinois was transferred to a newly established intermediate holding company, which is wholly owned by MBIA Inc. Additionally, MBIA Illinois was further capitalized with approximately $2.1 billion from funds distributed by MBIA Insurance Corporation to MBIA Inc. as a dividend and return of capital, which MBIA Inc. contributed to MBIA Illinois through the intermediate holding company. Management believes that the new operating structure will facilitate both transparency of business lines and future capital raising efforts. The restructuring had no impact on MBIA Corp.’s consolidated financial statements as of December 31, 2008.

As part of the restructuring, MBIA Insurance Corporation entered into a quota share reinsurance agreement effective January 1, 2009 pursuant to which MBIA Insurance Corporation ceded all of its U.S. public finance exposure to MBIA Illinois, including assigning its rights and obligations with respect to the U.S. public finance business that MBIA Insurance Corporation assumed from FGIC. The exposure transferred to MBIA Illinois under the reinsurance and assignment agreements totaled $554 billion of net par outstanding. The reinsurance and assignment enables covered policyholders and certain ceding reinsurers to make claims for payment directly against MBIA Illinois in accordance with the terms of these agreements.

In connection with the reinsurance and assignment agreements, MBIA Insurance Corporation paid to MBIA Illinois approximately $2.9 billion, which is equal to the statutory net unearned premium, net of a ceding commission, and loss and loss adjustment expense reserves, as premium to reinsure the policies covered by these agreements. The ceding commission paid to MBIA Insurance Corporation equaled 22% of the net unearned premium reserve ceded.

To provide additional protection to its policyholders, MBIA Illinois has also issued second-to-pay policies for the benefit of the policyholders covered by the above reinsurance and assignment agreements. These second-to-pay policies, which are direct obligations of MBIA Illinois, are held by a trustee and provide that if MBIA Insurance Corporation or FGIC, as applicable, do not pay valid claims of their policyholders, the policyholders will then be able to make claims directly against MBIA Illinois.

MBIA Insurance Corporation and Subsidiaries

Notes to Consolidated Financial Statements

MBIA Insurance Corporation will retain its structured finance and international insured exposure, as well as its guarantee of investment agreement contracts and medium-term notes issued by the Company’s investment management services operations, and plans to resume business in these markets when its credit ratings and market conditions permit.

MBIA Insurance Corporation had, on a statutory basis, total policyholders’ surplus of approximately $3.5 billion as of December 31, 2008. Had the restructuring of MBIA Insurance Corporation occurred on December 31, 2008, total policyholders’ surplus of MBIA Insurance Corporation and MBIA Illinois would have been approximately $3.1 billion and $0.4 billion, respectively.

Under New York State insurance law, without prior approval of the Superintendent of the NYSID, financial guarantee insurance companies can pay dividends from earned surplus subject to retaining a minimum capital requirement. The payment of regular dividends in any 12-month period is limited to the lesser of (i) 10% of policyholders’ surplus as reported on the insurer’s latest filed statutory financial statements or (ii) 100% of adjusted net investment income. On February 17, 2009, MBIA Corp. declared and paid a dividend of $1.1 billion to MBIA Inc. related to the aforementioned restructuring after receiving prior approval from the Superintendent of the NYSID. As a result, MBIA Corp. will not be able to pay dividends without prior approval from the Superintendent of the NYSID until February 10, 2010. The $1.1 billion dividend together with a $938 million return of capital represent the aforementioned $2.1 billion distributed to MBIA Inc.

Under Illinois State Insurance Law, the maximum dividend that may be paid by MBIA Illinois without prior approval of the Illinois Director of Insurance in any 12-month period is the greater of (i) 10% of surplus as regards policyholders at the end of the preceding year, or (ii) the net income for the preceding calendar year. As of the date of the restructuring, MBIA Illinois cannot pay dividends without prior approval of the Illinois Director of Insurance.